
For confidence, click here.

VERISIGN
ANNUAL REPORT 2012

DEAR VERISIGN STOCKHOLDERS:



OUR MISSION

Enable the world to connect online with reliability and confidence, anytime, anywhere

OUR VALUES

- We are stewards of the Internet and our Company
- We are passionate about the pursuit of technology and innovation
- We take responsibility for our actions
- We respect others and exhibit integrity in our actions

Security and stability are at the core of Verisign and instrumental in our offering Internet infrastructure services that allow the world to connect online with reliability and confidence anytime, anywhere. In 2012 we delivered another year of solid growth and value creation marked by several important accomplishments:

- Verisign marked 15 years of uninterrupted availability for .com and .net.
- In November Verisign's agreement with ICANN to operate the .com registry was renewed for another six years.
- Verisign applied for 14 new generic Top-Level Domains (gTLDs).
- Applicants for over 200 new gTLD s selected Verisign to provide back-end registry services.
- Revenues in 2012 grew 13 percent over that of 2011.
- Through continued financial discipline and operational focus we expanded our margins.
- During 2012 we repurchased approximately 7.7 million shares for $315 million.
- We strengthened our balance sheet, with year-end Cash, Cash Equivalents and Marketable Securities at $1.56 billion.

As we look to 2013, we will continue our strategy to protect, grow, innovate and manage our business to the benefit of Internet users worldwide, our customers and our shareholders.

I would like to extend my thanks to our shareholders, customers, and employees for your ongoing support.

Jim Bidzos

Jim Bidzos
Executive Chairman
President and Chief Executive Officer
April 2013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

Commission File Number: 000-23593

VERISIGN, INC.
(Exact name of registrant as specified in its charter)

Delaware	**94-3221585**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
12061 Bluemont Way, Reston, Virginia	**20190**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (703) 948-3200

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock $0.001 Par Value Per Share, and the Associated Stock Purchase Rights	NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☑ NO ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ NO ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☑ NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). YES ☑ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.): YES ☐ NO ☑

The aggregate market value of the voting and non-voting common equity stock held by non-affiliates of the Registrant as of June 30, 2012, was $3.8 billion based upon the last sale price reported for such date on the NASDAQ Global Select Market. For purposes of this disclosure, shares of Common Stock held by persons known to the Registrant (based on information provided by such persons and/or the most recent schedule 13Gs filed by such persons) to beneficially own more than 5% of the Registrant's Common Stock and shares held by officers and directors of the Registrant have been excluded because such persons may be deemed to be affiliates. This determination is not necessarily a conclusive determination for other purposes.

Number of shares of Common Stock, $0.001 par value, outstanding as of the close of business on February 22, 2013: 152,561,275 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement to be delivered to stockholders in connection with the 2013 Annual Meeting of Stockholders are incorporated by reference into Part III

TABLE OF CONTENTS

For purposes of this Annual Report, the terms "Verisign", "the Company", "we", "us" and "our" refer to VeriSign, Inc. and its consolidated subsidiaries.

PART I

ITEM 1. BUSINESS

Overview

We are a provider of Internet infrastructure services. By leveraging our global infrastructure, we provide network confidence and availability for mission-critical Internet services, such as domain name registry services and infrastructure assurance services. Our service capabilities enable real-time name resolution for a number of global top level domains ("TLDs"), enable domain name registration through registrars, and provide security intelligence and cloud-based network availability services to enterprise customers.

Our one reportable segment is Naming Services, which consists of Registry Services and Network Intelligence and Availability ("NIA") Services. We have operations inside as well as outside the United States ("U.S."). For certain additional information about our segment, including a geographic breakdown of revenues and changes in revenues, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 and Note 10, "Geographic and Customer Information" of our Notes to Consolidated Financial Statements in Item 15 of this Form 10-K.

Registry Services operates the authoritative directory of all *.com, .net, .cc, .tv,* and *.name* domain names and the back-end systems for all *.gov, .jobs* and *.edu* domain names. NIA Services provides infrastructure assurance services to organizations and is comprised of Verisign iDefense Security Intelligence Services ("iDefense"), Managed Domain Name System ("Managed DNS") Services, and Distributed Denial of Service ("DDoS") Protection Services.

We were incorporated in Delaware on April 12, 1995. Our principal executive offices are located at 12061 Bluemont Way, Reston, Virginia 20190. Our telephone number at that address is (703) 948-3200. Our common stock is traded on the NASDAQ Global Select Market under the ticker symbol VRSN. VERISIGN, the VERISIGN logo, and certain other product or service names are registered or unregistered trademarks in the U.S. and other countries. Other names used in this Form 10-K may be trademarks of their respective owners. Our primary website is www.VerisignInc.com. The information available on, or accessible through, this website is not incorporated in this Form 10-K by reference.

Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are available, free of charge, on the Investor Relations section of our website as soon as is reasonably practicable after filing such reports with the Securities and Exchange Commission (the "SEC"). The public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov.

Pursuant to our agreements with the Internet Corporation for Assigned Names and Numbers ("ICANN"), Verisign makes available on its website at www.VerisignInc.com/zone files containing all active domain names registered in the *.com* and *.net* registries. At the same website address, Verisign makes available a summary of the number of active domain names registered in the *. com* and *. net* registries and the number of *. com* and *. net* domain names that are registered but are not configured for use. These files and the related summary data are updated at least once per day. The update times may vary each day. The summary data provided on the website includes domain names that, at the time of publication, were recently purchased and subject to a five day grace period during which the domain names may be deleted and a credit may be issued to a registrar (the "add grace period"). The number of active domain names subject to the add grace period is typically immaterial. The numbers provided in this Form 10-K are the numbers as of midnight of the date reported, include domain names registered but not configured for use, and do not include domain names subject to the add grace period and therefore cannot be compared to the summary posted on our website. The information available on, or accessible through, this website is not incorporated herein by reference.

Naming Services

Registry Services

Registry Services operates the authoritative directory of all *.com, .net, .cc, .tv,* and *.name* domain names and the back-end systems for all *.gov*, *.jobs* and *.edu* domain names. Registry Services allows individuals and organizations to establish their online identities, while providing the secure, always-on access they need to communicate and transact reliably with large-scale online audiences.

We are the exclusive registry of domain names within the *.com, .net* and *.name* generic top-level domains ("gTLDs") under agreements with ICANN and also, with respect to the *.com* agreement, the U.S. Department of Commerce ("DOC"). As a registry, we maintain the master directory of all second-level domain names in these TLDs (e.g., johndoe.com and janedoe.net). Our global constellation of domain name servers provides Internet Protocol ("IP") address information in response to queries, enabling the use of browsers, email systems, and other systems on the Internet. In addition, we own and maintain the shared registration system that allows all registrars to enter new second-level domain names into the master directory and to submit modifications, transfers, re-registrations and deletions for existing second-level domain names ("Shared Registration System").

Separate from our agreements with ICANN, we have agreements to be the exclusive registry for the *.tv* and *.cc* country code top-level domains ("ccTLDs") and to operate the back-end registry systems for the *.gov*, *.jobs* and *.edu* gTLDs. These TLDs are also supported by our global constellation of domain name servers and Shared Registration System.

With our existing gTLDs and ccTLDs, we also provide internationalized domain name ("IDN") services that enable Internet users to access websites in characters representing their local language. Currently, IDNs may be registered in as many as 350 different native languages and scripts.

Domain names can be registered for between one and 10 years, and the fees charged for *.com* and *.net* may only be increased according to adjustments prescribed in our agreements with ICANN over the applicable term. With respect to *.com,* price increases require prior approval by the DOC according to the terms of Amendment 32 of the Cooperative Agreement between the DOC and Verisign. Revenues for registrations of *.name* are not subject to the same pricing restrictions as those applicable to *.com* and *.net*; however, *.name* fees charged are subject to our agreement with ICANN over the applicable term. Revenues for *.cc* and *.tv* domain names are based on a similar fee system and registration system, though the fees charged are not subject to the same pricing restrictions as those imposed by ICANN. The fees received from operating the *.gov* registry are based on the terms of Verisign's agreement with the U.S. General Services Administration ("GSA"). The fees received from operating the *.jobs* registry infrastructure are based on the terms of Verisign's agreement with the registry operator of *.jobs.* No fees are received from operating the *.edu* registry infrastructure.

Historically, we have experienced higher domain name growth in the first quarter of the year compared to other quarters. Our quarterly revenue does not reflect these seasonal patterns because the preponderance of our revenue for each quarterly period is provided by the ratable recognition of our deferred revenue balance.

NIA Services

NIA Services provides infrastructure assurance to organizations and is comprised of iDefense, Managed DNS and DDoS Protection Services.

iDefense provides 24 hours a day, every day of the year, access to cyber intelligence related to vulnerabilities, malicious code, and global threats. Our teams enable companies to improve vulnerability management, incident response, fraud mitigation, and proactive mitigation of the particular threats targeting their industry or global operations. Customers include financial institutions, large corporations, and governmental and quasi-governmental organizations. Customers pay a subscription fee for iDefense.

Managed DNS is a hosting service that delivers DNS resolution, improving the availability of web-based systems. It provides DNS availability through a globally distributed, securely managed, cloud-based DNS infrastructure, allowing enterprises to save on capital expenses associated with DNS infrastructure deployment and reduce operational costs and complexity associated with DNS management. Managed DNS service provides full support for DNS Security Extensions ("DNSSEC") compliance features and Geo Location traffic routing capabilities. DNSSEC is designed to protect the DNS infrastructure from man-in-the-middle attacks that corrupt, or poison, DNS data. Geo Location allows website owners to customize responses for end-users based on their physical location or IP address, giving them the ability to deliver location-specific content. Customers include financial institutions, e-Commerce, and Software-as-a-service providers. Customers pay a subscription fee that varies based on the amount of DNS traffic they receive.

DDoS Protection Services supports online business continuity by providing monitoring and mitigation services against DDoS attacks. We help companies stay online without needing to make significant investments in infrastructure or establish internal DDoS expertise. As a cloud-based service, it can be deployed quickly and easily, with no customer premise equipment required. This saves time and money through operational efficiencies, support cost, and economies of scale to provide detection and protection against the largest DDoS attacks. Customers include financial institutions and e-commerce providers. Customers pay a subscription fee that varies depending on the customer's network requirements.

Operations Infrastructure

Our operations infrastructure consists of three primary Company-operated secure data centers in Dulles, Virginia; New Castle, Delaware; and Fribourg, Switzerland as well as approximately 70 globally distributed resolution sites, which includes both regional resolution sites and supersites. These secure data centers operate 24 hours a day, supporting our business units and services. The performance and scale of our infrastructure are critical for our business, and give us the platform to maintain our leadership position. Key features of our operations infrastructure include:

- *Distributed Servers:* We deploy a large number of high-speed servers globally to support capacity and availability demands that, in conjunction with our proprietary software, processes and procedures, offer automatic failover, global and local load balancing, and threshold monitoring on critical servers.
- *Advanced Telecommunications:* We deploy and maintain redundant and diverse telecommunications and routing hardware, and maintain high-speed connections to multiple Internet service providers ("ISPs") and peering relationships globally to ensure that our critical services are readily accessible to customers at all times.
- *Network Security:* We incorporate architectural concepts such as protected domains, restricted nodes and distributed access control in our system architecture. We have also developed proprietary communications protocols within and between software modules that are designed to prevent most known forms of electronic attacks. In addition, we employ firewalls and intrusion detection software, as well as proprietary security mechanisms at many points across our infrastructure. We perform recurring internal vulnerability testing and controls audits, and also contract with third-party security consultants who perform periodic penetration tests and security risk assessments on our systems. Verisign has engineered resiliency and diversity into how it hosts classes of products throughout its set of interconnected sites. This includes different physical security silos, which themselves are separated into bulkheads, and in which servers are located. Diversity and functional separation of duties also extends to operations personnel, with different teams administering different infrastructure, account credentials, modes of authentication, security layers, and where appropriate, application software, operating systems and hardware. Corporate networks are in their own physical silo. Thus, the corporate networks to which personnel directly connect are separated from the silos that house production services; administration of production gear from corporate systems must go through an internal, fortified intermediary; and account credentials used within the corporate networks are not used within the production silos, nor on the fortified systems.
- *Services Integrity:* Verisign employs both phased and systemic integrity validation operations via a number of proprietary mechanisms on all internal DNS publication operations.

As part of our operations infrastructure for our Registry Services business, we operate all authoritative domain name servers that answer domain name lookups for the *.com* and *.net* zones, as well as for the other TLDs for which we are the registry. We also operate two of the 13 externally visible root zone server addresses, which are considered to be the authoritative root zone servers of the Internet's DNS. The domain name servers provide the associated authoritative name servers and IP addresses for every *.com* and *.net* domain name on the Internet and a large number of other TLD queries, resulting in an annual average of over 60 billion transactions per day. These name servers are located around the world, and provide local domain name service globally. Each server facility is a controlled and monitored environment, incorporating security and system maintenance features. This network of name servers is one of the cornerstones of the Internet's DNS infrastructure.

In 2012, we continued to expand our infrastructure to meet demand to support normal and peak system load and attack volumes based on what we have experienced historically, as well as to accommodate projected Internet attack trends. In 2011, we deployed DNSSEC in the *.com* domain, to protect the integrity of domain name system data.

Call Centers and Help Desk: We provide customer support services through our phone-based call centers, email help desks and Web-based self-help systems. Our Virginia call center is staffed 24 hours a day, every day of the year to support our businesses. All call centers have a staff of trained customer support agents and also provide Web-based support services utilizing customized automatic response systems to provide self-help recommendations.

Operations Support and Monitoring: Through our network operations centers, we have an extensive monitoring capability that enables us to track the status and performance of our critical database systems and our global resolution systems. Our distributed network operations centers are staffed 24 hours a day, every day of the year.

Disaster Recovery Plans: We have disaster recovery and business continuity capabilities that are designed to deal with the loss of entire data centers and other facilities. Our Registry Services business maintains dual mirrored data centers that allow rapid failover with no data loss and no loss of function or capacity, as well as off-continent tertiary Registry Services capabilities. Our critical data services (including domain name registration and global resolution) use advanced storage systems that provide data protection through techniques such as synchronous mirroring and remote replication.

Divestitures and Restructuring

In 2011, we completed our four-year restructuring plans, which included divesting or winding down our non-core businesses, the sale of our Authentication Services business, and relocating our headquarters. Information about the divestitures and restructuring, and their impact on our financial statements is included in Note 4 "Discontinued Operations" and Note 6 "Restructuring Charges" of our Notes to Consolidated Financial Statements in Item 15 of this Form 10-K.

Marketing, Sales and Distribution

We offer promotional marketing programs for our registrars based upon market conditions and the business environment in which the registrars operate. We seek to expand our existing businesses through focused marketing programs that target *.com* and *.net* zone growth, particularly in emerging international markets, and by extending our brand and serving new markets through the internationalized domain names for which we have applied. We market our NIA Services worldwide through multiple distribution channels, including direct sales and indirect channels. We have marketing and sales offices throughout the world.

Research and Development

We believe that timely development of new and enhanced services, including monitoring and visualization, registry provisioning platforms, data services, value added services, and NIA Services is necessary to remain competitive in the marketplace. During 2012, 2011 and 2010 our research and development expenses were $61.7 million, $53.3 million and $53.7 million, respectively.

Our future success will depend in large part on our ability to continue to maintain and enhance our current technologies and services, and to develop new ones. We actively investigate and incubate new concepts, and evaluate new business ideas through our innovation pipeline. In conjunction, we also continue to focus on growing our patent portfolio and consider opportunities for its strategic use. In the past, we developed our services both independently and through efforts with leading application developers and major customers. We have also, in certain circumstances, acquired or licensed technology from third parties. We expect that most of the future enhancements to existing services and new services will be the result of either our own internal development efforts or our cooperative work with suppliers, customers and the technology community.

The markets for our services are dynamic, characterized by rapid technological developments, frequent new product introductions and evolving industry standards. The constantly changing nature of these markets and their rapid evolution will require us to continually improve the performance, features and reliability of our services, particularly in response to competitive offerings, and to introduce both new and enhanced services as quickly as possible and prior to our competitors.

Competition

We compete with numerous companies in each of the Registry Services and NIA Services businesses. The overall number of our competitors may increase and the identity and composition of competitors may change over time.

Competition in Registry Services: We face competition in the domain name registry space from other gTLD and ccTLD registries that are competing for the business of entities and individuals that are seeking to establish a Web presence, including registries offering services related to the .info, .org, .mobi, .biz, .pro, .aero, .museum, .coop and .xxx gTLDs and registries offering services related to ccTLDs. ICANN currently has registry agreements with 16 registries for the operation of 18 gTLDs. In addition, there are over 250 Latin script ccTLD registries and 38 IDN ccTLD registries. Furthermore, under our agreements with ICANN, we are subject to certain restrictions in the operation of *.com*, *.net* and *.name* on pricing, bundling, methods of distribution, the introduction of new registry services, and use of registrars that do not apply to ccTLDs and therefore may create a competitive disadvantage. If other registries launch marketing campaigns for new or existing TLDs, including forms of marketing campaigns that we are prohibited from running under the terms of our agreements with ICANN, which result in registrars or their resellers giving other TLDs greater prominence on their websites, advertising or marketing materials, we could be at a competitive disadvantage and our business could suffer.

We also face competition from service providers that offer outsourced domain name registration, resolution and other DNS services to organizations that require a reliable and scalable infrastructure. Among the competitors are Neustar, Inc., Afilias Limited, ARI Registry Services and Nominet UK, Inc. In addition, to the extent end-users navigate using search engines or social media, as opposed to direct navigation, we may face competition from search engine operators such as Google Inc., Microsoft Corporation, and Yahoo! Inc., operators of social networks such as Facebook, and operators of microblogging tools such as Twitter. Furthermore, to the extent end-users increase the use of web and phone applications to locate and access content, we may face competition from providers of such web and mobile applications.

Additional competition to our business may arise from the introduction of new TLDs by ICANN. ICANN announced the introduction of new gTLDs, which include IDN gTLDs. On October 30, 2009, ICANN approved a fast track process for the awarding of new IDN ccTLDs and such new IDN ccTLDs have started to be introduced into the root. On June 13, 2012, ICANN announced it received 1930 applications to operate over 1400 new gTLDs, with new registration opportunities expected to be available beginning in 2013. We do not yet know the impact, if any, that these new domain extensions may have on our business, including if or how the introduction of these new gTLDs will affect registrations for *.com* and *.net* and therefore could have a material adverse effect on our business and results of operations.

Applicants for new gTLDs include companies which may have greater financial, marketing and other resources than we do, including companies that are existing competitors, domain name registrars and new entrants into the domain name industry. Furthermore, ICANN will allow the operators of new gTLDs to also own, be owned 100% by or otherwise affiliated with a registrar, whereas we are currently prohibited by our agreements with ICANN and the DOC from owning more than 15% of a registrar. As a result, operators of new gTLDs may be able to obtain competitive advantages through such vertical integration. ICANN has also approved a process pursuant to which an operator of an existing gTLD could apply to become a registrar with respect to a new gTLD. At least one gTLD operator has used this process; however, it is uncertain whether ICANN and/or the DOC would approve the necessary changes to Verisign's existing agreements to allow us to vertically integrate with respect to new gTLDs, in which case, we may be at a competitive disadvantage.

We have applied for 14 gTLDs, including 12 IDN gTLDs. There is no certainty that we will ultimately obtain these gTLDs, and even if we are successful in obtaining one or more of these new domain extensions, there is no guarantee that such extensions will be any more successful than the domain name extensions obtained by our competitors. Similarly, while we have entered into agreements to provide back-end registry services to other applicants for approximately 220 new gTLDs, there is no guarantee that such applicants will be successful in obtaining one or more of these new domain extensions or that such domain extensions will be successful. Furthermore, ICANN has stated that it will need to limit the maximum number of new gTLDs that may be delegated in a year, which will delay the granting of some gTLDs. Even though IDN gTLDs have been given priority, other factors related to the application process could delay or disrupt an application and the timing of revenue generation, if any, from these gTLDs. The timing of revenue may also be dependent on how diligently our customers proceed to delegation and launch following the completion of the application process and our customers' respective launch plans for the new gTLDs.

In addition, our agreements to provide back-end registry services directly to other applicants and indirectly through reseller relationships expose us to operational and other risks. For, example, the increase in the number of gTLDs for which we provide registry services on a standalone basis or as a back-end service provider could further increase costs or increase the frequency or scope of targeted attacks from nefarious actors. Finally, IDN TLDs face additional challenges in that current desktop or mobile device software does not ubiquitously recognize IDN TLDs and may be slow to adopt standards even if demand for such products is strong.

Competition in NIA Services: Several of our current and potential competitors have longer operating histories and/or significantly greater financial, technical, marketing and other resources than we do and therefore may be able to respond more quickly than we can to new or changing opportunities, technologies, standards and customer requirements. Many of these competitors also have broader and more established distribution channels that may be used to deliver competing products or services directly to customers through bundling or other means. If such competitors were to bundle competing products or services for their customers, we may experience difficulty establishing or increasing demand for our products and services or distributing our products successfully.

We face competition in the network intelligence and availability services industry from companies or services such as iSight Partners, IBM X-Force, Secunia ApS, Dell SecureWorks, McAfee, Inc., Prolexic Technologies, Inc., AT&T Inc., Verizon Communications, Inc., Dyn, Inc., Neustar, Inc., OpenDNS, BlueCat Networks, Inc., Infoblox Inc., Nominum, Inc., Afilias Limited and Akamai Technologies, Inc.

Industry Regulation

Registry Services: Within the U.S. Government, oversight of the DNS is provided by the DOC. Effective October 1, 2009, the DOC and ICANN entered into a new agreement, known as the "Affirmation of Commitments" which replaced the seventh amendment of the original Memorandum of Understanding and known as the Joint Project Agreement. Under the Affirmation of Commitments, the DOC became one of several parties working together with other representative constituency members in providing an on-going review of ICANN's performance and accountability. The Affirmation of Commitments sets forth a periodic review process by committees which provide for more international and multi-discipline participation. These review panels are charged with reviewing and making recommendations regarding: (i) the accountability and transparency of ICANN; (ii) the security, stability and resiliency of the DNS; (iii) the impact of new gTLDs on competition, consumer trust, and consumer choice; and (iv) the effectiveness of ICANN's policies with respect to registrant data in meeting the legitimate needs of law enforcement and promoting consumer trust. Under the Affirmation of Commitments, the Assistant Secretary of Communications and Information of the DOC will be a member of the "Accountability and Transparency" review panel. The reviews generally are to occur no less than every three to four years.

As the exclusive registry of domain names within the *.com*, *.net* and *.name* gTLDs, we have entered into certain agreements with ICANN and, in the case of *.com*, the DOC:

.com Registry Agreement: On November 29, 2012, we entered into a new Registry Agreement with ICANN for the *.com* gTLD (the "*.com* Registry Agreement"). The *.com* Registry Agreement provides that we will continue to be the sole registry operator for domain names in the *.com* TLD through November 30, 2018. The new *.com* Registry Agreement revised the pricing provisions for *.com* domain name registrations contained in the prior agreement to provide that the price of a *.com* domain name shall not exceed $7.85 for the term of the Agreement except that the Company will continue to have the right to increase the price of a *.com* domain name during the term, subject to the terms of the Cooperative Agreement as set forth below, due to the imposition of any new Consensus Policy or documented extraordinary expense resulting from an attack or threat of attack on the Security or Stability (each as defined in the *.com* Registry Agreement) of the DNS not to exceed 7% above the price in the prior year. Additionally, while the Company previously paid ICANN a flat registry fee of $1.5 million each month, under the new agreement the Company no longer pays a flat fee and instead must now pay to ICANN on a quarterly basis, $0.25 for each annual increment of a domain name registered or renewed during such quarter. See Note 14, "Commitments and Contingencies" of our Notes to Consolidated Financial Statements in Item 15 of this Form 10-K. We are required to comply with and implement temporary specifications or policies and consensus policies, as well as other provisions pursuant to the *.com* Registry Agreement relating to handling of data and other registry operations. The *.com* Registry Agreement also provides a procedure for Verisign to propose, and ICANN to review and approve, additional registry services.

The *.com* Registry Agreement provides that it shall be renewed for successive terms unless it has been determined that Verisign has been in fundamental and material breach of certain provisions of the *.com* Registry Agreement and has failed to cure such breach. As further described below, Verisign may not enter into any renewal of the *.com* Registry Agreement, or any other extension or continuation of, or substitution for, the *.com* Registry Agreement without prior written approval by the DOC.

Cooperative Agreement: On November 29, 2012, Verisign and the DOC entered into Amendment Number Thirty-Two (32) ("Amendment 32") to the Cooperative Agreement between Verisign and the DOC (the "Cooperative Agreement"), which approves the renewal of the *.com* Registry Agreement on the terms and conditions described below as in the public interest. Except as modified by Amendment 32, the terms and conditions of the Cooperative Agreement, including Amendment Thirty (30) to the Cooperative Agreement, which was entered into on November 29, 2006 by the Company and the DOC, remain unchanged. Amendment 32 provides that the Maximum Price (as defined in the *.com* Registry Agreement) of a *.com* domain name shall not exceed $7.85 for the term of the *.com* Registry Agreement, except that the Company is entitled to increase the Maximum Price of a *.com* domain name due to the imposition of any new Consensus Policy or documented extraordinary expense resulting from an attack or threat of attack on the Security or Stability of the DNS as described in the *.com* Registry Agreement, provided that the Company may not exercise such right unless the DOC provides prior written approval that the exercise of such right will serve the public interest, such approval not to be unreasonably withheld. Amendment 32 further provides that the Company shall be entitled at any time during the term of the *.com* Registry Agreement to seek to remove the pricing restrictions contained in the *.com* Registry Agreement if the Company demonstrates to the DOC that market conditions no longer warrant pricing restrictions in the *.com* Registry Agreement, as determined by the DOC. Amendment 32 also provides that the DOC's approval of the *.com* Registry Agreement is not intended to confer federal antitrust immunity on the Company with respect to the *.com* Registry Agreement and extends the term of the Cooperative Agreement through November 30, 2018. The Cooperative Agreement also provides that any renewal or extension of the *.com* Registry Agreement is subject to prior written approval by the DOC. Amendment 30 to the Cooperative Agreement provides that the DOC shall approve such renewal if it concludes that approval will serve the public interest in (a) the continued security and stability of the Internet DNS and the operation of the *.com* registry including, in addition to other relevant factors, consideration of Verisign's compliance with consensus policies and technical specifications, its service level agreements as set forth in the *.com* Registry Agreement, and the investment associated with improving the security and stability of the DNS, and (b) the provision of Registry Services as defined in the *.com* Registry Agreement at reasonable prices, terms and conditions. The parties have an expectancy of renewal of the *.com* Registry Agreement so long as the foregoing public interest standard is met and Verisign is not in breach of the *.com* Registry Agreement.

.net Registry Agreement: On June 27, 2011, we entered into a renewal of our Registry Agreement with ICANN for the *.net* gTLD (the "*.net* Registry Agreement"). The *.net* Registry Agreement provides that we will continue to be the sole registry operator for domain names in the *.net* TLD through June 30, 2017. The *.net* Registry Agreement provides that it shall be renewed unless it has been determined that Verisign has been in fundamental and material breach of certain provisions of the *.net* Registry Agreement and has failed to cure such breach.

The descriptions of the *.com* Registry Agreement, Amendment 32, Amendment 30, the Cooperative Agreement, and the *.net* Registry Agreement are qualified in their entirety by the text of the complete agreements that are incorporated by reference as exhibits in this Form 10-K.

.name Registry Agreement: On December 1, 2012, Verisign and ICANN entered into a revised *.name* Registry Agreement which provides that we will continue to be the sole registry operator for domain names in the *.name* TLD through August 15, 2018. The renewal provisions are the same as for the *.net* Registry Agreement.

Some of the services we provide to customers globally may require approval under applicable U.S. export law. As the list of products and countries requiring export approval expands or changes, government restrictions on the export of software and hardware products utilizing encryption technology may grow and become an impediment to our growth in international markets. If we do not obtain required approvals or we violate applicable laws, we may not be able to provide some of our services in international markets and may be subject to fines and other penalties.

Intellectual Property

We rely primarily on a combination of copyrights, trademarks, service marks, patents, restrictions on disclosure and other methods to protect our intellectual property. We also enter into confidentiality and/or invention assignment agreements with our employees, consultants and current and potential affiliates, customers and business partners. We also generally control access to and distribution of proprietary documentation and other confidential information.

We have been issued numerous patents in the U.S. and abroad, covering a wide range of our technology. Additionally, we have filed numerous patent applications with respect to certain of our technology in the U.S. Patent and Trademark Office and patent offices outside the U.S. Patents may not be awarded with respect to these applications and even if such patents are awarded, such patents may not provide us with sufficient protection of our intellectual property. We continue to focus on growing our patent portfolio and consider opportunities for its strategic use.

We have obtained trademark registrations for the VERISIGN mark in the U.S. and other countries, and have filed new trademark applications for the new VERISIGN logo covering the same countries. We have common law rights in other proprietary names. We take steps to enforce and police Verisign's trademarks. We rely on the strength of our Verisign brand to help differentiate ourselves in the marketing of our products and services.

With regard to our Naming Services businesses, our principal intellectual property consists of, and our success is dependent upon, proprietary software used in our Naming Services businesses and certain methodologies and technical expertise we use in both the design and implementation of our current and future registry services and Internet-based products and services businesses. We own our proprietary Shared Registration System through which registrars submit second-level domain name registrations for each of the registries we operate, as well as the ATLAS distributed lookup system which processes billions of queries per day. Some of the software and protocols used in our registry services are in the public domain or are otherwise available to our competitors. Some of the software and protocols used in our business are based on open standards set by organizations such as the Internet Engineering Task Force ("IETF"). To the extent any of our patents are considered "standard essential patents," we may be required to license such patents to our competitors on reasonable and non-discriminatory terms.

Under the agreement reached with Symantec for the sale of our Authentication Services business, which closed on August 9, 2010 (the "Closing Date"), Symantec acquired all trademarks primarily used in our Authentication Services business, including our checkmark logo and the Geotrust and thawte brand names, and we granted Symantec a five-year license in connection with the VeriSign.com website. The VeriSign.com website will be operated by Symantec for a period of five years following the Closing Date, subject to certain rights of Verisign (including the right to include links to sub-domains operated by us).

Employees

The following table shows a comparison of our consolidated employee headcount, by function:

	As of December 31,		
	2012	2011	2010
Employee headcount by function			
Cost of revenues	304	284	256
Sales and marketing	194	191	133
Research and development	339	287	272
General and administrative	262	247	387
Total	1,099	1,009	1,048

We have never had a work stoppage, and no U.S.-based employees are represented under collective bargaining agreements. Our ability to achieve our financial and operational objectives depends in large part upon our continued ability to attract, integrate, train, retain and motivate highly qualified sales, technical and managerial personnel, and upon the continued service of our senior management and key sales and technical personnel. Competition for qualified personnel in our industry and in some of our geographical locations is intense, particularly for software development personnel.

ITEM 1A. RISK FACTORS

In addition to other information in this Form 10-K, the following risk factors should be carefully considered in evaluating us and our business because these factors currently have a significant impact or may have a significant impact on our business, operating results or financial condition. Actual results could differ materially from those projected in the forward-looking statements contained in this Form 10-K as a result of the risk factors discussed below and elsewhere in this Form 10-K and in other filings we make with the SEC.

Risks relating to our business

Our operating results may fluctuate and our future revenues and profitability are uncertain.

Our operating results have varied in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are outside our control. These factors include the following:

- current global economic and financial conditions as well as their impact on e-commerce, financial services, and the communications and Internet industries;
- volume of new domain name registrations and renewals;
- the long sales and implementation cycles for, and potentially large order sizes of, some of our services and the timing and execution of individual customer contracts;
- our success in direct marketing and promotional campaigns and the impact of such campaigns on new registrations and renewal rates;
- in the case of our Registry Services business, any changes to the scope and success of marketing efforts by third-party registrars or their resellers;
- market acceptance of our services by our existing customers and by new customers;
- customer renewal rates and turnover of customers of our services, and in the case of our Registry Services business, the customers of the distributors of our services;
- continued development of our distribution channels for our products and services, both in the U.S. and abroad;
- the impact of price changes in our products and services or our competitors' products and services;
- the impact of decisions by distributors to offer competing or replacement products or modify or cease their marketing practices;
- the availability of alternatives to our products;
- seasonal fluctuations in business activity;
- changes in marketing expenses related to promoting and distributing our services or services provided by third-party registrars or their resellers;
- potential attacks, including hacktivism, by nefarious actors, which could threaten the perceived reliability of our products and services;
- potential attacks on the service offerings of our distributors, such as DDoS attacks, which could limit the availability of their service offerings and their ability to offer our products and services;
- changes in policies regarding Internet administration imposed by governments or governmental authorities outside the U.S.;
- potential disruptions in regional registration behaviors due to catastrophic natural events or armed conflict;
- changes in the level of spending for information technology-related products and services by our customers; and
- the uncertainties, costs and risks as a result of the sale of our Authentication Services business, including costs related to any retained liability related to existing and future claims or retained litigation.

Our operating expenses may increase. If an increase in our expenses is not accompanied by a corresponding increase in our revenues, our operating results will suffer, particularly as revenues from some of our services are recognized ratably over the term of the service, rather than immediately when the customer pays for them, unlike our sales and marketing expenditures, which are expensed in full when incurred.

Due to all of the above factors, our revenues and operating results are difficult to forecast. Therefore, we believe that period-to-period comparisons of our operating results will not necessarily be meaningful and should not be relied upon as an indication of future performance. Also, operating results may fall below our expectations and the expectations of securities analysts or investors in one or more future periods. If this were to occur, the market price of our common stock would likely decline.

Our operating results may continue to be adversely affected as a result of unfavorable market, economic, social and political conditions.

An unstable global economic, social and political environment may have a negative impact on demand for our services, our business and our foreign operations, including the ongoing hostilities in the Middle East, natural disasters, the eurozone crisis and the U.S. economic environment which is affected by the debt ceiling crisis and the renewed threats of ratings downgrades. For example, recently the ongoing economic instability in Europe has limited the rate of growth of the domain name base and may continue to do so in the future. In addition, the economic, social and political environment has or may negatively impact, among other things:

- our customers' continued growth and development of their businesses and our customers' ability to continue as going concerns or maintain their businesses, which could affect demand for our products and services;
- current and future demand for our services, including decreases as a result of reduced spending on information technology and communications by our customers;
- price competition for our products and services;
- the price of our common stock;
- our liquidity;
- our ability to service our debt, to obtain financing or assume new debt obligations;
- our ability to obtain payment for outstanding debts owed to us by our customers or other parties with whom we do business; and
- our ability to execute on any share repurchase plans.

In addition, to the extent that the economic, social and political environment impacts specific industry and geographic sectors in which many of our customers are concentrated, that may further negatively impact our business. If the market, economic, social and political conditions in the U.S. and globally do not improve, or if they further deteriorate, we may experience material adverse impacts on our business, operating results and financial position as a consequence of the above factors or otherwise.

The operation of our business depends on numerous factors.

The successful operation of our business depends on numerous factors, many of which are not entirely under our control, including, but not limited to, the following:

- the use of the Internet and other IP networks, and the extent to which domain names and the DNS are used for e-commerce and communications;
- changes in Internet user behavior, Internet platforms, mobile devices and web-browsing patterns;
- growth in demand for our services;
- the competition for any of our services;
- the perceived security of e-commerce and communications over the Internet;
- the perceived security of our services, technology, infrastructure and practices;
- the loss of customers through industry consolidation or customer decisions to deploy in-house or competitor technology and services;
- our continued ability to maintain our current, and enter into additional, strategic relationships;
- our ability to successfully market our services to new and existing distributors and customers;
- our ability to develop new products, services or other offerings;
- our success in attracting, integrating, training, retaining and motivating qualified personnel;
- our response to competitive developments;
- the successful introduction, and acceptance by our current or new customers, of new products and services, including our NIA Services;
- potential disruptions in regional registration behaviors due to catastrophic natural events and armed conflict;
- seasonal fluctuations in business activity;
- our ability to implement remedial actions in response to any attacks by nefarious actors; and
- the successful introduction of enhancements to our services to address new technologies and standards, alternatives to our products and services and changing market conditions.

Substantially all of our revenue is derived from our Registry Services business. Limitations on our ability to raise prices on *.com* registrations could, materially and adversely affect our business and results of operations.

Our Registry Services business, which derives most of its revenues from registration fees for domain names, generates substantially all of our revenue. If there is a disruption in the Registry Services business, including any disruption from changes in the domain name industry, changes in or challenges to our agreements with ICANN, including any changes resulting from legal challenges to these agreements, changes in our customers' or Internet users' preferences, a downturn in the economy or changes in technology related to the use of domain names, there may be a material adverse effect on our business and results of operations. In addition, a failure of the DOC to approve the renewal of the *.com* Registry Agreement prior to the expiration of its current term on November 30, 2018 could have a material adverse effect on our business.

Under the terms of the *.com* Registry Agreement and the Cooperative Agreement, there is uncertainty whether the DOC will approve any exercise by the Company of its right to increase the price per *.com* domain name under certain circumstances and whether the Company will be able to successfully demonstrate to the DOC that market conditions warrant removal of the pricing restrictions on *.com* domain names, each of which could materially and adversely affect our business and results of operations. There is also uncertainty of future revenue and profitability and potential fluctuations in quarterly operating results due to the potential increase in expenses and costs coupled with such factors as restrictions on increasing prices under the *.com* Registry Agreement and the Cooperative Agreement.

Issues arising from our agreements with ICANN, the DOC and the GSA could harm our Registry Services business.

We are parties to agreements (i) with the DOC with respect to certain aspects of the DNS, (ii) with ICANN and the DOC as the exclusive registry of domain names within the *.com* gTLD and (iii) with ICANN with respect to being the exclusive registry for the *.net* and *.name* gTLDs.

We face risks arising from our agreements with ICANN and the DOC, including the following:

- ICANN could adopt or promote policies, including Consensus Policies, procedures or programs that are unfavorable to us as the registry operator of the *.com*, *.net* and *.name* gTLDs, that are inconsistent with our current or future plans, or that affect our competitive position;
- under certain circumstances, ICANN could terminate one or more of our agreements to be the registry for the *.com*, *.net* or *.name* gTLDs and the DOC could refuse to grant its approval to the renewal of the *.com* Registry Agreement, which, in the case of the *.com* and *.net* Registry Agreements, could have a material adverse impact on our business;
- the DOC's or ICANN's interpretation of provisions of our agreements with either of them could differ from ours;
- under certain circumstances, the GSA could terminate our agreement to be the registry for the *.gov* gTLD, which could have a material adverse impact on how the Registry Services business is perceived; and
- our Registry Services business faces, and could continue to face, legal or other challenges resulting from our activities or the activities of registrars and registrants, and any adverse outcome from such matters could have a material adverse effect on our business.

In addition, under the *.com*, *.net* and *.name* Registry Agreements, as well as the Cooperative Agreement with the DOC, we are prohibited from holding a greater than 15% ownership interest in any ICANN accredited registrar. This prohibition on cross-ownership currently applies to all eighteen ICANN gTLDs, but does not apply to ccTLDs. ICANN has adopted a proposal to allow the operators of new gTLDs to also own, be owned 100% by, or otherwise be affiliated with, a registrar. The impact of these changes to the distribution channel is uncertain but could have a material adverse effect on our business. In addition, ICANN has also adopted a procedure pursuant to which an operator of one of the existing eighteen ICANN gTLDs can apply to remove the cross-ownership restrictions with respect to new, but not existing gTLDs. If Verisign were to seek removal of the cross-ownership restriction with respect to new gTLDs, it is uncertain whether ICANN and/or the DOC approval would be obtained.

Challenges to Internet administration could harm our Registry Services business.

Risks we face from challenges by third parties, including governmental authorities in the U.S. and other countries, to our role in the ongoing operation of the Internet include:

- legal, regulatory or other challenges could be brought, including challenges to the agreements governing our relationship with the DOC or ICANN, or to the legal authority underlying the roles and actions of the DOC, ICANN or us;
- the U.S. Congress could take action that is unfavorable to us;
- ICANN could fail to maintain its role, potentially resulting in instability in DNS administration; and
- some governments and governmental authorities outside the U.S. have in the past disagreed, and may in the future disagree, with the actions, policies or programs of ICANN, the U.S. Government and us relating to the DNS. The Affirmation of Commitments established several multi-party review panels and contemplates a greater involvement by foreign governments and governmental authorities in the oversight and review of ICANN. These periodic review panels may take positions that are unfavorable to Verisign.

As a result of these and other risks, it may be difficult for us to introduce new services in our Registry Services business and we could also be subject to additional restrictions on how this business is conducted, which may not also apply to our competitors.

Our international operations subject our business to additional economic risks that could have an adverse impact on our revenues and business.

As of December 31, 2012, we had 138, or 13%, of our employees outside the U.S. Expansion into international markets has required and will continue to require significant management attention and resources. We may also need to tailor some of our services for a particular market and to enter into international distribution and operating relationships. We have limited experience in localizing our services and in developing international distribution or operating relationships. We may not succeed in expanding our services into new international markets or expand our presence in existing markets. Failure to do so could harm our business. Moreover, local laws and customs in many countries differ significantly from those in the U.S. In many foreign countries, particularly in those with developing economies, it is common for others to engage in business practices that are prohibited by our internal policies and procedures or U.S. law or regulations applicable to us. There can be no assurance that all of our employees, contractors and agents will not take actions in violation of such policies, procedures, laws and/or regulations. Violations of laws, regulations or internal policies and procedures by our employees, contractors or agents could result in financial reporting problems, fines, penalties, or prohibition on the importation or exportation of our products and services and could have a material adverse effect on our business. In addition, we face risks inherent in doing business on an international basis, including, among others:

- competition with foreign companies or other domestic companies entering the foreign markets in which we operate;
- differing and uncertain regulatory requirements;
- legal uncertainty regarding liability, enforcing our contracts and compliance with foreign laws;
- tariffs and other trade barriers and restrictions;
- difficulties in staffing and managing foreign operations;
- longer sales and payment cycles;
- problems in collecting accounts receivable;
- currency fluctuations, as a small portion of our international revenues are not always denominated in U.S. dollars and some of our costs are denominated in foreign currencies;
- high costs associated with repatriating profits to the U.S.;
- potential problems associated with adapting our services to technical conditions existing in different countries;
- difficulty of verifying customer information;
- political instability;
- failure of foreign laws to protect our U.S. proprietary rights adequately;
- more stringent privacy policies in some foreign countries;
- additional vulnerability from terrorist groups targeting U.S. interests abroad;
- seasonal reductions in business activity;
- potentially conflicting or adverse tax consequences; and
- reliance on third parties in foreign markets in which we only recently started doing business.

We are exposed to risks faced by financial institutions.

The hedging transactions we have entered into expose us to credit risk in the event of default by one of our counterparties. Despite the risk control measures we have in place, a default by one of our counterparties, or liquidity problems in the financial services industry in general, could have a material adverse effect on our business, financial condition and results of operations.

Our marketable securities portfolio could experience a decline in market value, which could materially and adversely affect our financial results.

As of December 31, 2012, we had $1.6 billion in cash, cash equivalents, marketable securities and restricted cash, of which $1.4 billion was invested in marketable securities. The marketable securities consist primarily of debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies meeting the criteria of our investment policy, which is focused on the preservation of our capital through the investment in investment grade securities. We currently do not use derivative financial instruments to adjust our investment portfolio risk or income profile.

These investments, as well as any cash deposited in bank accounts, are subject to general credit, liquidity, market and interest rate risks, which may be exacerbated by unusual events, such as the eurozone crisis and the U.S. debt ceiling crisis, which have affected various sectors of the financial markets and led to global credit and liquidity issues. Over the past several years, the volatility and disruption in the global credit market reached unprecedented levels. If the global credit market deteriorates further, our investment portfolio may be impacted and we could determine that some of our investments have experienced an other-than-temporary decline in fair value, requiring an impairment charge which could adversely impact our financial results.

Governmental regulation and the application of new and existing laws may slow business growth, increase our costs of doing business, create potential liability and have an adverse effect on our business.

Application of new and existing laws and regulations to the Internet and communications industry can be unclear. The costs of complying or failing to comply with these laws and regulations could limit our ability to operate in our current markets, expose us to compliance costs and substantial liability and result in costly and time-consuming litigation.

Foreign, federal or state laws could have an adverse impact on our business, financial condition, results of operations, and our ability to conduct business in certain foreign countries. For example, laws designed to restrict who can register domain names, the on-line distribution of certain materials deemed harmful to children, on-line gambling (especially as we consider providing NIA Services and Registry Services to this sector), counterfeit goods, and cybersquatting; laws designed to require registrants to provide additional documentation or information in connection with domain name registrations; and laws designed to promote cyber security may impose significant additional costs on our business or subject us to additional liabilities. We have contracts pursuant to which we provide services to the U.S. government and even though these contracts are immaterial, they impose compliance costs, including compliance with the Federal Acquisition Regulation, which could be significant to the Company.

Due to the nature of the Internet, it is possible that state or foreign governments might attempt to regulate Internet transmissions or prosecute us for violations of their laws. We might unintentionally violate such laws, such laws may be modified and new laws may be enacted in the future. Any such developments could increase the costs of regulatory compliance for us, affect our reputation, force us to change our business practices or otherwise materially harm our business. In addition, any such new laws could impede growth of or result in a decline in domain name registrations, as well as impact the demand for our services.

We rely on third parties who maintain and control root zone servers and route Internet communications.

We currently administer and operate only two of the 13 root zone servers. The others are administered and operated by independent operators on a non-regulated basis. Root zone servers are name servers that contain authoritative data for the very top of the DNS hierarchy. These servers have the software and data needed to locate name servers that contain authoritative data for the TLDs. These root zone servers are critical to the functioning of the Internet. Consequently, our Registry Services business could be harmed if any of the independent operators fails to include or provide accessibility to the data that it maintains in the root zone servers that it controls, or if it or any of the third parties routing Internet communications presents inconsistent data for the TLDs or DNS generally.

Changes in Internet user behavior, either as a result of evolving technologies or user practices, may impact the demand for domain names.

Currently, Internet users often navigate to a website either by directly typing its domain name into a web browser or through the use of a search engine. If (i) web browser or Internet search technologies were to change significantly; (ii) Internet search engines were to change the value of their algorithms on the use of a domain for finding a website; (iii) Internet users' preferences or practices were to shift away from direct navigation; (iv) Internet users were to significantly increase the use of web and mobile device applications to locate and access content; or (v) Internet users were to increasingly use third level domains or alternate identifiers, such as social networking and microblogging sites, in each case the demand for domain names could decrease.

Changes in the level of spending on on-line advertising and/or the way that on-line networks compensate owners of websites could impact the demand for domain names.

Some domain name registrars and registrants seek to generate revenue through advertising on their websites; changes in the way these registrars and registrants are compensated (including changes in methodologies and metrics) by advertisers and advertisement placement networks, such as Google and Yahoo!Bing, have, and may continue to, adversely affect the market for those domain names favored by such registrars and registrants which has resulted in, and may continue to result in, a decrease in demand and/or the renewal rate for those domain names. For example, according to published reports, Google has in the past (and may in the future) changed its search algorithm and pay-per-click advertising policies to provide less compensation for certain types of websites. This has made such websites less profitable which has resulted in, and may continue to result in, fewer domain registrations and renewals. In addition, as a result of the general economic environment, spending on on-line advertising and marketing may not increase as projected or may be reduced, which in turn, may result in a further decline in the demand for those domain names.

Changes in state taxation laws and regulations may discourage the registration or renewal of domain names for e-commerce.

Many Internet merchants are not currently required to pay sales or other similar taxes in respect of shipments of goods into most states. However, state taxation laws and regulations may change in the future and one or more states may seek to impose sales tax collection obligations on out-of-state companies that engage in online commerce. For example, the State of Georgia passed a new law that requires certain online retailers to collect sales taxes starting October 1, 2012. The enactment of any such law in any state may impair the growth of e-commerce and discourage the registration or renewal of domain names for e-commerce.

Reduced marketing efforts or other operational changes among third party registrars or their resellers as a result of consolidation or changes in ownership, management, or strategy could harm our Registry Services business.

Third-party registrars and their resellers utilize substantial marketing efforts to increase the demand and/or renewal rates for domain names. Consolidation in the registrar or reseller industry or changes in ownership, management, or strategy among individual registrars or resellers could result in significant changes to their business, operating model and cost structure. Such changes could include reduced marketing efforts or other operational changes that could adversely impact the demand and/or the renewal rates for domain names. Our Registry Services business, which generates substantially all of our revenue, derives most of its revenues from registrations and renewals of domain names, and decreased demand for and/or renewals of domain names could cause a material adverse effect on our business and results of operations.

Undetected or unknown defects in our services could harm our business and future operating results.

Services as complex as those we offer or develop could contain undetected defects or errors. Despite testing, defects or errors may occur in our existing or new services, which could result in compromised customer data, loss of or delay in revenues, loss of market share, failure to achieve market acceptance, diversion of development resources, injury to our reputation, tort or warranty claims, increased insurance costs or increased service and warranty costs, any of which could harm our business. The performance of our services could have unforeseen or unknown adverse effects on the networks over which they are delivered as well as on third-party applications and services that utilize our services, which could result in legal claims against us, harming our business. Furthermore, we often provide implementation, customization, consulting and other technical services in connection with the implementation and ongoing maintenance of our services, which typically involves working with sophisticated software, computing and communications systems. Our failure or inability to meet customer expectations in a timely manner could also result in loss of or delay in revenues, loss of market share, failure to achieve market acceptance, injury to our reputation and increased costs.

If we encounter system interruptions or failures, we could be exposed to liability and our reputation and business could suffer.

We depend on the uninterrupted operation of our various systems, secure data centers and other computer and communication networks. Our systems and operations are vulnerable to damage or interruption from:

- power loss, transmission cable cuts and other telecommunications failures;
- damage or interruption caused by fire, earthquake, and other natural disasters;
- attacks, including hacktivism, by hackers or nefarious actors;
- computer viruses or software defects;
- physical or electronic break-ins, sabotage, intentional acts of vandalism, terrorist attacks and other events beyond our control;
- State suppression of Internet operations; and
- any failure to implement effective and timely remedial actions in response to any damage or interruption.

Most of our systems are located at, and most of our customer information is stored in, our facilities in New Castle, Delaware; Dulles, Virginia; and Fribourg, Switzerland. To the extent we are unable to partially or completely switch over to primary alternate or tertiary sites, any damage or failure that causes interruptions in any of these facilities or our other computer and communications systems could materially harm our business. Although we carry insurance for property damage, we do not carry insurance or financial reserves for interruptions or potential losses arising from terrorism.

In addition, our Registry Services business and certain of our other services depend on the efficient operation of the Internet connections from customers to our secure data centers and from our customers to the Shared Registration System. These connections depend upon the efficient operation of Internet service providers and Internet backbone service providers, all of which have had periodic operational problems or experienced outages in the past beyond our scope of control.

A failure in the operation of our TLD name zone servers, the domain name root zone servers, or other events could result in the deletion of one or more domain names from the Internet for a period of time or a misdirection of a domain name to a different server. In the event that a registrar has not implemented back-up services recommended by us in conformance with industry best practices, a failure in the operation of our Shared Registration System could result in the inability of one or more other registrars to register and maintain domain names for a period of time. A failure in the operation or update of the master database that we maintain could also result in the deletion of one or more TLDs from the Internet and the discontinuation of second-level domain names in those TLDs for a period of time or a misdirection of a domain name to a different server. Any of these problems or outages could decrease customer satisfaction, harming our business or resulting in adverse publicity that could adversely affect the market's perception of the security of e-commerce and communications over the Internet as well as of the security or reliability of our services.

In addition, a failure in our NIA Services could have a negative impact on our reputation and our business could suffer.

If we experience security breaches, we could be exposed to liability and our reputation and business could suffer.

We retain certain customer and employee information in our secure data centers and various registration systems. It is critical to our business strategy that our facilities and infrastructure remain secure and are perceived by the marketplace to be secure. The Company, as an operator of critical infrastructure, is frequently targeted and experiences a high rate of attacks. These include the most sophisticated form of attacks, such as advanced persistent threat ("APT") attacks and zero-hour threats, which means that the threat is not compiled or has been previously unobserved within our observation and threat indicators space until the moment it is launched, making these attacks virtually impossible to anticipate and difficult to defend against. The Shared Registration System, the domain name root zone servers and TLD name zone servers that we operate are critical hardware and software to our Registry Services operations. We expend significant time and money on the security of our facilities and infrastructure. Despite our security measures, we have been subject to a security breach, as first disclosed in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, and our infrastructure may in the future be vulnerable to physical break-ins, computer viruses, attacks by hackers or nefarious actors or similar disruptive problems, including hacktivism. It is possible that we may have to expend additional financial and other resources to address such problems. Any physical or electronic break-in or other security breach or compromise of the information stored at our secure data centers and domain name registration systems may jeopardize the security of information stored on our premises or in the computer systems and networks of our customers. In such an event, we could face significant liability, customers could be reluctant to use our services and we could be at risk for loss of various security and standards-based compliance certifications needed for certain of our businesses, all or any of which could adversely affect our reputation and harm our business. Such an occurrence could also result in adverse publicity and therefore adversely affect the market's perception of the security of e-commerce and communications over the Internet as well as of the security or reliability of our services.

We rely on our intellectual property, and any failure by us to protect, or any misappropriation of, our intellectual property could harm our business.

Our success depends in part on our internally developed technologies and intellectual property. Despite our precautions, it may be possible for a third party to copy or otherwise obtain and use our trade secrets or other forms of our intellectual property without authorization. Furthermore, the laws of foreign countries may not protect our proprietary rights in those countries to the same extent U.S. law protects these rights in the U.S. In addition, it is possible that others may independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, our business could suffer. Additionally, we have filed patent applications with respect to certain of our technology in the U.S. Patent and Trademark Office and patent offices outside the U.S. Patents may not be awarded with respect to these applications and even if such patents are awarded, such patents may not provide us with sufficient protection of our intellectual property. In the future, we may have to resort to litigation to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. This type of litigation, regardless of its outcome, could result in substantial costs and diversion of management attention and technical resources. Some of the software and protocols used in our business are based on standards set by standards setting organizations such as the Internet Engineering Task Force ("IETF"). To the extent any of our patents are considered "standards essential patents," we may be required to license such patents to our competitors on reasonable and non-discriminatory terms.

We also license third-party technology that is used in our products and services to perform key functions. These third-party technology licenses may not continue to be available to us on commercially reasonable terms or at all. The loss of or our inability to obtain or maintain any of these technology licenses could hinder or increase the cost of our launching new products and services, entering into new markets and/or otherwise harm our business. Some of the software and protocols used in our Registry Services business are in the public domain, which means that such software and protocols are equally available to our competitors.

We rely on the strength of our Verisign brand to help differentiate ourselves in the marketing of our products. Dilution of the strength of our brand could harm our business. We are at risk that we will be unable to register, build equity in, or enforce the new logo for the Company.

We could become subject to claims of infringement of intellectual property of others, which could be costly to defend and could harm our business.

Claims relating to infringement of intellectual property of others or other similar claims have been made against us in the past and could be made against us in the future. It is possible that we could become subject to additional claims for infringement of the intellectual property of third parties. The international use of the Company's logo could present additional potential risks for third party claims of infringement. Any claims, with or without merit, could be time consuming, result in costly litigation and diversion of technical and management personnel attention, cause delays in our business activities generally, or require us to develop a non-infringing logo or technology or enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may not be available on acceptable terms or at all. If a successful claim of infringement were made against us, we could be required to pay damages or have portions of our business enjoined. If we could not identify and adopt an alternative non-infringing logo, develop non-infringing technology or license the infringed or similar technology on a timely and cost-effective basis, our business could be harmed.

A third party could claim that the technology we license from other parties infringes a patent or other proprietary right. Litigation between the licensor and a third party or between us and a third party could lead to royalty obligations for which we are not indemnified or for which indemnification is insufficient, or we may not be able to obtain any additional license on commercially reasonable terms or at all.

In addition, legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights in Internet-related businesses are uncertain and still evolving. Because of the growth of the Internet and Internet-related businesses, patent applications are continuously being filed in connection with Internet-related technology. There are a significant number of U.S. and foreign patents and patent applications in our areas of interest, and we believe that there has been, and is likely to continue to be, significant litigation in the industry regarding patent and other intellectual property rights.

We could become involved in claims, lawsuits or investigations that may result in adverse outcomes.

In addition to possible intellectual property litigation and infringement claims, we are, and may in the future, become involved in other claims, lawsuits and investigations. Such proceedings may initially be viewed as immaterial but could prove to be material. Litigation is inherently unpredictable, and excessive verdicts do occur. Adverse outcomes in lawsuits and investigations could result in significant monetary damages, including indemnification payments, or injunctive relief that could adversely affect our ability to conduct our business and may have a material adverse effect on our financial condition and results of operations. Given the inherent uncertainties in litigation, even when we are able to reasonably estimate the amount of possible loss or range of loss and therefore record an aggregate litigation accrual for probable and reasonably estimable loss contingencies, the accrual may change in the future due to new developments or changes in approach. In addition, such investigations, claims and lawsuits could involve significant expense and diversion of management's attention and resources from other matters. See Note 14, "Commitments and Contingencies" *Legal Proceedings,* of our Notes to Consolidated Financial Statements in Item 15 of this 10-K for further information.

We must establish and maintain strategic, channel and other relationships.

One of our significant business strategies has been to enter into strategic or other similar collaborative relationships in order to reach a larger customer base than we could reach through our direct sales and marketing efforts, including in international markets. We may need to enter into additional relationships to execute our business plan. We may not be able to enter into additional, or maintain our existing, strategic relationships on commercially reasonable terms. If we fail to enter into additional relationships, we would have to devote substantially more resources to the distribution, sale and marketing of our services than we would otherwise.

Our success in obtaining results from these relationships will depend both on the ultimate success of the other parties to these relationships and on the ability of these parties to market our services successfully.

Furthermore, any changes by our distributors to their existing marketing strategies could have a material adverse effect on our business. Similarly, if one or more of our distributors were to encounter financial difficulties, or if there were a significant reduction in marketing expenditures by our distributors (including registrars or their resellers), as a result of industry consolidation or otherwise, it could have a material adverse effect on our business, including a decrease in domain name registrations and renewals. Failure of one or more of our strategic, channel or other relationships to result in the development and maintenance of a market for our services could harm our business. If we are unable to maintain our existing relationships or to enter into additional relationships, this could harm our business.

With the introduction of new gTLDs, many of our registrars, based upon their registrant needs, may choose to focus their short- or long-term marketing efforts on these new offerings, and if we are unable to maintain their focus on our products and services or move through them to engage the same registrants, this could harm our business.

We continue to explore new strategic initiatives, the pursuit of any of which may pose significant risks and could have a material adverse effect on our business, financial condition and results of operations.

We are exploring a variety of possible strategic initiatives which may include, among other things, the pursuit of new revenue streams, services or products, changes to our offerings or initiatives to leverage our patent portfolio.

Any such strategic initiative may involve a number of risks, including: the diversion of our management's attention from our existing business to develop the initiative, related operations and any requisite personnel; possible material adverse effects on our results of operations during and after the development process; and our possible inability to achieve the intended objectives of the initiative. Such initiatives may result in a reduction of cash or increased costs. We may not be able to successfully or profitably develop, integrate, operate, maintain and manage any such initiative and the related operations or employees in a timely manner or at all. Furthermore, under our agreements with ICANN, we are subject to certain restrictions in the operation of *.com*, *.net* and *.name*, including required ICANN approval of new registry services for such TLDs. If any new initiative requires ICANN review, we cannot predict whether this process will prevent us from implementing the initiative in a timely manner or at all.

The success of our NIA Services depends in part on the acceptance of our services.

We are investing in our NIA Services, and the future growth of these services depends, in part, on the commercial success, acceptance, and reliability of our NIA Services. These services will suffer if our target customers do not adopt or use these services. We are not certain that our target customers will choose our NIA Services or continue to use these services even after adoption.

We rely on third parties to provide products which are incorporated in our NIA Services.

The NIA Services incorporate and rely on third party hardware and software products, many of which have unique capabilities. If Verisign was unable to procure these third party products, the NIA Services may malfunction, not perform as well as they should perform, not perform as well as they have been performing or not perform as planned, and our business could suffer.

Many of our target markets are evolving, and if these markets fail to develop or if our products and services are not widely accepted in these markets, our business could be harmed.

Our Registry Services and NIA Services businesses are developing services in emerging markets, including services that involve naming and directory services other than registry and related infrastructure services. These emerging markets are rapidly evolving, may never gain wide acceptance and may not grow. Even if these markets grow, our services may not be widely accepted. Accordingly, the demand for our services in these markets is very uncertain. The factors that may affect market acceptance of our services in these markets include the following:

- market acceptance of products and services based upon technologies other than those we use;
- public perception of the security of our technologies and of IP and other networks;
- the introduction and consumer acceptance of new generations of mobile devices;
- the ability of the Internet infrastructure to accommodate increased levels of usage; and
- government regulations affecting Internet access and availability, e-commerce and telecommunications over the Internet.

If the market for e-commerce and communications over IP and other networks does not grow or these services are not widely accepted in the market, our business could be materially harmed.

We depend on key employees to manage our business effectively, and we may face difficulty attracting and retaining qualified leaders.

We depend on the performance of our senior management team and other key employees, and we have experienced changes in our management team during the last few years. If we are unable to attract, integrate, retain and motivate these individuals and additional highly skilled technical and sales and marketing employees, and implement succession plans for these personnel, our business may suffer.

We have anti-takeover protections that may discourage, delay or prevent a change in control that could benefit our stockholders.

Our amended and restated Certificate of Incorporation and Bylaws contain provisions that could make it more difficult for a third party to acquire us without the consent of our Board of Directors ("Board"). These provisions include:

- our stockholders may take action only at a duly called meeting and not by written consent;
- special meetings of our stockholders may be called only by the chief executive officer, the president or our Board, and cannot be called by our stockholders;
- our Board must be given advance notice regarding stockholder-sponsored proposals for consideration at annual meetings and for stockholder nominations for the election of directors;
- vacancies on our Board can be filled until the next annual meeting of stockholders by majority vote of the members of the Corporate Governance and Nominating Committee, or a majority of directors then in office if no such committee exists, or a sole remaining director; and
- our Board has the ability to designate the terms of and issue new series of preferred stock without stockholder approval.

In addition, Section 203 of the General Corporation Law of Delaware prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person which together with its affiliates owns or within the last three years has owned 15% or more of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless in the same transaction the interested stockholder acquired 85% ownership of our voting stock (excluding certain shares) or the business combination is approved in a prescribed manner. Section 203 therefore may impact the ability of an acquirer to complete an acquisition of us after a successful tender offer and accordingly could discourage, delay or prevent an acquirer from making an unsolicited offer without the approval of our Board.

Changes in, or interpretations of, tax rules and regulations may adversely affect our effective tax rates.

We are subject to income taxes in both the U.S. and numerous foreign jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. We are subject to audit by various tax authorities. Although we believe our tax estimates are reasonable, the final determination of tax audits and any related litigation could be materially different than that which is reflected in historical income tax provisions and accruals. Should additional taxes be assessed as a result of an audit or litigation, an adverse effect on our income tax provision and net income in the period or periods for which that determination is made could result.

A significant portion of our foreign earnings for the current fiscal year were earned by our Swiss subsidiaries. Our effective tax rate could fluctuate significantly on a quarterly basis and could be adversely affected to the extent earnings are lower than anticipated in countries where we have lower statutory rates and higher than anticipated in countries where we have higher statutory rates.

Various legislative proposals that would reform U.S. corporate tax laws have been proposed by the Obama administration as well as members of Congress, including proposals that would significantly impact how U.S. multinational corporations are taxed on foreign earnings. We are unable to predict whether these or other proposals will be implemented. Although we cannot predict whether or in what form any proposed legislation may pass, if enacted, such legislation could have a material adverse impact on our tax expense or cash flow.

Our inability to indefinitely reinvest our foreign earnings could materially adversely affect our results of operations.

Deferred income taxes are not provided on most of the undistributed earnings of our foreign subsidiaries because these earnings are intended to be indefinitely reinvested and we do not plan to initiate any action that would precipitate the payment of income taxes thereon. We consider the following matters, among others, in evaluating our plans for indefinite reinvestment: the forecasts, budgets and financial requirements of the parent and subsidiaries for both the long and short term; the tax consequences of a decision to reinvest; and any U.S. and foreign government programs designed to influence remittances. If factors change and as a result we are unable to indefinitely reinvest the foreign earnings, the income tax expense and payments may differ significantly from the current period and could materially adversely affect our results of operations.

We may be exposed to potential risks if we do not have an effective system of disclosure controls or internal controls over financial reporting.

As a public company, we are subject to the rules and regulations of the SEC, including those that require us to report on and receive an attestation from our independent registered public accounting firm regarding our internal control over financial reporting. Despite our efforts, if we were to fail to maintain an effective system of disclosure controls or internal control over financial reporting, we may not be able to accurately or timely report on our financial results or adequately identify and reduce fraud. As a result, our financial position could be harmed and current and potential future stockholders could lose confidence in us and/or our reported financial results, which may cause a negative effect on our stock price, and we could be exposed to litigation or regulatory proceedings, which may be costly or divert management attention.

We are subject to the risks of owning real property.

We own the land and building in Reston, Virginia, which constitutes our headquarters facility. Ownership of this property, as well as our data centers in Sterling, Virginia and New Castle, Delaware, may subject us to risks, including:

- adverse changes in the value of the properties, due to interest rate changes, changes in the commercial property markets, or other factors;
- ongoing maintenance expenses and costs of improvements;
- the possible need for structural improvements in order to comply with zoning, seismic, disability law, or other requirements;
- the possibility of environmental contamination and the costs associated with fixing any environmental problems; and
- possible disputes with neighboring owners, service providers or others.

Risks relating to the competitive environment in which we operate

The business environment is highly competitive and, if we do not compete effectively, we may suffer price reductions, reduced gross margins and loss of market share.

General: New technologies and the expansion of existing technologies may increase competitive pressure. We cannot assure that competing technologies developed by others or the emergence of new industry standards will not adversely affect our competitive position or render our services or technologies noncompetitive or obsolete. In addition, our markets are characterized by announcements of collaborative relationships involving our competitors. The existence or announcement of any such relationships could adversely affect our ability to attract and retain customers. As a result of the foregoing and other factors, we may not be able to compete effectively with current or future competitors, and competitive pressures that we face could materially harm our business.

Competition in Registry Services: We face competition in the domain name registry space from other gTLD and ccTLD registries that are competing for the business of entities and individuals that are seeking to establish a Web presence, including registries offering services related to the *.info, .org, .mobi, .biz, .pro, .aero, .museum, .coop* and *.xxx* gTLDs and registries offering services related to ccTLDs. ICANN currently has registry agreements with 16 registries for the operation of 18 gTLDs. In addition, there are over 250 Latin script ccTLD registries and 38 IDN ccTLD registries. Furthermore, under our agreements with ICANN, we are subject to certain restrictions in the operation of *.com*, *.net* and *.name* on pricing, bundling, methods of distribution, the introduction of new registry services and use of registrars that do not apply to ccTLDs and therefore may create a competitive disadvantage. If other registries launch marketing campaigns for new or existing TLDs, including forms of marketing campaigns that we are prohibited from running under the terms of our agreements with ICANN, which result in registrars or their resellers giving other TLDs greater prominence on their websites, advertising or marketing materials, we could be at a competitive disadvantage and our business could suffer.

We also face competition from service providers that offer outsourced domain name registration, resolution and other DNS services to organizations that require a reliable and scalable infrastructure. Among the competitors are Neustar, Inc., Afilias Limited, ARI Registry Services and Nominet UK, Inc. In addition, to the extent end-users navigate using search engines or social media, as opposed to direct navigation, we may face competition from search engine operators such as Google Inc., Microsoft Corporation, and Yahoo! Inc., operators of social networks such as Facebook, and operators of microblogging tools such as Twitter. Furthermore, to the extent end-users increase the use of web and phone applications to locate and access content, we may face competition from providers of such web and mobile applications.

Competition in Network Intelligence and Availability Services: Several of our current and potential competitors have longer operating histories and/or significantly greater financial, technical, marketing and other resources than we do and therefore may be able to respond more quickly than we can to new or changing opportunities, technologies, standards and customer requirements. Many of these competitors also have broader and more established distribution channels that may be used to deliver competing products or services directly to customers through bundling or other means. If such competitors were to bundle competing products or services for their customers, we may experience difficulty establishing or increasing demand for our products and services or distributing our products successfully.

We face competition in the network intelligence and availability services industry from companies or services such as iSight Partners, IBM X-Force, Secunia ApS, Dell SecureWorks, McAfee, Inc., Prolexic Technologies, Inc., AT&T Inc., Verizon Communications, Inc., Dyn, Inc., Neustar, Inc., OpenDNS, BlueCat Networks, Inc., Infoblox Inc., Nominum, Inc., Afilias Limited and Akamai Technologies, Inc.

We may face additional competition, operational and other risks from the introduction of new TLDs by ICANN, which could have a material adverse effect on our business and results of operations.

Additional competition to our business may arise from the introduction of new TLDs by ICANN. ICANN announced the introduction of new gTLDs, which include IDN gTLDs. On October 30, 2009, ICANN approved a fast track process for the awarding of new IDN ccTLDs and such new IDN ccTLDs have started to be introduced into the root. On June 13, 2012, ICANN announced it received 1930 applications to operate over 1400 unique new gTLDs, with new registration opportunities expected to be available beginning in 2013. We do not yet know the impact, if any, that these new domain extensions may have on our business, including if or how the introduction of these new gTLDs will affect registrations for *.com* and *.net* and therefore have a material adverse effect on our business and results of operations.

Applicants for new gTLDs include companies which may have greater financial, marketing and other resources than we do, including companies that are existing competitors, domain name registrars and new entrants into the domain name industry. Furthermore, ICANN will allow the operators of new gTLDs to also own, be owned 100% by or otherwise affiliated with a registrar, whereas we are currently prohibited by our agreements with ICANN and the DOC from owning more than 15% of a registrar. As a result, operators of new gTLDs may be able to obtain competitive advantages through such vertical integration. ICANN has also approved a process pursuant to which an operator of an existing gTLD could apply to become a registrar with respect to a new gTLD. At least one gTLD operator has successfully used this process; however, it is uncertain whether ICANN and/or the DOC would approve the necessary changes to Verisign's existing agreements to allow us to vertically integrate with respect to new gTLDs, in which case, we may be at a competitive disadvantage.

We have applied for 14 gTLDs, including 12 IDN gTLDs. There is no certainty that we will ultimately obtain these gTLDs, and even if we are successful in obtaining one or more of these new domain extensions, there is no guarantee that such extensions will be any more successful than the domain name extensions obtained by our competitors. Similarly, while we have entered into agreements to provide back-end registry services to other applicants for approximately 220 new gTLDs, there is no guarantee that such applicants with which we have entered into agreements will be successful in obtaining one or more of these new domain extensions or that such domain extensions will be successful. Furthermore, ICANN has stated that it will need to limit the maximum number of new gTLDs that may be delegated in a year to 1,000 which will delay the granting of some gTLDs. Even though IDN gTLDs have been given priority, other factors related to the application process that could delay or disrupt an application and the timing of revenue generation, if any, from these gTLDs. The timing of revenue may also be dependent on how diligently our customers proceed to delegation and launch following the completion of the application process and our customers' respective launch plans for the new gTLDs.

In addition, our agreements to provide back-end registry services directly to other applicants and indirectly through reseller relationships expose us to operational and other risks. For example, the increase in the number of gTLDs for which we provide registry services on a standalone basis or as a back-end service provider could further increase costs or increase the frequency or scope of targeted attacks from nefarious actors. Finally, IDN TLDs face additional challenges in that current desktop and mobile device software does not ubiquitously recognize IDN TLDs and may be slow to adopt standards even if demand for such products is strong.

Our inability to react to changes in our industry and successfully introduce new products and services could harm our business.

The Internet and communications network services industries are characterized by rapid technological change and frequent new product and service announcements which require us continually to improve the performance, features and reliability of our services, particularly in response to competitive offerings or alternatives to our products and services. In order to remain competitive and retain our market share, we must continually improve our access technology and software, support the latest transmission technologies, and adapt our products and services to changing market conditions and our customers' and Internet users' preferences and practices, or launch entirely new products and services in anticipation of, or in response to, market trends. We cannot assure that we will be able to adapt to these challenges or anticipate or respond successfully or in a cost effective way to adequately meet them. Our failure to do so would adversely affect our ability to compete and retain customers or market share.

Risks related to the sale of our Authentication Services business and the completion of our divestitures

We face risks related to the terms of the sale of the Authentication Services business.

Under the agreement reached with Symantec for the sale of our Authentication Services business (the "Symantec Agreement"), we agreed to several terms that may pose risks to us, including the potential for confusion by the public with respect to Symantec's right to use certain of our trademarks, brands and domain names, as well as the risk that current or potential investors in or customers of the Company may incorrectly attribute to the Company problems with Symantec products or services that currently use the VERISIGN brand pursuant to a license granted by the Company to Symantec. Any such confusion may have a negative impact on our reputation, our brand and the market for our products and services. In addition, we may determine that certain assets transferred to Symantec could have been useful in our Naming Services businesses or in other future endeavors, requiring us to forego future opportunities or design or purchase alternatives which could be costly and less effective than the transferred assets. Further, we may not be able to achieve the full strategic and financial benefits we expect from the sale of our Authentication Services business.

Under the terms of the Symantec Agreement, we have licensed rights to certain of our domain name registrations to Symantec. We are at risk that our customers will go to a URL for a licensed domain name and be unable to locate our Registry or NIA Services. In addition, we will continue to maintain the registration rights for the domain names licensed to Symantec for which Symantec has sole control over the displayed content, and we may be subject to claims of infringement if Symantec posts content that is alleged to infringe the rights of a third party.

We continue to be responsible for certain liabilities following the divestiture of certain businesses.

Under the agreements reached with the buyers of certain divested businesses, including the Authentication Services business, we remain liable for certain liabilities related to the divested businesses. There is a possibility that we will incur unanticipated costs and expenses associated with management of liabilities relating to the businesses we have divested, including requests for indemnification by the buyers of the divested businesses. These liabilities could potentially relate to (i) breaches of contractual representations and warranties we gave to the buyers of the divested businesses, or (ii) certain liabilities relating to the divested businesses that we retained under the agreements reached with the buyers of the divested businesses. Such liabilities could include certain litigation matters, including actions brought by third parties. Where responsibility for such liabilities is to be contractually allocated to the buyer or shared with the buyer or another party, it is possible that the buyer or the other party may be in default for payments for which they are responsible, obligating us to pay amounts in excess of our agreed-upon share of those obligations.

Following the divestiture of certain businesses, our ability to compete in certain market sectors is restricted.

Under the agreements reached with buyers for certain businesses we divested, including the Authentication Services business, we are restricted from competing, either directly or indirectly, with those businesses or from entering certain market sectors for a defined period of time pursuant to negotiated non-compete arrangements.

Risks related to our securities

We have a considerable number of common shares subject to future issuance.

As of December 31, 2012, we had one billion authorized common shares, of which 153.4 million shares were outstanding. In addition, of our authorized common shares, 18.0 million common shares were reserved for issuance pursuant to outstanding equity and employee stock purchase plans ("Equity Plans"), and 36.4 million shares were reserved for issuance upon conversion of the 3.25% junior subordinated convertible debentures due 2037 (the "Convertible Debentures"). As a result, we keep substantial amounts of our common stock available for issuance upon exercise or settlement of equity awards outstanding under our Equity Plans and/or the conversion of Convertible Debentures into our common stock. Issuance of all or a large portion of such shares would be dilutive to existing security holders, could adversely affect the prevailing market price of our common stock and could impair our ability to raise additional capital through the sale of equity securities.

Our financial condition and results of operations could be adversely affected if we do not effectively manage our liabilities.

As a result of the sale of the Convertible Debentures, we have a substantial amount of long-term debt outstanding. In addition to the Convertible Debentures, we have a Facility with a borrowing capacity of $200.0 million. As of December 31, 2012, we had borrowed $100.0 million under the Facility. The availability of borrowing capacity under the Facility allows us immediate access to working capital if we identify opportunities for the use of this cash. Our maintenance of substantial levels of debt could adversely affect our flexibility to take advantage of corporate opportunities. The Facility is described in Note 7, "Debt and Interest Expense," of the Notes to Consolidated Financial Statements of our 2012 Form 10-K.

We may not have the ability to repurchase the Convertible Debentures in cash upon the occurrence of a fundamental change, or to pay cash upon the conversion of Convertible Debentures; Occurrence of certain events related to our Convertible Debentures might have significant adverse accounting, disclosure, tax, and liquidity implications.

As a result of the sale of the Convertible Debentures, we have a substantial amount of debt outstanding. Holders of our outstanding Convertible Debentures will have the right to require us to repurchase the Convertible Debentures upon the occurrence of a fundamental change as defined in the Indenture dated as of August 20, 2007 (the "Indenture") between the Company and U.S. Bank National Association, as Trustee. Although, in certain situations, the indenture requires us to pay this repurchase price in cash, we may not have sufficient funds to repurchase the Convertible Debentures in cash or have the ability to arrange necessary financing on acceptable terms or at all.

If in the future the Convertible Debentures become convertible, and, if holders elect to convert their Convertible Debentures, we are permitted under the Indenture to pursue an exchange in lieu of conversion or to settle the Settlement Amount (as defined in the Indenture) in cash, stock, or a combination thereof. We currently have the intent and the ability (based on current facts and circumstances) to settle the principal amount of the Convertible Debentures in cash. However, if the principal amount of the Convertible Debentures due to holders as a result of rights to convert or require repurchase exceeds our cash on hand and cash from operations, we will need to draw cash from existing financing or pursue additional sources of financing to settle the Convertible Debentures in cash. We cannot provide any assurances that we will be able to obtain new sources of financing on terms acceptable to us or at all, nor can we assure that we will be able to obtain such financing in time to settle the Convertible Debentures that holders elect to convert or require the Company to repurchase.

If we do not have adequate cash available, either from cash on hand, funds generated from operations or existing financing arrangements, or cannot obtain additional financing arrangements, we will not be able to settle the principal amount of the Convertible Debentures in cash and, in the case of settlement of conversion elections, will be required to settle the principal amount of the Convertible Debentures in stock. If we settle any portion of the principal amount of Convertible Debentures in stock, it will result in immediate dilution to the interests of existing security holders and the dilution could be material to such security holders.

If our intent to settle the principal amount in cash changes, or if we conclude that we no longer have the ability, in the future, we will be required to change our accounting policy for earnings per share from the treasury stock method to the if-converted method. Earnings per share will most likely be lower under the if-converted method as compared to the treasury stock method.

If the amount paid (in cash or stock) to settle the Convertible Debentures (i.e., the Settlement Amount) is less than the adjusted issue price, under the Internal Revenue Code and the regulations thereunder, the difference is included in taxable income as recapture of previous interest deductions. The adjusted issue price grows over the term of the Convertible Debentures due to the difference between the interest deduction for tax, using a comparable yield rate of 8.5%, and the coupon rate of 3.25%, compounded annually. The settlement amount will vary based on the stock price at settlement date. Depending on the Settlement Amount for the Convertible Debentures at the settlement date, the amount included in taxable income as a result of this recapture could be substantial, which could adversely impact our cash flow.

A fundamental change may constitute an event of default or prepayment under, or result in the acceleration of the maturity of, our then-existing indebtedness. Our ability to repurchase the Convertible Debentures in cash or make any other required payments may be limited by law or the terms of other agreements relating to our indebtedness outstanding at the time. Our failure to repurchase the Convertible Debentures when required would result in an event of default with respect to the Convertible Debentures.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our corporate headquarters are located in Reston, Virginia. We have administrative, sales, marketing, research and development and operations facilities located in the U.S., Brazil, Europe, Asia, and Australia. As of December 31, 2012, we owned approximately 454,000 square feet of space, which includes facilities in Reston and Dulles, Virginia and New Castle, Delaware. As of December 31, 2012 we leased approximately 65,000 square feet of space, primarily in the U.S. and to a lesser extent, in Europe and Asia Pacific. These facilities are under lease agreements that expire at various dates through 2017.

We believe that our existing facilities are well maintained and in good operating condition, and are sufficient for our needs for the foreseeable future. The following table lists our major locations and primary use as of December 31, 2012:

Major Locations	Approximate Square Footage	Use
United States:		
Reston, Virginia	221,000	Corporate Headquarters; and Naming Services
Dulles, Virginia	70,000	Naming Services
New Castle, Delaware	105,000	Naming Services
San Francisco, California	13,000	Naming Services; and Corporate Services
Europe:		
Fribourg, Switzerland	8,000	Naming Services; and Corporate Services
Asia Pacific:		
Bangalore, India	25,000	Naming Services; and Corporate Services

As of December 31, 2012, we had an aggregate of approximately 58,000 square feet that was owned by us and leased to third parties, which is not included in the table above.

ITEM 3. LEGAL PROCEEDINGS

See Note 14, "Commitments and Contingencies," *Legal Proceedings*, of our Notes to Consolidated Financial Statements in Item 15 of this Form 10-K, which is incorporated herein by reference.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

EXECUTIVE OFFICERS OF THE REGISTRANT

The following table sets forth information regarding our executive officers as of February 28, 2013:

Name	Age	Position
D. James Bidzos	57	Executive Chairman, President and Chief Executive Officer
George E. Kilguss, III	52	Senior Vice President and Chief Financial Officer
Richard H. Goshorn	56	Senior Vice President, General Counsel and Secretary
Patrick S. Kane	50	Senior Vice President and General Manager, Naming Services

D. James Bidzos has served as Executive Chairman since August 2009 and President and Chief Executive Officer since August 2011. He served as Executive Chairman and Chief Executive Officer on an interim basis from June 2008 to August 2009 and served as President from June 2008 to January 2009. He served as Chairman of the Board since August 2007 and from April 1995 to December 2001. He served as Vice Chairman of the Board from December 2001 to August 2007. Mr. Bidzos served as a director of VeriSign Japan from March 2008 to August 2010 and served as Representative Director of VeriSign Japan from March 2008 to September 2008. Mr. Bidzos served as Vice Chairman of RSA Security Inc., an Internet identity and access management solution provider, from March 1999 to May 2002, and Executive Vice President from July 1996 to February 1999. Prior thereto, he served as President and Chief Executive Officer of RSA Data Security, Inc. from 1986 to February 1999.

George E. Kilguss, III has served as Senior Vice President and Chief Financial Officer since May 2012. From April 2008 to May 2012, he was the Chief Financial Officer of Internap Network Services Corporation, an IT infrastructure solutions company. From December 2003 to December 2007, he served as the Chief Financial Officer of Towerstream Corporation, a company that delivers high speed wireless Internet access to businesses using WiMAX microwave access. Mr. Kilguss holds an M.B.A. degree from the University of Chicago's Graduate School of Business and a B.S. degree in Economics and Finance from the University of Hartford.

Richard H. Goshorn has served as Senior Vice President, General Counsel and Secretary since June 2007. From October 2004 to May 2007, he served as General Counsel for Akin Gump Strauss Hauer & Feld, LLP, an international law firm. From 2002 to 2003, Mr. Goshorn was Corporate Vice President, General Counsel and Secretary of Acterna Corporation Inc., a public communications test equipment company. From 1991 to 2001 he held a variety of senior executive legal positions with London-based Cable and Wireless PLC, a telecommunications company, including the position of Senior Vice President and General Counsel, Cable & Wireless Global. Mr. Goshorn holds a B.A. degree in Economics from the College of Wooster and a J.D. degree from Duke University School of Law.

Patrick S. Kane has served as Senior Vice President and General Manager, Naming Services, since January 2011. From October 2007 to December 2010, he served as Vice President and Assistant General Manager, Naming Services and from November 1999 to October 2007 he served as Director, Senior Product and Program Manager. Prior to joining Verisign, he served in many capacities with American Management Systems and Electronic Data Systems, where he began his career as a Systems Engineer. Mr. Kane holds a B.S. degree in Architectural Engineering from University of Texas at Austin.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Price Range of Common Stock

Our common stock is traded on the NASDAQ Global Select Market under the symbol "VRSN." The following table sets forth, for the periods indicated, the high and low sales prices per share for our common stock as reported by the NASDAQ Global Select Market:

	Price Range	
	High	Low
Year ended December 31, 2012:		
Fourth Quarter	$ 50.15	$ 32.81
Third Quarter	$ 49.40	$ 40.99
Second Quarter	$ 44.00	$ 37.43
First Quarter	$ 39.01	$ 34.75
Year ended December 31, 2011:		
Fourth Quarter	$ 36.35	$ 27.00
Third Quarter	$ 35.18	$ 27.00
Second Quarter	$ 37.73	$ 32.43
First Quarter	$ 37.57	$ 31.97

On February 22, 2013, there were 598 holders of record of our common stock. We cannot estimate the number of beneficial owners since many brokers and other institutions hold our stock on behalf of stockholders. On February 22, 2013, the reported last sale price of our common stock was $45.80 per share as reported by the NASDAQ Global Select Market.

The market price of our common stock has been and is likely to continue to be highly volatile and significantly affected by factors such as:

- general market and economic conditions in the U.S., the eurozone and elsewhere;
- market conditions affecting technology and Internet stocks generally;
- announcements of earnings releases, material events, technological innovations, acquisitions or investments by us or our competitors;
- developments in Internet governance; and
- industry conditions and trends.

The market price of our common stock also has been and is likely to continue to be significantly affected by expectations of analysts and investors. Reports and statements of analysts do not necessarily reflect our views. To the extent we have met or exceeded analyst or investor expectations in the past does not necessarily mean that we will be able to do so in the future. In the past, securities class action lawsuits have often followed periods of volatility in the market price of a particular company's securities. This type of litigation could result in substantial costs and a diversion of our management's attention and resources. See Note 14, "Commitments and Contingencies, " *Legal Proceedings* of our Notes to Consolidated Financial Statements in Item 15 of this Form 10-K.

On April 27, 2011, our Board declared a special cash dividend of $2.75 per share of our outstanding common stock totaling $463.5 million that was paid on May 18, 2011 to stockholders of record at the close of business on May 9, 2011. On December 9, 2010, our Board declared a special cash dividend of $3.00 per share of our outstanding common stock totaling $518.2 million that was paid on December 28, 2010 to stockholders of record at the close of business on December 20, 2010. Each of these special dividends was a means to return proceeds from our divestitures. Other than these special cash dividends, we have never declared or paid any cash dividends on our common stock or other securities. We continually evaluate the overall cash and investing needs of the business and consider the best uses for our cash, including investments in the strengthening of our infrastructure and growth opportunities for our business, as well as potential share repurchases.

Share Repurchases

The following table presents the share repurchase activity during the three months ended December 31, 2012:

	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (1)	Approximate Dollar Value of Shares That May Yet Be Purchased Under the Plans or Programs (1)
	(Shares in thousands)			
October 1 – 31, 2012	499	$48.21	499	$586.3 million
November 1 – 30, 2012	850	$40.66	850	$551.7 million
December 1 – 31, 2012	945	$37.00	945	$975.5 million
	2,294		2,294	

(1) On December 5, 2012, the Board authorized the repurchase of up to $458.8 million in our common stock, in addition to $541.2 million remaining available under the previous 2010 Share Buyback Program for a total purchase authorization of $1.0 billion of our common stock (collectively "the 2012 Share Buyback Program"). The 2012 Share Buyback Program has no expiration date. Purchases made under the 2012 Share Buyback Program could be effected through open market transactions, block purchases, accelerated share repurchase agreements or other negotiated transactions. As of December 31, 2012, there was $975.5 million remaining for future share repurchases under the 2012 Share Buyback Program.

Performance Graph

The information contained in the Performance Graph shall not be deemed to be "soliciting material" or "filed" with the SEC or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that we specifically incorporate it by reference into a document filed under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act.

The following graph compares the cumulative total stockholder return on our common stock, the Standard and Poor's ("S&P") 500 Index, and the S&P 500 Information Technology Index. The graph assumes that $100 was invested in our common stock, the S&P 500 Index and the S&P 500 Information Technology Index on December 31, 2007, and calculates the return annually through December 31, 2012. The stock price performance on the following graph is not necessarily indicative of future stock price performance.


Total Return Analysis Indexed
2007 - 2012
140
120
100
80
60
40
Dec-07
Dec-08
Dec-09
Dec-10
Dec-11
Dec-12
VeriSign, Inc.
S&P 500 INDEX
S&P 500 INFORMATION TECHNOLOGY INDEX

	12/31/07	12/31/08	12/31/09	12/31/10	12/31/11	12/31/12
VeriSign, Inc	$ 100	$ 51	$ 64	$ 95	$ 112	$ 121
S&P 500 Index	$ 100	$ 63	$ 80	$ 92	$ 94	$ 109
S&P 500 Information Technology Index	$ 100	$ 57	$ 92	$ 101	$ 104	$ 119

ITEM 6. SELECTED FINANCIAL DATA

The following table sets forth selected financial data as of and for the last five fiscal years. The information set forth below is not necessarily indicative of results of future operations, and should be read in conjunction with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our Notes to Consolidated Financial Statements in Item 15 of this Form 10-K, to fully understand factors that may affect the comparability of the information presented below.

Selected Consolidated Statements of Operations Data: (in millions, except per share data)

	Year Ended December 31,				
	2012	2011 (1)	2010 (2)	2009 (3)	2008 (4)
Revenues	$ 874	$ 772	$ 681	$ 616	$ 559
Operating income	$ 457	$ 329	$ 232	$ 160	$ (26)
Income from continuing operations	$ 312	$ 139	$ 70	$ 92	$ 32
Income from continuing operations per share:					
Basic	$ 1.99	$ 0.84	$ 0.39	$ 0.48	$ 0.16
Diluted	$ 1.91	$ 0.83	$ 0.39	$ 0.48	$ 0.16
Cash dividend declared and paid per share	$ —	$ 2.75	$ 3.00	$ —	$ —

(1) Income from continuing operations for 2011 is reduced by pre-tax amounts of $15.5 million in restructuring charges and $100.0 million in contingent interest paid to holders of our Convertible Debentures, as a result of the special dividend to stockholders.

(2) Income from continuing operations for 2010 is reduced by pre-tax amounts of $16.9 million in restructuring charges and $109.1 million in contingent interest paid to holders of our Convertible Debentures, as a result of the special dividend to stockholders.

(3) Income from continuing operations for 2009 is reduced by pre-tax amounts of $9.7 million of an impairment charge related to our *.name* gTLD and $5.4 million in restructuring charges

(4) Income from continuing operations for 2008 is reduced by pre-tax amounts of $29.4 million in restructuring charges, and a loss of $79.1 million on the sale of a portion of our Mountain View facilities, offset by a pre-tax gain on sale of $77.8 million, upon the divestiture of our remaining 49% ownership interest in the Jamba joint ventures.

Consolidated Balance Sheet Data: (in millions)

	As of December 31,				
	2012	2011	2010	2009	2008
Cash, cash equivalents and marketable securities (1) (2)	$1,556	$1,346	$2,061	$1,477	$ 789
Total assets (2)	$2,062	$1,856	$2,444	$2,470	$2,367
Deferred revenues (3)	$ 813	$ 729	$ 663	$ 888	$ 845
Convertible debentures, including contingent interest derivative	$ 598	$ 590	$ 582	$ 574	$ 569
Long-term debt	$ 100	$ 100	$ —	$ —	$ —

(1) 2010 amounts include partial proceeds from the sale of the Authentication Services business.

(2) Cash, cash equivalents and marketable securities and total assets decreased from 2010 to 2011 because of a dividend payment of $463.5 million on May 18, 2011.

(3) Amounts in 2009 and 2008 include deferred revenues of the Authentication Services business which was sold in 2010.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

This Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements involve risks and uncertainties, including, among other things, statements regarding our anticipated costs and expenses and revenue mix. Forward-looking statements include, among others, those statements including the words "expects," "anticipates," "intends," "believes" and similar language. Our actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to, those discussed in the section titled "Risk Factors" in Part I, Item 1A of this Form 10-K. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this Form 10-K. We undertake no obligation to publicly release any revisions to the forward-looking statements or reflect events or circumstances after the date of this document.

Overview

We are a provider of Internet infrastructure services. By leveraging our global infrastructure, we provide network confidence and availability for mission-critical Internet services, such as domain name registry services and infrastructure assurance services. Our service capabilities enable real-time resolution for a number of global TLDs, enable domain name registration through registrars and provide security intelligence and cloud-based network availability services to enterprise customers.

Our business consists of one reportable segment, Naming Services, which consists of Registry Services and NIA Services. Registry Services is the registry operator for all *.com*, *.net*, *.cc*, *.tv*, and *.name* domain names and also operates the back-end systems for all *.gov*, *.jobs* and *.edu* domain names. As of December 31, 2012, we had approximately 121.1 million domain names registered under the *.com* and *.net* registries, our principal registries. The number of domain names registered is largely driven by continued growth in online advertising, e-commerce, and the number of Internet users, which is partially driven by greater availability of broadband, as well as advertising and promotional activities carried out by us and third-party registrars. Recently, growth in the number of domain names has been hindered by certain factors, including the overall economic conditions in Europe and changes to search algorithms used by Google and other Internet search engines that negatively affect the profitability of certain types of websites, and as a result, reduce demand for new domain name registrations and renewals. Although growth in absolute number of registrations remains greatest in the U.S., growth on an annual percentage basis is expected to be greatest in markets outside of the U.S. over the long-term. NIA Services provides infrastructure assurance services to organizations and is comprised of iDefense, Managed DNS, and DDoS Protection Services. Revenues from NIA Services are not significant in relation to our consolidated revenue.

2012 Business Highlights and Trends

- On November 30, 2012, the DOC approved the renewal of our revised agreement with ICANN to serve as the authoritative registry operator for the *.com* registry. The revised agreement includes new provisions regarding pricing, indemnification, audit rights and service levels. The term of the agreement is from December 1, 2012 through November 30, 2018. See "Industry Regulation" in Item 1 for additional information about this agreement.
- We recorded revenues of $873.6 million, an increase of 13% as compared to 2011. The increase was primarily due to a 6% year-over-year increase in active domain names ending in *.com* and *.net* and increases in our *.com* and *.net* registry fees in July 2010 and January 2012.
- We recorded operating income of $457.3 million, an increase of 39% as compared to 2011, primarily due to an increase in our revenues as well as a reduction in general and administrative expenses and restructuring expenses as we realized the effect of post-divestiture cost savings and completed the 2010 Restructuring Plan.
- We repurchased 7.7 million shares of our common stock for an aggregate cost of $314.6 million in 2012. On December 5, 2012, the Board authorized the repurchase of up to $458.8 million of our common stock, in addition to $541.2 million remaining available under the previous 2010 Share Buyback Program for a total repurchase authorization of $1.0 billion of our common stock (collectively "the 2012 Share Buyback Program"). As of December 31, 2012, there was $975.5 million remaining for future share repurchases under the 2012 Share Buyback Program.

- We generated cash flows from operating activities of $537.6 million, an increase of 60% as compared to 2011. The increase was primarily due to the payment of $100.0 million of contingent interest to the holders of our Convertible Debentures during 2011, and an increase in cash received from customers resulting from revenue growth in 2012.
- In 2012, we purchased $2.6 billion of marketable securities. Sales and maturities of marketable securities were $1.2 billion. Substantially all of the purchases, sales and maturities of marketable securities in 2012 consisted of U.S. Treasury bills with maturities of less than one year.
- On December 19, 2012, we announced that as of July 1, 2013, the registry fee for *.net* domain names will increase from $5.11 to $5.62.

Critical Accounting Policies and Significant Management Estimates

The discussion and analysis of our financial condition and results of operations are based upon our Consolidated Financial Statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an ongoing basis, management evaluates those estimates. Management bases its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates under different assumptions or conditions.

An accounting estimate is considered critical if the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment involved, and the impact of changes in the estimates and assumptions would have a material effect on the consolidated financial statements. We believe the following critical accounting estimates and policies have the most significant impact on our consolidated financial statements:

Revenue recognition

We generate revenues by providing services over a period of time. Fees for these services are deferred and recognized as performance occurs. The majority of our revenue transactions contain standard business terms and conditions. However, at times, we enter into non-standard arrangements including multiple-element arrangements. As a result, we must evaluate (1) whether an arrangement exists; (2) how the arrangement consideration should be allocated among the deliverables; (3) when to recognize revenue on the deliverables; and (4) whether all elements of the arrangement have been delivered. Our revenue recognition policy also requires an assessment as to whether collection is reasonably assured, which requires us to evaluate the creditworthiness of our customers.

Fair value of financial instruments

Our Convertible Debentures have a contingent interest payment provision that is identified as an embedded derivative. The embedded derivative is accounted for separately at fair value, and is marked to market at the end of each reporting period. We utilize a valuation model based on stock price, bond price, risk adjusted interest rates, volatility, and credit spread observations to estimate the value of the derivative. Several of these inputs to the model are not observable and require management judgment.

Litigation and contingencies

Liabilities for loss contingencies are based on management's judgment as to the likelihood of an unfavorable outcome and the potential amount of loss incurred. A liability is recorded when a loss is considered probable and the amount can be reasonably estimated. These liabilities are based largely on estimates that require significant judgment. If actual results differ from these estimates, our results of operations could be materially affected in future periods when the contingencies are resolved.

Income taxes

Accounting for income taxes requires significant judgments in the development of estimates used in income tax calculations. Such judgments include, but are not limited to, the likelihood we would realize the benefits of net operating loss carryforwards, domestic and/or foreign tax credit carryforwards, the adequacy of valuation allowances, and the rates used to measure transactions with foreign subsidiaries. To the extent recovery of deferred tax assets is not likely, we record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized.

Our operations involve dealing with uncertainties and judgments in the application of complex tax regulations in multiple jurisdictions. The final taxes payable are dependent upon many factors, including negotiations with taxing authorities in various jurisdictions and resolution of disputes arising from U.S. federal, state, and international tax audits. We only recognize or continue to only recognize tax positions that are more likely than not to be sustained upon examination. We adjust these amounts in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities.

Deferred income taxes have not been provided on the undistributed earnings of foreign subsidiaries because these earnings have been indefinitely reinvested and we do not plan to initiate any action that would precipitate the payment of income taxes thereon. We consider the following matters, among others, in evaluating our plans for indefinite reinvestment: the forecasts, budgets and financial requirements of the parent and subsidiaries for both the long and short term; the tax consequences of a decision to reinvest; and any U.S. and foreign government programs designed to influence remittances. If factors change and as a result we are unable to indefinitely reinvest the foreign earnings, the income tax expense and payments may differ significantly from the current period and could materially adversely affect our results of operations.

Earnings per Share

We use the treasury stock method to calculate the impact of our Convertible Debentures on diluted earnings per share. Under this method, only a positive conversion spread related to the Convertible Debentures is included in the diluted earnings per share calculations. This is based on our intent and ability to settle the principal amount of the Convertible Debentures in cash. A change in our intent and ability would require us to use the if-converted method, which could have a material impact on our diluted earnings per share.

Results of Operations

The following table presents information regarding our results of operations as a percentage of revenues:

	Year Ended December 31,		
	2012	2011	2010
Revenues	100%	100%	100%
Costs and expenses:			
Cost of revenues	19	21	23
Sales and marketing	11	13	12
Research and development	7	7	8
General and administrative	11	14	20
Restructuring charges	—	2	3
Total costs and expenses	48	57	66
Operating income	52	43	34
Interest expense	(6)	(19)	(23)
Non-operating income, net	1	1	3
Income from continuing operations before income taxes	47	25	14
Income tax expense	(11)	(7)	(4)
Income from continuing operations, net of tax	36	18	10
Income from discontinued operations, net of tax	1	1	112
Net income	37%	19%	122%

Revenues

Revenues related to our Registry Services are primarily derived from registrations for domain names in the *.com, .net, .cc, .tv, .name, .gov,* and *.jobs* domain name registries. Revenues from *.cc, .tv, .name, .gov,* and *.jobs* are not significant in relation to our consolidated revenue. For domain names registered with the *.com* and *.net* registries, we receive a fee from third-party registrars per annual registration that is fixed pursuant to our agreements with ICANN. Individual customers, called registrants, contract directly with third-party registrars or their resellers, and the third-party registrars in turn register the *.com, .net, .cc, .tv, .name* and *.jobs* domain names with Verisign. Changes in revenues are driven largely by increases in the number of new domain name registrations and the renewal rate for existing registrations as well as the impact of new and prior price increases, to the extent permitted, by ICANN and the DOC. New registrations and the renewal rate for existing registrations are impacted by continued growth in online advertising, e-commerce, and the number of Internet users, which is partially driven by greater availability of broadband, as well as advertising and promotional activities carried out by us and third-party registrars. On January 15, 2012, we increased our *.com* domain name registration fees by 7% from $7.34 to $7.85 and *.net* domain name registration fees by 10% from $4.65 to $5.11. We have the contractual right to increase the fees for *.net* domain name registrations by up to 10% each year during the term of our *.net* agreement with ICANN through June 30, 2017. The price of *.com* domain names is fixed at $7.85 for the duration of the new *.com* Registry Agreement through November 30, 2018, except that prices may be raised by up to 7% each year due to the imposition of any new Consensus Policy or documented extraordinary expense resulting from an attack or threat of attack on the Security and Stability (each as defined in the *.com* Registry Agreement) subject to approval of the DOC. On December 19, 2012, we announced that effective July 1, 2013, the registry fee for *.net* domain names will increase from $5.11 to $5.62. We offer promotional marketing programs for our registrars based upon market conditions and the business environment in which the registrars operate. All revenues paid to us for *.com* and *.net* registrations are in U.S. dollars. Revenues from NIA Services are not significant in relation to our total consolidated revenue.

A comparison of revenues is presented below:

	2012	% Change	2011	% Change	2010
			(Dollars in thousands)		
Revenues	$ 873,592	13%	$ 771,978	13%	$ 680,578

The following table compares domain names ending in *.com* and *.net* managed by our Registry Services business:

	December 31, 2012	% Change	December 31, 2011	% Change	December 31, 2010
Active domain names ending in *.com* and *.net*	121.1 million	6%	113.8 million	8%	105.2 million

Our revenues increased by $101.6 million in 2012, as compared to 2011, primarily due to a an $87.6 million increase in revenues from the operation of the registries for the *.com* and *.net* TLDs and a $13.8 million increase in other revenues comprised of NIA services, other TLDs, and data hosting services. The increase in revenues from the *.com* and *.net* TLDs was due to a 6% year-over-year increase in the number of domain names ending in *.com* and *.net* and increases in our *.com* and *.net* registry fees in July 2010 and January 2012 as per our agreements with ICANN. Our revenues increased by $91.4 million in 2011, as compared to 2010, primarily due to an 8% year-over-year increase in the number of domain names ending in *.com* and *.net* and increases in our *.com* and *.net* registry fees in July 2010 as per our agreements with ICANN.

The growth in the number of active domain names was primarily driven by continued Internet growth and new domain name promotional programs. We expect to see continued growth in the number of active domain names in 2013 as a result of further Internet growth. In addition, while we expect to see continued growth internationally in both *.com* and *.net* domain name bases, especially in markets that we have targeted through our marketing programs, recently the ongoing economic instability in Europe has limited the rate of growth of the domain name base and may continue to do so in the future. Further, according to published reports, in 2012 Google made, and may continue to make changes to its search algorithm and pay-per-click advertising policies to provide less compensation for certain types of websites. This could make such websites less profitable and we believe has resulted in fewer domain registrations. Moreover, we believe that some first time renewing websites affected by this change did not renew during 2012. Although growth in the domain name base may be limited by these factors, we expect revenues will continue to increase in fiscal 2013 as compared to fiscal 2012 as a result of continued growth in the number of active domain names ending in *.com* and *.net* and the implementation of the *.net* price increase which will become effective in July 2013.

Mature markets such as the U.S., where broadband and e-commerce have seen strong market penetration, are expected to see decreasing incremental growth rates reflecting the maturing of the markets. Future revenue growth in EMEA may be hindered due to the unfavorable economic conditions in Europe. We expect to see larger increases in certain international regions, resulting from greater broadband and Internet penetration and expanding e-commerce as electronic means of payments are increasingly adopted. Presentation of geographic revenues is included in Note 10, "Geographic and Customer Information," of our Notes to Consolidated Financial Statements in Item 15 of this Form 10-K.

During the first half of 2012, ICANN began the application process for new gTLDs, including new IDN gTLDs. The application period closed in May 2012, and new domain name registration opportunities for a portion of the approved new gTLDs are expected to be available in 2013. We applied for 14 new gTLDs including 12 transliterations of *.com* and *.net*. In addition, applicants for approximately 220 new gTLDs selected us to provide back-end registry services. We cannot predict whether we will be successful in becoming the registry for all or any of the gTLDs for which we submitted applications or whether any of the 220 applications for which we would serve as the back-end service provider will be successful. We also cannot predict whether there will be any delays in ICANN's approval process. For example, ICANN has stated that it will need to limit the maximum number of new gTLDs that may be delegated in a year to 1,000. The application process and availability of domain name registrations for approved new gTLDs applied for by Verisign or Verisign's customers, and the timing of revenue generation, if any, from these gTLDs is uncertain. We do not expect to generate significant revenues, if any, from new gTLDs before 2014.

We cannot assess the impact, if any, the introduction of these new gTLDs will have on our revenues and results of operations. See Item 1A. "Risk Factors—We may face additional competition, operational and other risks from the introduction of new TLDs by ICANN, which could have a material adverse effect on our business and results of operations," of this Form 10-K.

Cost of revenues

Cost of revenues consist primarily of salaries and employee benefits expenses for our personnel who manage the operational systems, depreciation expenses, operational costs associated with the delivery of our services, fees paid to ICANN, customer support and training, consulting and development services, costs of facilities and computer equipment used in these activities, telecommunications expense and allocations of indirect costs such as corporate overhead.

A comparison of cost of revenues is presented below:

	2012	% Change	2011	% Change	2010
		(Dollars in thousands)			
Cost of revenues	$ 167,600	1%	$ 165,246	5%	$ 156,676

2012 compared to 2011: Cost of revenues increased primarily due to increases in direct cost of revenues, salary and employee benefits expenses, including stock-based compensation expenses, partially offset by a decrease in depreciation expenses. Direct cost of revenues increased by $2.8 million, primarily due to increased registry fees required to be paid in the new *.tv* and *.com* Registry Agreements which became effective in 2012, and an increase in data hosting costs. Salary and employee benefits expenses, including stock-based compensation, increased by $1.9 million, primarily due to an increase in the average headcount to support our Registry Services business and continued growth of our NIA Services business, partially offset by a reduction in the estimated payout of fiscal 2012 bonuses and a decrease in stock-based compensation due to additional vested RSUs granted to option holders during 2011 as they did not participate in the May 2011 and December 2010 special cash dividends. Depreciation expenses decreased by $3.4 million, primarily due to the acceleration of depreciation on an abandoned software project in 2011 and a change in the estimated useful lives of computer hardware and equipment assets from three years to four years beginning in 2012.

2011 compared to 2010: Cost of revenues increased primarily due to increases in salary and employee benefits expenses, depreciation expenses, telecommunication expenses, contract and professional services expenses, and direct cost of revenues, partially offset by a decrease in allocated overhead expenses. Salary and employee benefits expenses increased by $7.4 million, primarily due to an increase in average headcount to support Registry Services, and an increase in stock-based compensation expenses due to additional vested RSUs granted during 2011 to option holders as they did not participate in the December 2010 and May 2011 special cash dividends. Depreciation expenses increased by $3.0 million, primarily due to an increase in capitalized hardware and software purchased to support investments in infrastructure projects. Telecommunication expenses increased by $2.8 million, primarily due to additional circuits required to support the increase in our network infrastructure. Contract and professional services expenses increased by $1.2 million, primarily due to an increased need for temporary staff. Direct cost of revenues increased by $1.1 million, primarily due to costs for a new data hosting service. Allocated overhead expenses decreased by $5.7 million, primarily due to a decrease in allocable indirect costs.

We expect cost of revenues as a percentage of revenues to increase slightly in 2013 as compared to 2012 primarily due to an increase in registry fees for the *.com* and *.tv* TLDs and an increase in depreciation expenses.

Sales and marketing

Sales and marketing expenses consist primarily of salaries, sales commissions, sales operations and other personnel-related expenses, travel and related expenses, gTLD application costs, trade shows, costs of lead generation, costs of computer and communications equipment and support services, facilities costs, consulting fees, costs of marketing programs, such as online, television, radio, print and direct mail advertising costs, and allocations of indirect costs such as corporate overhead.

A comparison of sales and marketing expenses is presented below:

	2012	% Change	2011	% Change	2010
		(Dollars in thousands)			
Sales and marketing	$ 97,809	—	$ 97,432	17%	$ 83,390

2012 compared to 2011: Sales and Marketing expenses remained consistent with an increase in salary and employee benefits expenses, as well as fees paid to ICANN for new gTLD applications offset by a decrease in consulting and advertising expenses. Salary and employee benefits expenses increased by $4.2 million, primarily due to an increase in the average headcount related to the expansion of the international marketing team for our Registry Services business and growth of our NIA sales team, partially offset by a decrease in the estimated payout for fiscal 2012 bonuses and stock-based compensation expenses due to additional vested RSUs granted during 2011 to option holders as they did not participate in the December 2010 and May 2011 special cash dividends. During 2012, we applied for 14 new gTLDs and incurred fees of $2.6 million related to those applications. Consulting and advertising expenses decreased by $7.1 million, primarily due to consulting costs related to the new gTLD program and product marketing initiatives promoting Registry Services during 2011.

2011 compared to 2010: Sales and marketing expenses increased primarily due to increases in advertising and consulting expenses and salary and employee benefits expenses, partially offset by a decrease in allocated overhead expenses. Advertising and consulting expenses increased by $8.1 million, primarily due to increases in product marketing initiatives promoting Registry Services. Salary and employee benefits expenses increased by $7.8 million, primarily due to an increase in average headcount of our sales force and an increase in stock-based compensation expenses due to additional vested RSUs granted during 2011 to option holders as they did not participate in the December 2010 and May 2011 special cash dividends. Allocated overhead expenses decreased by $3.1 million, primarily due to a decrease in allocable indirect costs and a decrease in proportional headcount within the sales and marketing function as a result of the divestiture of the Authentication Services business.

We expect sales and marketing expenses as a percentage of revenues to decrease slightly in 2013 as compared to 2012, due to our continued focus on effectively managing our expenses.

Research and development

Research and development expenses consist primarily of costs related to research and development personnel, including salaries and other personnel-related expenses, consulting fees, facilities costs, computer and communications equipment, support services used in our service and technology development, and allocations of indirect costs such as corporate overhead.

A comparison of research and development expenses is presented below:

	2012	% Change	2011	% Change	2010
		(Dollars in thousands)			
Research and development	$ 61,694	16%	$ 53,277	(1)%	$ 53,664

2012 compared to 2011: Research and development expenses increased primarily due to increases in salary and employee benefits expenses, including stock-based compensation expenses, and contract and professional services expenses, partially offset by an increase in capitalized labor. Salary and employee benefits expenses, including stock-based compensation expenses, increased by $6.6 million, primarily due to an increase in average headcount to support the development of our DNS infrastructure and new services, partially offset by a decrease in the estimated payout of fiscal 2012 bonuses. Contract and professional services expenses increased by $3.0 million, primarily to support projects in our NIA Services business. Capitalized labor increased by $2.1 million, primarily due to an increase in the volume of work performed on internally developed software projects.

2011 compared to 2010: Research and development expenses decreased primarily due to a decrease in allocated overhead expenses and an increase in capitalized labor, partially offset by increases in salary and employee benefits expenses and contract and professional services expenses. Allocated overhead expenses decreased by $3.4 million, primarily due to a decrease in allocable indirect costs. Capitalized labor increased by $1.3 million, primarily due to an increase in the volume of work performed on internally developed software projects. Salary and employee benefits expenses increased by $2.5 million, primarily due to an increase in average headcount to support the development of our DNS infrastructure and new services. Contract and professional services expenses increased by $1.1 million in 2011, primarily due to an increased need for temporary staff.

We expect research and development expenses as a percentage of revenues to remain consistent in 2013 as compared to 2012.

General and administrative

General and administrative expenses consist primarily of salaries and other personnel-related expenses for our executive, administrative, legal, finance, information technology and human resources personnel, costs of facilities, computer and communications equipment, management information systems, support services, professional services fees, certain tax and license fees, and bad debt expense, offset by allocations of indirect costs such as facilities and shared services expenses to other cost types.

A comparison of general and administrative expenses is presented below:

	2012	% Change	2011	% Change	2010
		(Dollars in thousands)			
General and administrative	$ 89,927	(19)%	$ 111,122	(19)%	$ 137,704

2012 compared to 2011: General and administrative expenses decreased primarily due to decreases in salary and employee benefits expenses, including stock-based compensation, contract and professional services expenses, occupancy expenses, receipts from the settlement of indemnification claims with the former shareholders of an acquired business, and an increase in overhead expenses allocated to other cost types, partially offset by increases in depreciation expenses, legal expenses, and miscellaneous general and administrative expenses. Salary and employee benefits expenses decreased by $15.6 million, including a $4.4 million decrease in stock-based compensation, primarily due to the reduced headcount in corporate support functions subsequent to the divestiture of the Authentication Services business and a reduction in estimated payout of fiscal 2012 bonuses. Stock-based compensation expenses also decreased due to additional vested RSUs granted to option holders during 2011 as they did not participate in the May 2011 and December 2010 special cash dividends, partially offset by $1.4 million of stock-based compensation expense for fully vested RSUs granted to members of the Board of Directors during 2012. Contract and professional services expenses decreased by $4.9 million, primarily due to reductions in consulting services expenses and reductions in temporary staffing upon completion of the transition of certain corporate functions from California to Virginia in 2011. Occupancy expenses decreased by $6.3 million, primarily due to lower rent expense as we exited leased facilities in Mountain View, California and Dulles, Virginia and purchased our corporate headquarters facility in Reston, Virginia during 2011. In the fourth quarter of 2012, we recognized a credit of $4.5 million related to reimbursements of previously incurred legal costs, received upon settlement of indemnification claims with the selling shareholders of a previously acquired business. Overhead expenses allocated to other cost types increased by $1.6 million, primarily due to a decrease in the relative headcount of the general and administrative function compared to other functions subsequent to the completion of the 2010 Restructuring Plan and the transition of corporate functions from California to Virginia. Depreciation expenses increased by $3.2 million primarily due to the additional depreciation related to our new corporate headquarters. Legal expenses increased by $5.2 million primarily due to an insurance recovery in 2011 related to a certain legal matter as well as legal and other support related to the DOC's review of the renewal of our *.com* Registry Agreement with ICANN and legal advice related to ICANN's new gTLD program in 2012. Miscellaneous expenses increased by $4.8 million primarily due to the release of $5.9 million of liabilities related to non-income tax expenses as a result of the lapse of the statutes of limitations during 2011.

2011 compared to 2010: General and administrative expenses decreased primarily due to decreases in salary and employee benefits expenses, occupancy expenses, miscellaneous general and administrative expenses, depreciation expenses, contract and professional services expenses, telecommunication expenses, and equipment and software expenses, partially offset by a decrease in overhead expenses allocated to other cost types. Salary and employee benefits expenses decreased by $18.2 million, primarily as a result of reduced corporate support functions needed subsequent to the divestiture of the Authentication Services business. Occupancy expenses decreased by $7.3 million, primarily due to lower rent expenses as the lease for certain office buildings expired in 2010. Miscellaneous general and administrative expenses decreased by $3.5 million, primarily due to the release of $5.9 million of liabilities in 2011 related to non-income tax expenses as a result of the lapse of the statutes of limitations, partially offset by certain adjustments in 2010 for a release of an accrual for certain non-income tax contingencies when the statute of limitations expired. Depreciation expenses decreased by $3.1 million, primarily due to ceasing further depreciation on corporate assets held for sale in May 2010, the expenses of which were classified in continuing operations until the third quarter of 2010. Contract and professional services expenses decreased by $3.0 million, primarily due to costs in 2010 to support the divestiture of the Authentication Services business. Telecommunication expenses decreased by $1.6 million, primarily due to lower shared costs included in continuing operations as a result of divestitures. Equipment and software expenses decreased by $1.6 million, primarily due to lower shared software costs subsequent to the divestiture of the Authentication Services business. Overhead expenses allocated to other cost types decreased by $12.1 million, primarily due to a decrease in allocable indirect costs.

We expect general and administrative expenses as a percentage of revenues to decrease slightly in 2013 as compared to 2012, due to our continued focus on effectively managing our expenses.

Restructuring charges

See Note 6, "Restructuring Charges," of our Notes to Consolidated Financial Statements in Item 15 of this Form 10-K.

Interest expense

Interest expense consists of contractual interest payments on Convertible Debentures, amortization of debt discount and debt issuance costs on the liability component of our Convertible Debentures, contingent interest payments to holders of our Convertible Debentures, interest expenses related to our current $200.0 million senior unsecured revolving credit facility, offset by capitalized interest.

A comparison of interest expense is presented below:

	Year Ended December 31,		
	2012	2011	2010
		(In thousands)	
Contractual interest on Convertible Debentures	$ 40,625	$ 40,625	$ 40,625
Amortization of debt discount on the Convertible Debentures	7,986	7,355	6,775
Contingent interest to holders of Convertible Debentures	—	100,020	109,113
Interest capitalized to Property and equipment, net	(934)	(980)	(676)
Credit facility and other interest expense	2,519	312	1,830
Total interest expense	$ 50,196	$ 147,332	$ 157,667

The Indenture governing the Convertible Debentures requires the payment of contingent interest to the holders of the Convertible Debentures if the Board declares a dividend to our stockholders that is designated by the Board as an extraordinary dividend. The contingent interest is calculated as the amount derived by multiplying the per share declared dividend with the if-converted number of shares applicable to the Convertible Debentures. The Board declared extraordinary dividends in April 2011 and December 2010, and consequently, we paid $100.0 million and $109.1 million contingent interest, respectively, to holders of the Convertible Debentures.

Non-operating income, net

See Note 12, "Non-operating income, net" of our Notes to Consolidated Financial Statements in Item 15 of this Form 10-K.

Income tax expense

	Year Ended December 31,		
	2012	2011	2010
		(Dollars in thousands)	
Income tax expense from continuing operations	$ 100,210	$ 55,031	$ 25,322
Effective tax rate	24%	28%	27%

Our effective tax rate for 2012 was lower than the statutory federal rate of 35% primarily due to tax benefits from foreign income taxed at lower rates and a decrease in valuation allowances related to deferred tax assets, partially offset by state income taxes and non-deductible stock based compensation.

Our effective tax rate for 2011 was lower than the statutory federal rate of 35% primarily due to tax benefits from foreign income taxed at lower rates, partially offset by an increase in the accrual for uncertain tax positions, tax expense related to a foreign currency transaction gain realized on the distribution of previously taxed income, state income taxes and non-deductible stock based compensation.

Our effective tax rate for 2010 was lower than the statutory federal rate of 35% primarily due to tax benefits from foreign income taxed at lower rates and a change in estimated tax expense related to a divested business, partially offset by an increase in accruals for uncertain tax positions, state income taxes and non-deductible stock-based compensation.

As of December 31, 2012, we had deferred tax assets arising from deductible temporary differences, tax losses, and tax credits of $138.1 million before the offset of certain deferred tax liabilities. With the exception of deferred tax assets related to book and tax bases differences of certain investments and certain foreign net operating loss carryforwards, we believe it is more likely than not that forecasted income, together with the tax effects of the deferred tax liabilities, will be sufficient to fully recover the remaining deferred tax assets. Our deferred tax assets related to net operating loss carryforwards increased in 2012 primarily due to a tax rate change, resulting from the expiration of a tax holiday in one of the jurisdictions in Switzerland. This increase in deferred tax assets was partially offset by an increase in the corresponding valuation allowance which resulted from the tax rate change. The impact of this tax rate change on our deferred tax assets and the offsetting valuation allowance, together with the release of valuation allowances related to investments with differing book and tax bases, reduced income tax expense by $5.3 million in 2012.

We qualify for a tax holiday in Switzerland until 2015 which provides reduced rates of taxation on certain types of income and also requires certain thresholds of investment and employment. Another tax holiday specific to one of the jurisdictions in Switzerland expired on December 31, 2011, increasing our tax rate from 12.7% to 25.5%. In India, our exemption related to the Software Technology Park of India ("STPI") tax program expired on March 31, 2011. Following the expiration, we are subject to the regular statutory tax rate of 33% in India. These tax holidays increased our diluted earnings per share by $0.11 in 2012, $0.06 in 2011, and $0.12 in 2010.

Income from discontinued operations, net of tax

See Note 4, "Discontinued Operations," of our Notes to Consolidated Financial Statements in Item 15 of this Form 10-K.

Liquidity and Capital Resources

	As of December 31,	
	2012	2011
	(In thousands)	
Cash and cash equivalents	$ 130,736	$ 1,313,349
Marketable securities	1,425,700	32,860
Total	$ 1,556,436	$ 1,346,209

As of December 31, 2012, our principal source of liquidity was $130.7 million of cash and cash equivalents and $1.4 billion of marketable securities. The marketable securities consist primarily of debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies meeting the criteria of our investment policy, which is focused on the preservation of our capital through investment in investment grade securities. The cash equivalents consist mainly of amounts invested in money market funds and U.S. Treasury bills purchased with original maturities of less than 90 days.

The change in the mix of our cash and cash equivalents and marketable securities from 2011 to 2012 is primarily due to $1.4 billion of purchases of U.S. Treasury bills (net of sales and maturities) during 2012, using funds held by foreign subsidiaries. All of the U.S. Treasury bills purchased have contractual maturities of less than one year. Approximately $33.0 million of marketable securities held as of December 31, 2012 have contractual maturities between one year and three years. Our cash and cash equivalents are readily accessible. For additional information on our investment portfolio, see Note 2, "Cash, Cash Equivalents, and Marketable Securities," of our Notes to Consolidated Financial Statements in Item 15 of this Form 10-K.

As of December 31, 2012, the amount of cash and cash equivalents and marketable securities held by foreign subsidiaries was $1.3 billion. Our intent is to indefinitely reinvest outside of the U.S. those funds held by foreign subsidiaries that have not been previously taxed in the U.S. Currently, we do not anticipate that we will need funds that were generated from foreign operations to fund our domestic operations. In the event funds from foreign operations are needed to fund operations in the U.S. and if U.S. tax has not already been provided, we would be required to accrue and pay additional U.S. taxes in order to repatriate these funds.

We purchased marketable securities of $2.6 billion and received $1.2 billion from sales and maturities of marketable securities in 2012. We purchased marketable securities of $79.0 million and received $546.0 million from sales and maturities of marketable securities in 2011. We purchased marketable securities of $787.7 million and received $284.6 million from sales and maturities of marketable securities in 2010.

In 2012, we repurchased 7.7 million shares of our common stock at an average stock price of $40.90 for an aggregate cost of $314.6 million. In 2011, we repurchased approximately 16.3 million shares of our common stock at an average stock price of $32.76 for an aggregate cost of $534.6 million. In 2010, we repurchased approximately 15.7 million shares of our common stock at an average stock price of $27.93 for an aggregate cost of $437.7 million. As of December 31, 2012, $975.5 million remained available for further repurchases under the 2012 Share Buyback Program.

In 2011 we declared and paid a special cash dividend of $2.75 per share of our common stock totaling $463.5 million. As a result of the dividend, we also paid $100.0 million in contingent interest to holders of our Convertible Debentures. In 2010, we declared and paid a special dividend of $3.00 per share of our common stock totaling $518.2 million. As a result of the dividend, we also paid $109.1 million in contingent interest to holders of our Convertible Debentures.

In 2011, we entered into a $200.0 million senior unsecured revolving credit facility and borrowed $100.0 million from this facility in connection with the purchase of our new corporate headquarters building in Reston, Virginia for approximately $118.5 million. Our credit facility is discussed in more detail in Note 7 "Debt and Interest Expense." *2011 Credit Facility*, of our Notes to Consolidated Financial Statements in Item 15 of this Form 10-K.

As of December 31, 2012, we had $1.25 billion principal amount outstanding of 3.25% Convertible Debentures due 2037 (See Note 7 "Debt and Interest Expense" of the accompanying consolidated financial statements). The Convertible Debentures will mature in August 2037, unless earlier repurchased, redeemed or converted. Our Convertible Debentures were convertible at the option of each holder during the three months ending December 31, 2012, as our common stock price exceeded the conversion price threshold during the relevant measuring period for the three months ended September 30, 2012. Accordingly, as at September 30, 2012, we reclassified the carrying value of the debt component of the Convertible Debentures, the related embedded derivative, and deferred tax liabilities from long-term liabilities to current liabilities, and the associated unamortized debt issuance costs from long-term assets to current assets. Our common stock price did not exceed the conversion price threshold during the relevant measuring period for the three months ended December 31, 2012, and consequently, the Convertible Debentures are no longer convertible starting January 1, 2013, until one of the conversion criteria is met in the future. Accordingly, as at December 31, 2012, we reclassified the carrying value of the debt component of the Convertible Debentures, the related embedded derivative, and deferred tax liabilities back to long-term liabilities, and the associated unamortized debt issuance costs back to long-term assets. In future fiscal periods, the Convertible Debentures related liabilities and assets will be classified as current or long-term depending on whether any of the conversion criteria is met or not at the end of that fiscal period.

We believe existing cash, cash equivalents and marketable securities, and funds generated from operations, together with our ability to arrange for additional financing should be sufficient to meet our working capital, capital expenditure requirements, and to service our debt for the next 12 months. We regularly assess our cash management approach and activities in view of our current and potential future needs.

In summary, our cash flows for 2012, 2011, and 2010 were as follows:

	Year Ended December 31,		
	2012	2011	2010
		(In thousands)	
Net cash provided by operating activities	$ 537,630	$ 335,901	215,206
Net cash (used in) provided by investing activities	(1,442,353)	273,242	603,090
Net cash used in financing activities	(277,752)	(852,198)	(745,274)
Effect of exchange rate changes on cash and cash equivalents	(138)	(3,224)	9,440
Net (decrease) increase in cash and cash equivalents	$ (1,182,613)	$ (246,279)	$ 82,462

Net cash provided by operating activities

Our largest source of operating cash flows is cash collections from our customers. Our primary uses of cash from operating activities are for personnel related expenditures, and other general operating expenses, as well as payments related to taxes, interest and facilities.

2012 compared to 2011: Cash provided by operating activities increased in 2012 primarily due to an increase in cash received from customers, the payment of $100.0 million of contingent interest to the holders of our Convertible Debentures during 2011, and a decrease in cash paid to employees and vendors, partially offset by an increase in cash paid for income taxes during 2012. Cash received from customers increased as the result of growth in sales during 2012, while cash paid to employees and vendors decreased due to a reduction in operating expenses in 2012. The increase in income taxes paid in 2012 was due primarily to an increase in income tax payments made by our foreign subsidiaries.

2011 compared to 2010: Cash provided by operating activities increased primarily due to higher income taxes payable in 2010, primarily upon the gain resulting from the sale of the Authentication Services business, before consideration of carried forward excess tax benefits from exercises of stock options and vesting of RSUs and a decrease in cash payments to suppliers and employees. The increase was offset by a decrease in cash received from customers resulting from a decrease in consolidated revenues due to the divestiture of the Authentication Services business in 2010.

Net cash (used in) provided by investing activities

The changes in cash flows from investing activities primarily relate to divestiture of businesses, timing of purchases, maturities and sales of investments, and purchases of property and equipment.

2012 compared to 2011: The change in cash (used in) provided by investing activities is primarily due to $1.4 billion of purchases of marketable securities (net of sales and maturities) during 2012 compared to $467.0 million of sales and maturities of marketable securities (net of purchases) in 2011 and a decrease in purchases of property and equipment primarily due to the purchase of our corporate headquarters in Reston, Virginia for $118.5 million in 2011.

2011 compared to 2010: The decrease in cash provided by investing activities is primarily due to proceeds received from the divestiture of businesses in 2010, and the purchase of our corporate headquarters in Reston, Virginia in 2011, partially offset by an increase in sales and maturities of marketable securities and investments and a decrease in purchases of marketable securities.

Net cash used in financing activities

The changes in cash flows from financing activities primarily relate to share repurchases, borrowings from our credit facility, stock option exercises, our employee stock purchase plan ("ESPP"), excess tax benefits from stock-based compensation, and dividend payments.

2012 compared to 2011: Net cash used in financing activities decreased primarily due to the payment of a special cash dividend in 2011, a decrease in the amount of share repurchases made during 2012, and an increase in excess tax benefits from exercises of stock options and vesting of RSUs in 2012, partially offset by $100.0 million borrowed under our credit facility in 2011, and a decrease in proceeds from stock option exercises and the ESPP.

2011 compared to 2010: Net cash used in financing activities increased primarily due to an increase in share repurchases and a decrease in realized excess tax benefits from exercises of stock options and vesting of RSUs. The increase is partially offset by $100.0 million borrowed under our credit facility in 2011 and a lower special dividend paid in 2011 compared to 2010.

Impact of Inflation

We believe that inflation has not had a significant impact on our operations during 2012, 2011 and 2010.

Income taxes

As of December 31, 2012, we have used the majority of our U.S. federal net operating loss carryforwards. As such, we expect the amount of cash paid for domestic income taxes to increase in 2013, although this increase is expected to be partially offset by the increasing benefit from the interest deduction related to our Convertible Debentures. The interest expense deducted for income tax purposes is based on the adjusted issue price of the Convertible Debentures which grows over the term due to the difference between the interest deduction taken for income tax purposes, using a comparable yield of 8.5%, and the coupon rate of 3.25%, compounded annually. As a result, the amount of interest deducted is expected to grow each year, while the interest recognized in accordance with GAAP, will grow at a slower rate. This difference will result in a continuing increase in the long-term deferred tax liability on our Consolidated Balance Sheet.

If the amount paid (in cash or stock) to settle the Convertible Debentures (i.e., the Settlement Amount) is less than the adjusted issue price, under the Internal Revenue Code and the regulations thereunder, the difference is included in taxable income as recapture of previous interest deductions. The Settlement Amount will vary based on the stock price at settlement date. Depending on the Settlement Amount for the Convertible Debentures at the settlement date, the amount included in taxable income as a result of this recapture could be substantial, which could adversely impact our cash flow.

Property and Equipment Expenditures

Our planned property and equipment expenditures for 2013 are anticipated to be between $60 million and $80 million and will primarily be focused on infrastructure upgrades and enhancements to our product portfolio.

Contractual Obligations

See Note 14, "Commitments and Contingencies, "*Purchase Obligations and Contractual Agreements*, of our Notes to Consolidated Financial Statements in Item 15 of this Form 10-K.

We enter into indemnification agreements with many of our customers in the ordinary course of business. We also entered into indemnification agreements with Symantec in connection with the sale of the Authentication Services business. See Note 14, "Commitments and Contingencies," *Indemnifications*, of our Notes to Consolidated Financial Statements in Item 15 of this Form 10-K.

Off-Balance Sheet Arrangements

It is not our business practice to enter into off-balance sheet arrangements. As of December 31, 2012, we did not have any significant off-balance sheet arrangements. See Note 14, "Commitments and Contingencies," *Off-Balance Sheet Arrangements*, of our Notes to Consolidated Financial Statements in Item 15 of this Form 10-K for further information regarding off-balance sheet arrangements.

Dilution from Convertible Debentures, RSUs and Stock Options

The conversion of our Convertible Debentures may dilute the holdings of existing shareholders due to the potential number of shares that could be required to settle the Convertible Debentures. We have the intent and ability to settle the principal amount of the Convertible Debentures in cash, but the excess of the conversion value over the principal amount ("the conversion spread") may be settled in shares of common stock. As of December 31, 2012, there are 36.4 million shares of common stock reserved for issuance upon conversion or repurchase of the Convertible Debentures. Based on the if-converted value of the Convertible Debentures as of December 31, 2012, the conversion spread could have required us to issue up to 4.2 million shares of common stock. See Item 1A. "Risk Factors—We may not have the ability to repurchase the Convertible Debentures in cash upon the occurrence of a fundamental change, or to pay cash upon the conversion of Convertible Debentures; Occurrence of certain events related to our Convertible Debentures might have significant adverse accounting, disclosure, tax, and liquidity implications," of this Form 10-K.

Grants of stock-based awards are key components of the compensation packages we provide to attract and retain certain of our talented employees and align their interests with the interests of existing stockholders. We recognize that these stock-based awards dilute existing stockholders and have sought to control the number granted while providing competitive compensation packages. As of December 31, 2012, there are a total of 2.9 million unvested RSUs and outstanding stock options which represent potential dilution of 1.9%. This maximum potential dilution will only result if all outstanding options vest and are exercised and all RSUs vest and are settled. There were no stock options granted in 2012 or 2011. In recent years, our stock repurchase program has more than offset the dilutive effect of our stock option and RSU programs; however, we may reduce the level of our stock repurchases in the future as we may use our available cash for other purposes.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to financial market risks, including changes in interest rates, foreign exchange rates and market risks. We have not entered into any market risk sensitive instruments for trading purposes.

Interest rate sensitivity

The interest rates on our revolving credit facility are affected by changes in market interest rates. As of December 31, 2012, we had $100.0 million outstanding under our credit facility. A hypothetical change in interest rates by 100 basis points would not have a significant impact on our interest expense in 2013.

Our marketable securities consist of fixed income securities which are subject to interest rate risk. As of December 31, 2012 we had $1.5 billion of fixed income securities, which consisted primarily of U.S. Treasury bills with maturities of less than one year. A hypothetical change in interest rates by 100 basis points would not have a significant impact on the fair value of our investments.

Foreign exchange risk management

We conduct business throughout the world and transact in multiple foreign currencies. Our foreign currency risk management program is designed to mitigate foreign exchange risks associated with monetary assets and liabilities of our operations that are denominated in non-functional currencies. The primary objective of this program is to minimize the gains and losses to income resulting from fluctuations in exchange rates. We may choose not to hedge certain foreign exchange exposures due to immateriality, prohibitive economic cost of hedging particular exposures, and limited availability of appropriate hedging instruments. We do not enter into foreign currency transactions for trading or speculative purposes, nor do we hedge foreign currency exposures in a manner that entirely offsets the effects of changes in exchange rates. The program may entail the use of forward or option contracts, which are usually placed and adjusted monthly. These foreign currency forward contracts are derivatives and are recorded at fair market value. We attempt to limit our exposure to credit risk by executing foreign exchange contracts with financial institutions that have investment grade ratings.

As of December 31, 2012, we held foreign currency forward contracts in notional amounts totaling $40.2 million to mitigate the impact of exchange rate fluctuations associated with certain foreign currencies. Changes in the value of the U.S. dollar relative to the foreign currency derivatives outstanding would be largely offset by the remeasurement of our foreign currency denominated monetary and non-monetary assets and liabilities resulting in an insignificant net impact to income.

A hypothetical uniform 10% strengthening or weakening in the value of the U.S. dollar relative to the foreign currencies in which our revenues and expenses are denominated would not result in a significant impact to our financial statements.

Market risk management

The fair market value of our Convertible Debentures is subject to interest rate risk and market risk due to the convertible feature of the debentures. Generally, the fair market value of fixed interest rate debt will increase as interest rates fall and decrease as interest rates rise. The fair market value of the Convertible Debentures will also increase as the market price of our stock increases and decrease as the market price of our common stock falls. The interest and market value changes affect the fair market value of the Convertible Debentures but do not impact our financial position, cash flows or results of operations. As of December 31, 2012, the fair value of the Convertible Debentures was approximately $1.6 billion, based on available market information from public data sources.

The fair market value of the contingent interest derivative on Convertible Debentures is also subject to interest rate risk and market risk. Generally, the fair market value of the contingent interest derivative will change due to changes in interest rates as well as due to changes in the fair market value of the Convertible Debentures.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Financial Statements

Verisign's financial statements required by this Item are set forth as a separate section of this Form 10-K. See Item 15 for a listing of financial statements provided in the section titled "Financial Statements."

Supplementary Data (Unaudited)

The following tables set forth unaudited supplementary quarterly financial data for the two year period ended December 31, 2012. In management's opinion, the unaudited data has been prepared on the same basis as the audited information and includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the data for the periods presented.

	2012				
	Quarter Ended				Year Ended
	March 31	June 30	September 30	December 31 (2)	December 31,
	(In thousands, except per share data)				
Revenues	$ 205,726	$ 214,142	$ 223,528	$ 230,196	$ 873,592
Gross Profit	$ 164,470	$ 171,298	$ 182,068	$ 188,156	$ 705,992
Operating Income	$ 98,930	$ 106,980	$ 116,062	$ 135,355	$ 457,327
Net income	$ 68,009	$ 68,472	$ 77,910	$ 105,641	$ 320,032
Net income per share (1):					
Basic	$ 0.43	$ 0.43	$ 0.50	$ 0.68	$ 2.04
Diluted	$ 0.42	$ 0.42	$ 0.47	$ 0.65	$ 1.95

(1) Net income per share for the year is computed independently and may not equal the sum of the quarterly net income (loss) per share.
(2) Net income for the quarter ended December 31, 2012 includes pre-tax benefits of $13.6 million primarily related to reimbursements of litigation and defense costs, received upon settlement with the selling shareholders of a previously acquired business, $5.5 million related to a reduction in the estimated bonus payout, and a $7.6 million unrealized gain due to a decrease in the fair value of the embedded contingent interest derivative related to our Convertible Debentures.

	2011				
	Quarter Ended				Year Ended
	March 31 (2)	June 30 (3)	September 30 (4)	December 31 (5)	December 31,
	(In thousands, except per share data)				
Revenues	$ 181,523	$ 189,844	$ 196,965	$ 203,646	$ 771,978
Gross Profit	$ 140,654	$ 149,177	$ 155,271	$ 161,630	$ 606,732
Operating Income	$ 65,510	$ 82,059	$ 88,947	$ 92,873	$ 329,389
Net income (loss)	$ 40,771	$ (10,610)	$ 58,916	$ 53,814	$ 142,891
Net income (loss) per share (1):					
Basic	$ 0.24	$ (0.06)	$ 0.36	$ 0.34	$ 0.87
Diluted	$ 0.24	$ (0.06)	$ 0.36	$ 0.34	$ 0.86

(1) Net income (loss) per share for the year is computed independently and may not equal the sum of the quarterly net income (loss) per share.
(2) Net income during the quarter ended March 31, 2011, is reduced by pre-tax $5.5 million in restructuring charges.
(3) Net loss during the quarter ended June 30, 2011, includes a $100.0 million contingent interest payment to the holders of our Convertible Debentures, offset by a corresponding discrete income tax benefit of $39.7 million. Net loss during the quarter ended June 30, 2011 was reduced by the release of $5.9 million of liabilities related to non-income tax expenses as a result of the lapse of the statutes of limitations, offset by $3.7 million in restructuring charges.
(4) Net income during the quarter ended September 30, 2011, is reduced by pre-tax $3.0 million in restructuring charges.
(5) Net income during the quarter ended December 31, 2011, is reduced by pre-tax $3.4 million in restructuring charges and a $3.9 million out of period charge for certain non-income taxes related to investments.

Our quarterly revenues and operating results are difficult to forecast. Therefore, we believe that period-to-period comparisons of our operating results will not necessarily be meaningful, and should not be relied upon as an indication of future performance. Also, operating results may fall below our expectations and the expectations of securities analysts or investors in one or more future quarters. If this were to occur, the market price of our common stock would likely decline. For further information regarding the quarterly fluctuation of our revenues and operating results, see Item 1A, "Risk Factors-Our operating results may fluctuate and our future revenues and profitability are uncertain" of this Form 10-K.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

a. Evaluation of Disclosure Controls and Procedures

Based on our management's evaluation, with the participation of our Chief Executive Officer (our principal executive officer) and our Chief Financial Officer (our principal financial officer), as of December 31, 2012, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, (the "Exchange Act")) are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

b. Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2012 using the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Based on our evaluation under the COSO framework, management has concluded that our internal control over financial reporting is effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

KPMG LLP, an independent registered public accounting firm, has issued a report concerning the effectiveness of our internal control over financial reporting as of December 31, 2012. See "Report of Independent Registered Public Accounting Firm" in Item 15 of this Form 10-K.

c. Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the three months ended December 31, 2012 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

d. Inherent Limitations of Disclosure Controls and Internal Control over Financial Reporting

Because of their inherent limitations, our disclosure controls and procedures and our internal control over financial reporting may not prevent material errors or fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. The effectiveness of our disclosure controls and procedures and our internal control over financial reporting is subject to risks, including that the controls may become inadequate because of changes in conditions or that the degree of compliance with our policies or procedures may deteriorate.

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item relating to our directors and nominees, regarding compliance with Section 16(a) of the Exchange Act, and regarding our Audit Committee, Corporate Governance and Nominating Committee and Compensation Committee will be included under the captions "Proposal No. 1: Election of Directors," "Security Ownership of Certain Beneficial Owners and Management-Section 16(a) Beneficial Ownership Reporting Compliance," and "Corporate Governance" in our Proxy Statement related to the 2013 Annual Meeting of Stockholders and is incorporated herein by reference ("2013 Proxy Statement").

Pursuant to General Instruction G(3) of Form 10-K, the information required by this item relating to our executive officers is included under the caption "Executive Officers of the Registrant" in Part I of this Annual Report on Form 10-K.

We have adopted a code of ethics that applies to our principal executive officer, principal financial officer and other senior accounting officers. This code of ethics, titled "Code of Ethics for the Chief Executive Officer and Senior Financial Officers," is posted on our website along with the "Verisign Code of Conduct" that applies to all officers and employees, including the aforementioned officers. The Internet address for our website is *www.verisigninc.com*, and the "Code of Ethics for the Chief Executive Officer and Senior Financial Officers" may be found from our main Web page by clicking first on "company info," next on "investor information," next on "Corporate Governance," next on "Ethics and Business Conduct," and finally on "Code of Ethics for the Chief Executive Officer and Senior Financial Officers." The "Verisign Code of Conduct" applicable to all officers and employees can similarly be found on the Web page for "Ethics and Business Conduct" under the link entitled "Verisign Code of Conduct-2012."

We intend to satisfy any disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of the "Code of Ethics for the Chief Executive Officer and Senior Financial Officers" or, to the extent also applicable to the principal executive officer, principal financial officer, or other senior accounting officers, the "Verisign Code of Conduct-2012" by posting such information on our website, on the Web page found by clicking through to "Ethics and Business Conduct" as specified above.

ITEM 11. EXECUTIVE COMPENSATION

Information required by this item is incorporated herein by reference to our 2013 Proxy Statement from the discussions under the captions "Compensation of Directors," "Non-Employee Director Retainer Fees and Equity Compensation Information" and "Non-Employee Director Compensation Table for Fiscal 2012," and "Executive Compensation."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this item is incorporated herein by reference from the discussions under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" in our 2013 Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information required by this item is incorporated herein by reference to our 2013 Proxy Statement from the discussions under the captions "Policies and Procedures with Respect to Transactions with Related Persons," "Certain Relationships and Related Transactions" and "Independence of Directors."

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information required by this item is incorporated herein by reference to our 2013 Proxy Statement from the discussions under the captions "Principal Accountant Fees and Services" and "Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors."

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Documents filed as part of this report

Financial statements

- Reports of Independent Registered Public Accounting Firm
- Consolidated Balance Sheets as of December 31, 2012 and 2011
- Consolidated Statements of Operations and Comprehensive Income for the Years Ended December 31, 2012, 2011 and 2010
- Consolidated Statements of Stockholders' Equity (Deficit) for the Years Ended December 31, 2012, 2011 and 2010
- Consolidated Statements of Cash Flows for the Years Ended December 31, 2012, 2011 and 2010
- Notes to Consolidated Financial Statements

Financial statement schedules

Financial statement schedules are omitted because the information called for is not material or is shown either in the consolidated financial statements or the notes thereto.

3. Exhibits

(a) Index to Exhibits

Pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC"), the Company has filed certain agreements as exhibits to this Form 10-K. These agreements may contain representations and warranties by the parties thereto. These representations and warranties have been made solely for the benefit of the other party or parties to such agreements and (1) may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties to such agreements if those statements prove to be inaccurate, (2) may have been qualified by disclosures that were made to such other party or parties and that either have been reflected in the Company's filings or are not required to be disclosed in those filings, (3) may apply materiality standards different from what may be viewed as material to investors and (4) were made only as of the date of such agreements or such other date(s) as may be specified in such agreements and are subject to more recent developments. Accordingly, these representations and warranties may not describe the Company's actual state of affairs at the date hereof or at any other time.

Exhibit Number	Exhibit Description	Incorporated by Reference Form	Date	Number	Filed Herewith
2.01	Agreement and Plan of Merger dated as of March 6, 2000, by and among the Registrant, Nickel Acquisition Corporation and Network Solutions, Inc.	8-K	3/8/00	2.1	
2.02	Agreement and Plan of Merger dated September 23, 2001, by and among the Registrant, Illinois Acquisition Corporation and Illuminet Holdings, Inc.	S-4	10/10/01	4.03	
2.03	Purchase Agreement dated as of October 14, 2003, as amended, among the Registrant and the parties indicated therein.	8-K	12/10/03	2.1	
2.04	Sale and Purchase Agreement Regarding the Sale and Purchase of All Shares in Jamba! AG dated May 23, 2004 between the Registrant and certain other named individuals.	10-K	3/16/05	2.04	
2.05	Asset Purchase Agreement dated October 10, 2005, as amended, among the Registrant, eBay, Inc. and the other parties thereto.	8-K	11/23/05	2.1	

Exhibit Number	Exhibit Description	Incorporated by Reference Form	Date	Number	Filed Herewith
3.01	Fourth Amended and Restated Certificate of Incorporation of the Registrant.	S-1	11/5/07	3.01	
3.02	Sixth Amended and Restated Bylaws of VeriSign, Inc.	8-K	7/31/12	3.01	
4.01	Indenture dated as of August 20, 2007 between the Registrant and U.S. Bank National Association.	8-K/A	9/6/07	4.1	
4.02	Registration Rights Agreement dated as of August 20, 2007 between the Registrant and J.P. Morgan Securities, Inc.	8-K/A	9/6/07	4.2	
10.01	Form of Revised Indemnification Agreement entered into by the Registrant with each of its directors and executive officers.	10-K	3/31/03	10.02	
10.02	409A Options Election Form and related documentation. +	8-K	1/4/07	99.01	
10.03	Registrant's 1998 Directors Stock Option Plan, as amended through May 22, 2003, and form of stock option agreement. +	S-8	6/23/03	4.02	
10.04	Registrant's 2001 Stock Incentive Plan, as amended through November 22, 2002. +	10-K	3/31/03	10.08	
10.05	Registrant's 2006 Equity Incentive Plan, as adopted May 26, 2006. +	10-Q	7/12/07	10.02	
10.06	Registrant's 2006 Equity Incentive Plan, form of Stock Option Agreement. +	10-Q	7/12/07	10.03	
10.07	Registrant's 2006 Equity Incentive Plan, form of Directors Nonqualified Stock Option Grant. +	10-Q	8/9/07	10.01	
10.08	Nonqualified Registrant's 2006 Equity Incentive Plan, amended form of Nonqualified Directors Stock Option Grant. +	S-1	11/5/07	10.15	
10.09	Registrant's 2006 Equity Incentive Plan, form of Employee Restricted Stock Unit Agreement. +	10-Q	7/12/07	10.04	
10.10	Registrant's 2006 Equity Incentive Plan, form of Non-Employee Director Restricted Stock Unit Agreement. +	10-Q	7/12/07	10.05	
10.11	Registrant's 2006 Equity Incentive Plan, form of Performance-Based Restricted Stock Unit Agreement. +	8-K	8/30/07	99.1	
10.12	Registrant's 2007 Employee Stock Purchase Plan, as adopted August 30, 2007. +	S-1	11/5/07	10.19	
10.13	Assignment Agreement, dated as of April 18, 1995 between the Registrant and RSA Data Security, Inc.	S-1	1/29/98	10.15	
10.14	BSAFE/TIPEM OEM Master License Agreement, dated as of April 18, 1995, between the Registrant and RSA Data Security, Inc., as amended.	S-1	1/29/98	10.16	
10.15	Amendment Number Two to BSAFE/TIPEM OEM Master License Agreement dated as of December 31, 1998 between the Registrant and RSA Data Security, Inc.	S-1	1/5/99	10.31	
10.16	Non-Compete and Non-Solicitation Agreement, dated April 18, 1995, between the Registrant and RSA Security, Inc.	S-1	1/29/98	10.17	
10.17	Microsoft/VeriSign Certificate Technology Preferred Provider Agreement, effective as of May 1, 1997, between the Registrant and Microsoft Corporation.*	S-1	1/29/98	10.18	
10.18	Master Development and License Agreement, dated as of September 30, 1997, between the Registrant and Security Dynamics Technologies, Inc.*	S-1	1/29/98	10.19	

Exhibit Number	Exhibit Description	Incorporated by Reference Form	Date	Number	Filed Herewith
10.19	Amendment Number One to Master Development and License Agreement dated as of December 31, 1998 between the Registrant and Security Dynamics Technologies, Inc.	S-1	1/5/99	10.30	
10.20	Amendment No. Thirty (30) to Cooperative Agreement - Special Awards Conditions NCR-92-18742, between VeriSign and U.S. Department of Commerce managers.	10-K	7/12/07	10.27	
10.21	Confirmation of Accelerated Purchase of Equity Securities dated August 14, 2007 between the Registrant and J P Morgan Securities, Inc. *	S-1	11/5/07	10.44	
10.22	Limited Liability Company Agreement by and among Fox US Mobile Holdings, Inc., News Corporation, VeriSign U.S. Holdings, Inc. and US Mobile Holdings, LLC, dated January 31, 2007.*	10-Q	7/16/07	10.03	
10.23	Confirmation of Accelerated Repurchase of Common Stock dated February 8, 2008 between the Registrant and J.P. Morgan Securities, Inc., as agent to JPMorgan Chase Bank, National Association, London Branch. *	10-Q	5/12/08	10.01	
10.24	Settlement Agreement and General Release by and between VeriSign, Inc. and William A. Roper, Jr., dated June 30, 2008. +	10-Q	8/8/08	10.02	
10.25	Release and Waiver of Age Discrimination Claims by William A. Roper, Jr., dated June 30, 2008. +	10-Q	8/8/08	10.03	
10.26	Assignment of Invention, Nondisclosure and Nonsolicitation Agreement between VeriSign, Inc. and D. James Bidzos, dated August 20, 2008.	10-Q	11/7/08	10.03	
10.27	Assignment of Invention, Nondisclosure and Nonsolicitation Agreement between VeriSign, Inc. and Roger Moore, dated October 1, 2008.	10-Q	11/7/08	10.05	
10.28	Purchase and Termination Agreement dated as of October 6, 2008, by and among Fox Entertainment Group, Inc., Fox US Mobile Holdings, Inc., US Mobile Holdings, LLC, Fox Dutch Mobile B.V., Jamba Netherlands Mobile Holdings GP B.V., Netherlands Mobile Holdings C.V., VeriSign, Inc., VeriSign US Holdings, Inc., VeriSign Netherlands Mobile Holdings B.V., and VeriSign Switzerland S.A.	10-Q	11/7/08	10.06	
10.29	VeriSign, Inc. 2006 Equity Incentive Plan, adopted May 26, 2006, as amended August 5, 2008. +	10-Q	11/7/08	10.07	
10.30	Form of VeriSign, Inc. 2006 Equity Incentive Plan Stock Option Agreement. +	10-Q	11/7/08	10.08	
10.31	Form of VeriSign, Inc. 2006 Equity Incentive Plan Employee Restricted Stock Unit Agreement. +	10-Q	11/7/08	10.09	
10.32	Form of VeriSign, Inc. 2006 Equity Incentive Plan Performance Based Restricted Stock Unit Agreement. +	10-Q	11/7/08	10.10	
10.33	Arrangement Agreement dated as of January 23, 2009 between VeriSign, Inc. and Certicom Corp.	10-K	3/3/09	10.59	
10.34	Asset Purchase Agreement between VeriSign, Inc. and Transaction Network Services, dated March 2, 2009.	10-Q	5/8/09	10.03	
10.35	Letter Agreement dated May 1, 2009 to Asset Purchase Agreement between VeriSign, Inc. and Transaction Network Services, Inc., dated March 2, 2009.	10-Q	8/6/09	10.01	

Exhibit Number	Exhibit Description	Incorporated by Reference Form	Date	Number	Filed Herewith
10.36	Acquisition Agreement by and among VeriSign, Inc., a Delaware corporation, VeriSign S.À.R.L., VeriSign Do Brasil Serviços Para Internet Ltda, VeriSign Digital Services Technology (China) Co., Ltd., VeriSign Services India Private Limited, and Syniverse Holdings, Inc., a Delaware corporation dated as of August 24, 2009. *	10-Q	11/6/09	10.05	
10.37	Letter Amendment to the Acquisition Agreement by and among VeriSign, Inc., a Delaware corporation, VeriSign S.À.R.L., VeriSign Do Brasil Serviços Para Internet Ltda, VeriSign Digital Services Technology (China) Co., Ltd., VeriSign Services India Private Limited, and Syniverse Holdings, Inc., a Delaware corporation dated as of August 24, 2009, by and among each of the parties thereto, dated October 2, 2009.	10-Q	11/6/09	10.06	
10.38	Letter Amendment No. 2 to the Amendment to the Acquisition Agreement by and among VeriSign, Inc., a Delaware corporation, VeriSign S.À.R.L., VeriSign Do Brasil Serviços Para Internet Ltda, VeriSign Digital Services Technology (China) Co., Ltd., VeriSign Services India Private Limited, and Syniverse Holdings, Inc., a Delaware corporation dated as of August 24, 2009, by and among each of the parties thereto, Syniverse Technologies Services (India) Private Limited, dated October 23, 2009.	10-Q	11/6/09	10.07	
10.39	Form of Indemnity Agreement entered into by the Registrant with each of its directors and executive officers. +	10-Q	4/28/10	10.01	
10.40	Acquisition Agreement between VeriSign, Inc., a Delaware corporation, and Symantec Corporation, a Delaware corporation, dated as of May 19, 2010. *	10-Q	8/3/10	10.01	
10.41	VeriSign, Inc. 2006 Equity Incentive Plan Form of Stock Option Agreement. +	10-Q	8/3/10	10.02	
10.42	VeriSign, Inc. 2006 Equity Incentive Plan Form of Employee Restricted Stock Unit Agreement. +	10-Q	8/3/10	10.03	
10.43	VeriSign, Inc. 2006 Equity Incentive Plan Form of Directors Nonqualified Stock Option Grant Agreement. +	10-Q	8/3/10	10.04	
10.44	VeriSign, Inc. 2006 Equity Incentive Plan Form of Non-Employee Director Restricted Stock Unit Agreement. +	10-Q	8/3/10	10.05	
10.45	Deed of Lease between 12061 Bluemont Owner, LLC, a Delaware limited liability company as Landlord, and VeriSign, Inc., a Delaware corporation as Tenant, dated as of September 15, 2010.	10-Q	10/29/10	10.01	
10.46	VeriSign, Inc. Annual Incentive Compensation Plan. +	10-K	2/24/11	10.64	
10.47	VeriSign, Inc. 2006 Equity Incentive Plan Form of Performance-Based Restricted Stock Unit Agreement. +	10-K	2/24/11	10.65	
10.48	Registry Agreement between VeriSign, Inc. and the Internet Corporation for Assigned Names and Numbers, entered into as of June 27, 2011.	8-K	6/28/11	10.01	
10.49	Amended and Restated VeriSign, Inc. 2006 Equity Incentive Plan, as amended and restated May 26, 2011. +	10-Q	7/29/11	10.02	
10.50	Form of Amended and Restated Change-in-Control and Retention Agreement. +	10-Q	7/29/11	10.03	
10.51	Amended and Restated Change-in-Control and Retention Agreement [CEO Form of Agreement]. +	10-Q	7/29/11	10.04	
10.52	Separation & General Release of Claims Agreement between VeriSign, Inc. and Kevin Werner, effective as of May 3, 2011. +	10-Q	7/29/11	10.05	

Exhibit Number	Exhibit Description	Incorporated by Reference			Filed Herewith
		Form	Date	Number	
10.53	Separation & General Release of Claims Agreement between VeriSign, Inc. and Christine Brennan, effective as of July 13, 2011. +	10-Q	7/29/11	10.06	
10.54	Purchase and Sale Agreement for 12061 Bluemont Way Reston, Virginia between 12061 Bluemont Owner, LLC, a Delaware limited liability company, as Seller and VeriSign, Inc., a Delaware corporation, as Purchaser Dated August 18, 2011.	8-K	9/7/11	10.01	
10.55	Credit Agreement, dated as of November 22, 2011 among VeriSign, Inc., the borrowing subsidiaries party thereto, the lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, and J.P. Morgan Europe Limited, as London Agent.	8-K	11/29/11	10.01	
10.56	Guarantee Agreement, dated as of November 22, 2011, among VeriSign, Inc., the other guarantors identified therein and JPMorgan Chase Bank, N.A., as Administrative Agent.	8-K	11/29/11	10.02	
10.57	VeriSign, Inc. 2006 Equity Incentive Plan Form of Performance-Based Restricted Stock Unit Agreement. +	10-K	2/24/12	10.75	
10.58	Employment Offer Letter between the Registrant and George E. Kilguss, III dated April 20, 2012+	10-Q	7/27/12	10.01	
10.59	Letter Agreement between the Registrant and George E. Kilguss, III dated June 28, 2012. +	10-Q	7/27/12	10.02	
10.60	VeriSign, Inc. 2006 Equity Incentive Plan Form of Non-Employee Director Restricted Stock Unit Agreement. +	10-Q	7/27/12	10.03	
10.61	Registry Agreement between VeriSign, Inc. and the Internet Corporation for Assigned Names and Numbers, entered into on November 29, 2012.	8-K	11/30/12	10.1	
10.62	Amendment Number Thirty-Two (32) to the Cooperative Agreement between VeriSign, Inc. and Department of Commerce, entered into on November 29, 2012	8-K	11/30/12	10.2	
21.01	Subsidiaries of the Registrant.				X
23.01	Consent of Independent Registered Public Accounting Firm.				X
24.01	Powers of Attorney (Included as part of the signature pages hereto).				X
25.01	Statement of Eligibility of Trustee on Form T-1 with respect to the Indenture dated as of August 20, 2007.	S-1	11/5/07	25.01	

Exhibit Number	Exhibit Description	Incorporated by Reference			Filed Herewith
		Form	Date	Number	
31.01	Certification of Principal Executive Officer pursuant to Exchange Act Rule 13a-14(a).				X
31.02	Certification of Principal Financial Officer pursuant to Exchange Act Rule 13a-14(a).				X
32.01	Certification of Principal Executive Officer pursuant to Exchange Act Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the U.S. Code (18 U.S.C. 1350). **				X
32.02	Certification of Principal Financial Officer pursuant to Exchange Act Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the U.S. Code (18 U.S.C. 1350). **				X
101.INS	XBRL Instance Document.				X
101.SCH	XBRL Taxonomy Extension Schema.				X
101.CAL	XBRL Taxonomy Extension Calculation Linkbase.				X
101.DEF	XBRL Taxonomy Extension Definition Linkbase.				X
101.LAB	XBRL Taxonomy Extension Label Linkbase.				X
101.PRE	XBRL Taxonomy Extension Presentation Linkbase.				X

* Confidential treatment was received with respect to certain portions of this agreement. Such portions were omitted and filed separately with the Securities and Exchange Commission.

** As contemplated by SEC Release No. 33-8212, these exhibits are furnished with this Annual Report on Form 10-K and are not deemed filed with the Securities and Exchange Commission and are not incorporated by reference in any filing of VeriSign, Inc. under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language in such filings.

\+ Indicates a management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Reston, Commonwealth of Virginia, on the 28th day of February 2013.

VERISIGN, INC.

By: /S/ D. JAMES BIDZOS

D. James Bidzos

President and Chief Executive Officer

(Principal Executive Officer)

KNOW ALL PERSONS BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints D. James Bidzos, George E. Kilguss, III, and Richard H. Goshorn, and each of them, his or her true lawful attorneys-in-fact and agents, with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granted unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his, her or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities indicated on the 28th day of February 2013.

Signature	Title
/S/ D. JAMES BIDZOS D. JAMES BIDZOS	President, Chief Executive Officer, Executive Chairman and Director (Principal Executive Officer)
/S/ GEORGE E. KILGUSS, III GEORGE E. KILGUSS, III	Chief Financial Officer (Principal Financial and Accounting Officer)
/S/ WILLIAM L. CHENEVICH WILLIAM L. CHENEVICH	Director
/S/ KATHLEEN A. COTE KATHLEEN A. COTE	Director
/S/ ROGER H. MOORE ROGER H. MOORE	Director
/S/ JOHN D. ROACH JOHN D. ROACH	Director
/S/ LOUIS A. SIMPSON LOUIS A. SIMPSON	Director
/S/ TIMOTHY TOMLINSON TIMOTHY TOMLINSON	Director

FINANCIAL STATEMENTS

As required under Item 8—Financial Statements and Supplementary Data, the consolidated financial statements of Verisign, Inc. are provided in this separate section. The consolidated financial statements included in this section are as follows:

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
VeriSign, Inc.:

We have audited VeriSign, Inc.'s ("the Company") internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting (Item 9A.b). Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of VeriSign, Inc. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations and comprehensive income, stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2012, and our report dated February 28, 2013 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

McLean, Virginia
February 28, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
VeriSign, Inc.:

We have audited the accompanying consolidated balance sheets of VeriSign, Inc. and subsidiaries ("the Company") as of December 31, 2012 and 2011, and the related consolidated statements of operations and comprehensive income, stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), VeriSign, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated February 28, 2013 expressed an unqualified opinion on the effectiveness of VeriSign, Inc.'s internal control over financial reporting.

/s/ KPMG LLP

McLean, Virginia
February 28, 2013

VERISIGN, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except par value)

	December 31, 2012	December 31, 2011
ASSETS		
Current assets:		
Cash and cash equivalents	$ 130,736	$ 1,313,349
Marketable securities	1,425,700	32,860
Accounts receivable, net	11,477	14,974
Deferred tax assets	44,756	64,751
Prepaid expenses and other current assets	30,795	21,847
Total current assets	1,643,464	1,447,781
Property and equipment, net	333,861	327,136
Goodwill and other intangible assets, net	52,527	53,848
Long-term deferred tax assets	7,299	2,758
Other long-term assets	25,325	24,656
Total long-term assets	419,012	408,398
Total assets	$ 2,062,476	$ 1,856,179
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current liabilities:		
Accounts payable and accrued liabilities	$ 130,391	$ 156,385
Deferred revenues	564,627	502,538
Total current liabilities	695,018	658,923
Long-term deferred revenues	247,955	226,033
Convertible debentures, including contingent interest derivative	597,614	590,086
Long-term debt	100,000	100,000
Long-term deferred tax liabilities	386,914	325,527
Other long-term tax liabilities	44,298	43,717
Total long-term liabilities	1,376,781	1,285,363
Total liabilities	2,071,799	1,944,286
Commitments and contingencies		
Stockholders' deficit:		
Preferred stock—par value $.001 per share; Authorized shares: 5,000; Issued and outstanding shares: none	—	—
Common stock—par value $.001 per share; Authorized shares: 1,000,000; Issued shares: 318,722 at December 31, 2012 and 316,781 at December 31, 2011; Outstanding shares: 153,392 at December 31, 2012 and 159,422 at December 31, 2011	319	317
Additional paid-in capital	19,891,291	20,135,237
Accumulated deficit	(19,900,545)	(20,220,577)
Accumulated other comprehensive loss	(388)	(3,084)
Total stockholders' deficit	(9,323)	(88,107)
Total liabilities and stockholders' deficit	$ 2,062,476	$ 1,856,179

See accompanying Notes to Consolidated Financial Statements.

VERISIGN, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In thousands, except per share data)

	Year Ended December 31,		
	2012	2011	2010
Revenues	$ 873,592	$ 771,978	$ 680,578
Costs and expenses:			
Cost of revenues	167,600	165,246	156,676
Sales and marketing	97,809	97,432	83,390
Research and development	61,694	53,277	53,664
General and administrative	89,927	111,122	137,704
Restructuring charges	(765)	15,512	16,861
Total costs and expenses	416,265	442,589	448,295
Operating income	457,327	329,389	232,283
Interest expense	(50,196)	(147,332)	(157,667)
Non-operating income, net	5,564	11,530	20,738
Income from continuing operations before income taxes	412,695	193,587	95,354
Income tax expense	(100,210)	(55,031)	(25,322)
Income from continuing operations, net of tax	312,485	138,556	70,032
Income from discontinued operations, net of tax	7,547	4,335	763,822
Net income	320,032	142,891	833,854
Net income attributable to noncontrolling interest in subsidiary	—	—	(2,887)
Net income attributable to Verisign stockholders	$ 320,032	$ 142,891	$ 830,967
Net income	$ 320,032	$ 142,891	$ 833,854
Foreign currency translation adjustments	—	110	7,327
Realized foreign currency translation adjustments, included in net income	—	—	(29,076)
Change in unrealized gain on investments, net of tax	2,757	688	2,586
Realized gain on investments, net of tax, included in net income	(61)	(2,548)	(456)
Other comprehensive income (loss)	2,696	(1,750)	(19,619)
Comprehensive income	322,728	141,141	814,235
Comprehensive loss attributable to noncontrolling interest in subsidiary	—	—	7,739
Comprehensive income attributable to Verisign stockholders	$ 322,728	$ 141,141	$ 821,974
Basic income per share:			
Continuing operations	$ 1.99	$ 0.84	$ 0.39
Discontinued operations	0.05	0.03	4.29
Net income	$ 2.04	$ 0.87	$ 4.68
Diluted income per share:			
Continuing operations	$ 1.91	$ 0.83	$ 0.39
Discontinued operations	0.04	0.03	4.25
Net income	$ 1.95	$ 0.86	$ 4.64
Shares used to compute net income per share			
Basic	156,953	165,408	177,534
Diluted	163,909	166,887	178,965
Amounts attributable to Verisign stockholders:			
Income from continuing operations, net of tax	$ 312,485	$ 138,556	$ 70,032
Income from discontinued operations, net of tax	7,547	4,335	760,935
Net income attributable to Verisign stockholders	$ 320,032	$ 142,891	$ 830,967

See accompanying Notes to Consolidated Financial Statements.

VERISIGN, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
(In thousands)

		Verisign stockholders'							
	Total Stockholders' Equity (Deficit)	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income(Loss)	Total	Noncontrolling Interest In subsidiary
		Shares	Amount					
Balance at December 31, 2009	$ 598,664	183,299	$ 308	$ 21,736,209	$ (21,194,435)	$ 7,659	$ 549,741	$ 48,923
Net income	833,854	—	—	—	830,967	—	830,967	2,887
Other comprehensive loss	(19,619)	—	—	—	—	(8,993)	(8,993)	(10,626)
Issuance of common stock under stock plans	92,510	5,579	5	92,505	—	—	92,510	—
Stock-based compensation	54,091	—	—	54,087	—	—	54,087	4
Special dividend paid	(518,217)	—	—	(518,217)	—	—	(518,217)	—
Dividend declared to noncontrolling interest in subsidiary	(856)	—	—	—	—	—	—	(856)
Deconsolidation upon divestiture of the Authentication Services business	(40,332)	—	—	—	—	—	—	(40,332)
Net excess income tax benefits associated with stock-based compensation	126,084	—	—	126,084	—	—	126,084	—
Repurchase of common stock	(449,749)	(16,142)	—	(449,749)	—	—	(449,749)	—
Balance at December 31, 2010	676,430	172,736	313	21,040,919	(20,363,468)	(1,334)	676,430	—
Net income	142,891	—	—	—	142,891	—	142,891	—
Other comprehensive loss	(1,750)	—	—	—	—	(1,750)	(1,750)	—
Issuance of common stock under stock plans	49,983	3,469	4	49,979	—	—	49,983	—
Stock-based compensation	46,438	—	—	46,438	—	—	46,438	—
Special dividend paid	(463,498)	—	—	(463,498)	—	—	(463,498)	—
Net excess income tax benefits associated with stock-based compensation	11,496	—	—	11,496	—	—	11,496	—
Repurchase of common stock	(550,097)	(16,783)	—	(550,097)	—	—	(550,097)	—
Balance at December 31, 2011	(88,107)	159,422	317	20,135,237	(20,220,577)	(3,084)	(88,107)	—
Net income	320,032	—	—	—	320,032	—	320,032	—
Other comprehensive income	2,696	—	—	—	—	2,696	2,696	—
Issuance of common stock under stock plans	29,303	1,941	2	29,301	—	—	29,303	—
Stock-based compensation	36,199	—	—	36,199	—	—	36,199	—
Net excess income tax benefits associated with stock-based compensation	16,045	—	—	16,045	—	—	16,045	—
Repurchase of common stock	(325,680)	(7,971)	—	(325,680)	—	—	(325,680)	—
Other	189	—	—	189	—	—	189	
Balance at December 31, 2012	$ (9,323)	153,392	$ 319	$ 19,891,291	$ (19,900,545)	$ (388)	$ (9,323)	$ —

See accompanying Notes to Consolidated Financial Statements

VERISIGN, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		
	2012	2011	2010
Cash flows from operating activities:			
Net income	$ 320,032	$ 142,891	$ 833,854
Adjustments to reconcile net income to net cash provided by operating activities:			
Net gain on sale of discontinued operations, net of tax	—	—	(725,254)
Depreciation of property and equipment and amortization of other intangible assets	54,819	55,706	67,655
Stock-based compensation	33,362	43,272	52,178
Excess tax benefit associated with stock-based compensation	(18,436)	(13,420)	(131,926)
Deferred income taxes	71,800	24,779	45,466
Other, net	10,981	12,965	9,474
Changes in operating assets and liabilities			
Accounts receivable	3,327	(251)	13,147
Prepaid expenses and other assets	(9,344)	7,895	19,005
Accounts payable and accrued liabilities	(12,922)	(3,469)	(48,624)
Deferred revenues	84,011	65,533	80,231
Net cash provided by operating activities	537,630	335,901	215,206
Cash flows from investing activities:			
Proceeds received from divestiture of businesses, net of cash contributed and transaction costs	—	—	1,162,306
Proceeds from maturities and sales of marketable securities	1,234,156	546,006	313,817
Purchases of marketable securities	(2,622,898)	(78,975)	(787,718)
Purchases of property and equipment	(53,023)	(192,660)	(80,527)
Other investing activities	(588)	(1,129)	(4,788)
Net cash (used in) provided by investing activities	(1,442,353)	273,242	603,090
Cash flows from financing activities:			
Proceeds from issuance of common stock from option exercises and employee stock purchase plans	29,303	49,983	92,510
Repurchases of common stock	(325,680)	(550,097)	(449,749)
Payment of dividends to stockholders	—	(463,498)	(518,217)
Excess tax benefit associated with stock-based compensation	18,436	13,420	131,926
Proceeds received from borrowings	—	100,000	—
Repayment of borrowings	—	(1,067)	(1,004)
Other financing activities	189	(939)	(740)
Net cash used in financing activities	(277,752)	(852,198)	(745,274)
Effect of exchange rate changes on cash and cash equivalents	(138)	(3,224)	9,440
Net (decrease) increase in cash and cash equivalents	(1,182,613)	(246,279)	82,462
Cash and cash equivalents at beginning of period	1,313,349	1,559,628	1,477,166
Cash and cash equivalents at end of period	$ 130,736	$ 1,313,349	$ 1,559,628
Supplemental cash flow disclosures:			
Cash paid for interest, net of capitalized interest	$ 41,276	$ 140,193	$ 148,870
Cash paid for income taxes, net of refunds received	$ 19,436	$ 6,567	$ 8,502
Payable to purchasers of divested businesses	$ —	$ —	$ (4,250)

See accompanying Notes to Consolidated Financial Statements.

VERISIGN, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012, 2011 AND 2010

Note 1. Description of Business and Summary of Significant Accounting Policies

Description of Business

VeriSign, Inc. ("Verisign" or "the Company") was incorporated in Delaware on April 12, 1995. It is a provider of Internet infrastructure services. By leveraging its global infrastructure, it provides network confidence and availability for mission-critical Internet services, such as domain name registry services and infrastructure assurance services. The Company's service capabilities enable real-time name resolution for a number of global top level domains ("TLDs"), enable domain name registration through registrars and provide security intelligence and cloud-based network availability services to enterprise customers.

The Company has one reportable segment, Naming Services, which consists of Registry Services and Network Intelligence and Availability ("NIA") Services. Registry Services operates the authoritative directory of all *.com, .net, .cc, .tv,* and *.name* domain names and the back-end systems for all *.gov, .jobs* and *.edu* domain names. NIA Services provides infrastructure assurance services to organizations and is comprised of Verisign iDefense Security Intelligence Services, Managed Domain Name System Services, and Distributed Denial of Service Protection Services.

Basis of Presentation

The accompanying consolidated financial statements of Verisign and its subsidiaries have been prepared in conformity with generally accepted accounting principles ("GAAP") in the United States ("U.S."). All significant intercompany accounts and transactions have been eliminated.

The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

Unless noted otherwise, discussions in the Notes to Consolidated Financial Statements pertain to continuing operations.

Adoption of New Accounting Standards

Effective January 1, 2012, the Company adopted Accounting Standards Update 2011-05, "Presentation of Comprehensive Income" which eliminated the option to present the components of other comprehensive income within the statement of stockholders' equity and requires an entity to present total comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement or in two separate but consecutive statements. The Company has chosen to present these items in a single continuous statement.

Reclassifications

Certain reclassifications have been made to prior period amounts to conform to current period presentation. Such reclassifications have no effect on net income as previously reported.

Significant Accounting Policies

Cash and Cash Equivalents

Verisign considers all highly-liquid investments purchased with original maturities of three months or less to be cash equivalents. Cash and cash equivalents include certain money market funds, commercial paper, debt securities and various deposit accounts. Verisign maintains its cash and cash equivalents with financial institutions that have investment grade ratings and, as part of its cash management process, performs periodic evaluations of the relative credit standing of these financial institutions.

Marketable Securities

Marketable securities consist of debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies, and equity securities of a public company. All marketable securities are classified as available-for-sale and are carried at fair value. Unrealized gains and losses, net of taxes, are reported as a component of Accumulated other comprehensive loss. The specific identification method is used to determine the cost basis of the marketable securities sold. The Company classifies its marketable securities as current based on their nature and availability for use in current operations.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets of 35 to 47 years for buildings, 10 years for building improvements and three to five years for computer equipment, purchased software, office equipment, and furniture and fixtures. Beginning in 2012, the Company changed its estimate of the useful life of its computer equipment and hardware assets from 3 years to 4 years. Leasehold improvements are amortized using the straight-line method over the lesser of the estimated useful lives of the assets or associated lease terms. The Company capitalizes interest on facility assets under construction and on significant software development projects.

Capitalized Software

Software included in property and equipment includes amounts paid for purchased software and development costs for software used internally that have been capitalized. The following table summarizes the capitalized costs related to third-party implementation and consulting services as well as costs related to internally developed software.

	Year Ended December 31,	
	2012	2011
	(In thousands)	
Third-party implementation and consulting services	$ 3,172	$ 3,032
Internally developed software	$ 21,733	$ 17,205

Goodwill and Other Long-lived Assets

Goodwill represents the excess of purchase consideration over fair value of net assets of businesses acquired. Goodwill is not amortized, but instead tested for impairment. All of the Company's goodwill is included in the Registry Services reporting unit which has a negative carrying value. The Company performs a qualitative analysis at the end of each reporting period to determine if any events have occurred or circumstances exist that would indicate that it is more likely than not that a goodwill impairment exists. The qualitative factors the Company reviews include, but are not limited to: (a) macroeconomic conditions; (b) industry and market considerations such as a deterioration in the environment in which an entity operates; (c) a significant adverse change in legal factors or in the business climate; (d) an adverse action or assessment by a regulator; (e) unanticipated competition; (f) loss of key personnel; (g) a more-likely-than-not expectation of sale or disposal of a reporting unit or a significant portion thereof; or (h) testing for recoverability of a significant asset group within a reporting unit.

Long-lived assets, such as property, plant, and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset, or asset group, may not be recoverable. Such events or circumstances include, but are not limited to, a significant decrease in the fair value of the underlying business, a significant decrease in the benefits realized from an acquired business, difficulties or delays in integrating the business or a significant change in the operations of an acquired business. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset, or asset group, to estimated undiscounted future cash flows expected to be generated by the asset, or asset group. An impairment charge is recognized in the amount by which the carrying amount of the asset exceeds its fair value.

Restructuring Charges

Verisign has recorded restructuring charges related to workforce reductions using a standard formula of benefits based upon tenure with the Company. The accounting for severance costs associated with an ongoing arrangement is dependent upon determination of the following criteria: (i) the Company's obligation relating to employees' rights to receive compensation for future absences is attributable to employees' services already rendered; (ii) the obligation relates to rights that vest or accumulate; (iii) payment of the compensation is probable; and (iv) the amount can be reasonably estimated. Severance costs that are considered a one-time benefit are measured at fair value and are recognized upfront or over the future service period, depending on whether future service is required, if certain conditions are met, including i) management's commitment to a detailed plan of termination that identifies the number of employees, their job classifications or functions and their locations, and expected completion date; and ii) the plan has been communicated to the employees.

Verisign records restructuring charges related to excess facilities at fair value only when the Company ceases use of the excess facilities. Excess facilities restructuring charges take into account the fair value of lease obligations of the abandoned space, including the potential for sublease income. Estimating the amount of sublease income requires management to make estimates for the space that will be rented, the rate per square foot that might be received and the vacancy period of each property.

3.25% Junior Subordinated Convertible Debentures Due 2037 ("Convertible Debentures")

Verisign separately accounts for the liability (debt) and equity (conversion option) components of the Convertible Debentures in a manner that reflects the borrowing rate for a similar non-convertible debt. The liability component is recognized at fair value on the issuance date, based on the fair value of a similar instrument that does not have a conversion feature at issuance. The excess of the principal amount of the Convertible Debentures over the fair value of the liability component is the equity component or debt discount. Such excess represents the estimated fair value of the conversion feature and is recorded as Additional paid-in capital. The debt discount is amortized using the Company's effective interest rate over the term of the Convertible Debentures as a non-cash charge to interest expense. The Convertible Debentures also have a contingent interest payment provision that may require the Company to pay interest based on certain thresholds, beginning with the semi-annual interest period commencing on August 15, 2014, and upon the occurrence of certain events, as outlined in the Indenture governing the Convertible Debentures. The contingent interest payment provision has been identified as an embedded derivative, to be accounted for separately at fair value, and is marked to market at the end of each reporting period, with any gains and losses recorded in Non-operating income, net.

Foreign Currency Remeasurement

Verisign conducts business throughout the world and transacts in multiple currencies. The functional currency for all of Verisign's international subsidiaries is the U.S. Dollar. The Company's subsidiaries' financial statements are remeasured into U.S. Dollars using a combination of current and historical exchange rates and any remeasurement gains and losses are included in Non-operating income, net. The Company recorded a net remeasurement loss of $3.4 million in 2011. The net remeasurement gains and losses recorded in 2012 and 2010 were not material.

Verisign maintains a foreign currency risk management program designed to mitigate foreign exchange risks associated with the monetary assets and liabilities that are denominated in non-functional currencies. The primary objective of this program is to minimize the gains and losses resulting from fluctuations in exchange rates. The Company does not enter into foreign currency transactions for trading or speculative purposes, nor does it hedge foreign currency exposures in a manner that entirely offsets the effects of changes in exchange rates. The program may entail the use of forward or option contracts, which are usually placed and adjusted monthly. These foreign currency forward contracts are derivatives and are recorded at fair market value. The Company records gains and losses on foreign currency forward contracts to Non-operating income, net. The Company recorded net gains of $0.8 million in 2012, and $1.4 million in 2011, and a net loss of $2.9 million in 2010, related to foreign currency forward contracts.

As of December 31, 2012, Verisign held foreign currency forward contracts in notional amounts totaling $40.2 million to mitigate the impact of exchange rate fluctuations associated with certain assets and liabilities held in foreign currencies.

Revenue Recognition

Verisign recognizes revenues when the following four criteria are met:

- Persuasive evidence of an arrangement exists: It is the Company's customary practice to have a written contract, signed by both the customer and Verisign or a service order form from those customers who have previously negotiated a standard master services agreement with Verisign.
- Delivery has occurred or services have been rendered: The Company's services are usually delivered continuously from service activation date through the term of the arrangement.
- The fee is fixed or determinable: Substantially all of the Company's revenue arrangements have fixed or determinable fees.
- Collectability is reasonably assured: Collectability is assessed on a customer-by-customer basis. Verisign typically sells to customers for whom there is a history of successful collection. The majority of customers either maintains a deposit with Verisign or provides an irrevocable letter of credit in excess of the amounts owed. New customers are subjected to a credit review process that evaluates the customer's financial position and, ultimately, their ability to pay. If Verisign determines from the outset of an arrangement that collectability is not probable based upon its credit review process, revenues are recognized as cash is collected.

Substantially all of the Company's revenue arrangements have multiple service deliverables. However, all service deliverables in those arrangements are usually delivered over the same term and, in the absence of a discernible pattern of performance, are presumed to be delivered ratably over that service term.

If the Company enters into an arrangement with multiple elements where standalone value exists for each element and the delivery of the elements occur at different times, revenue for such arrangement is allocated to the elements based on the best estimate of selling prices of the elements and recognized based on applicable service term for each element.

Registry Services

Registry Services revenues primarily arise from fixed fees charged to registrars for the initial registration or renewal of *.com*, *.net*, *.tv*, *.name*, *.cc*, *.gov* or *.jobs* domain names. Revenues from the initial registration or renewal of domain names are deferred and recognized ratably over the registration term, generally one year and up to ten years. Fees for renewals and advance extensions to the existing term are deferred until the new incremental period commences. These fees are then recognized ratably over the renewal term.

Verisign also offers promotional marketing programs to its registrars based upon market conditions and the business environment in which the registrars operate. Amounts payable to these registrars for such promotional marketing programs are usually recorded as a reduction of revenue. If Verisign obtains an identifiable benefit separate from the services it provides to the registrars, then amounts payable up to the fair value of the benefit received are recorded as advertising expenses and the excess, if any, is recorded as a reduction of revenue.

NIA Services

Following the revenue recognition criteria above, revenues from NIA Services are usually deferred and recognized over the service term, generally one to two years.

Advertising Expenses

Advertising costs are expensed as incurred and are included in Sales and marketing expenses. Advertising expenses were $10.2 million, $17.2 million, and $12.6 million in 2012, 2011, and 2010, respectively.

Income Taxes

Verisign uses the asset and liability method to account for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and net operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company records a valuation allowance to reduce deferred tax assets to an amount whose realization is more likely than not.

Deferred tax liabilities and assets are classified as current or noncurrent based on the financial reporting classification of the related asset or liability, or, for deferred tax liabilities or assets that are not related to an asset or liability for financial reporting, according to the expected reversal date of the temporary difference. For every tax-paying component and within each tax jurisdiction, (a) all current deferred tax liabilities and assets are offset and presented as a single amount and (b) all noncurrent deferred tax liabilities and assets are offset and presented as a single amount.

The Company's income taxes payable is reduced by the tax benefits from employee stock option exercises and restricted stock unit ("RSU") vesting. The Company's income tax benefit related to stock options is calculated as the tax effect of the difference between the fair market value of the stock and the exercise price at the time of option exercise. The Company's income tax benefit related to RSUs is equal to the fair market value of the stock at the vesting date. If the income tax benefit at exercise or vesting date is greater than the income tax benefit recorded based on the grant date fair value of the stock options or RSUs, such excess tax benefit is recognized as an increase to Additional paid-in capital. If the income tax benefit at exercise or vesting date is less than the income tax benefit recorded based on the grant date fair value of the stock options or RSUs, the shortfall is recognized as a reduction of Additional paid-in capital to the extent of previously recognized excess tax benefits.

Verisign's global operations involve dealing with uncertainties and judgments in the application of complex tax regulations in multiple jurisdictions. The final taxes payable are dependent upon many factors, including negotiations with taxing authorities in various jurisdictions and resolution of disputes arising from U.S. federal, state, and international tax audits. The Company may only recognize or continue to recognize tax positions that are more likely than not to be sustained upon examination. The Company adjusts these reserves in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from its current estimate of the tax liabilities.

The Company's assumptions, judgments and estimates relative to the value of a deferred tax asset take into account predictions of the amount and character of future taxable income, such as income from operations or capital gains income. Actual operating results and the underlying amount and character of income in future years could render the Company's current assumptions, judgments and estimates of recoverable net deferred taxes inaccurate. Any of the assumptions, judgments and estimates mentioned above could cause the Company's actual income tax obligations to differ from its estimates, thus materially impacting its financial position and results of operations.

Stock-based Compensation

During 2012, the Company's stock-based compensation was primarily related to RSUs granted to employees. There were no stock options granted in 2012 or 2011. The Company used the Black-Scholes option pricing model to determine the fair value of stock options granted in prior years and also uses the Black-Scholes model to determine the fair value of employee stock purchase plan ("ESPP") offerings. The determination of the fair value of stock-based payment awards using an option-pricing model is affected by the Company's stock price as well as assumptions regarding a number of complex and subjective variables. For the awards that are expected to vest, after considering estimated forfeitures, stock-based compensation expense is typically recognized on a straight-line basis over the requisite service period for each such award. The Company also grants performance based RSUs to certain executives. The expense for these performance-based RSUs is recognized on a graded vesting schedule over the term of the award based on the probable outcome of the performance conditions.

Earnings per Share

The Company computes basic net income per share attributable to Verisign stockholders by dividing net income attributable to Verisign stockholders by the weighted-average number of common shares outstanding during the period. Diluted net income per share attributable to Verisign stockholders gives effect to dilutive potential common shares, including outstanding stock options, unvested RSUs, ESPP offerings and the conversion spread related to convertible debentures using the treasury stock method.

Discontinued Operations

The results of operations of businesses that have been divested are presented as discontinued operations when the underlying operations and cash flows of the disposal group have been eliminated from the Company's continuing operations and the Company will no longer have any significant continuing involvement in the operations of the divested business after the disposal transaction. Subsequent to the divestitures, the Company has resolved certain contingent liabilities that related to the operations of the divested businesses. The effects of these items are presented in discontinued operations.

Fair Value of Financial Instruments

The Company applies the following fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

- Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2: Inputs reflect quoted prices for identical assets or liabilities in markets that are not active; quoted prices for similar assets or liabilities in active markets; inputs other than quoted prices that are observable for the assets or liabilities; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.
- Level 3: Unobservable inputs reflecting the Company's own assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available.

The Company measures and reports certain financial assets and liabilities at fair value on a recurring basis, including its investments in money market funds classified as Cash and cash equivalents, marketable debt and equity securities, foreign currency forward contracts, and the contingent interest derivative associated with the Convertible Debentures.

Note 2. Cash, Cash Equivalents, and Marketable Securities

The following table summarizes the Company's cash, cash equivalents, and marketable securities:

	As of December 31,	
	2012	2011
	(In thousands)	
Cash	$ 63,578	$ 1,127,196
Money market funds	38,054	132,145
Time deposits	3,614	57,930
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	1,452,358	32,860
Equity securities of a public company	3,341	—
Total	$ 1,560,945	$ 1,350,131
Included in Cash and cash equivalents	$ 130,736	$ 1,313,349
Included in Marketable securities	$ 1,425,700	$ 32,860
Included in Other long-term assets (Restricted cash)	$ 4,509	$ 3,922

The following table presents the contractual maturities of the debt securities held as of December 31, 2012:

	December 31, 2012		
	Amortized Cost	Unrealized Gains	Fair Value
		(In thousands)	
Due within one year	$ 1,419,115	$ 165	$ 1,419,280
Due after one year through three years	32,911	167	33,078
Total	$ 1,452,026	$ 332	$ 1,452,358

The Company's investment in equity securities of a public company has a cost basis of zero and a fair value of $3.3 million as of December 31, 2012. Upon shares of the entity becoming publicly traded during the year ended December 31, 2012, the Company reclassified the investment to available-for-sale securities and recorded an unrealized gain of $3.3 million in Other comprehensive income.

Note 3. Fair Value of Financial Instruments

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table summarizes the Company's financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2012 and December 31, 2011:

	Total Fair Value	Fair Value Measurement Using		
		Level 1	Level 2	Level 3
		(In thousands)		
As of December 31, 2012				
Assets:				
Investments in money market funds	$ 38,054	$ 38,054	$ —	$ —
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	1,452,358	1,419,280	33,078	—
Equity securities of public company	3,341	—	3,341	—
Foreign currency forward contracts (1)	71	—	71	—
Total	$ 1,493,824	$ 1,457,334	$ 36,490	$ —
Liabilities:				
Contingent interest derivative on Convertible Debentures	$ 11,203	$ —	$ —	$ 11,203
Foreign currency forward contracts (2)	765	—	765	—
Total	$ 11,968	$ —	$ 765	$ 11,203
As of December 31, 2011:				
Assets:				
Investments in money market funds	$ 132,145	$ 132,145	$ —	$ —
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	32,860	—	32,860	—
Foreign currency forward contracts (1)	49	—	49	—
Total	$ 165,054	$ 132,145	$ 32,909	$ —
Liabilities:				
Contingent interest derivative on Convertible Debentures	$ 11,625	$ —	$ —	$ 11,625
Foreign currency forward contracts (2)	444	—	444	—
Total	$ 12,069	$ —	$ 444	$ 11,625

(1) Included in Prepaid expenses and other current assets
(2) Included in Accounts payable and accrued liabilities

The fair value of the Company's investments in money market funds approximates their face value. Such instruments are classified as Level 1 and are included in Cash and cash equivalents.

The fair value of the debt securities consisting of U.S. Treasury bills is based on their quoted market prices and are classified as Level 1. The fair value of the Company's investments in other debt securities are obtained using the weighted average price of available market prices for the underlying securities from various industry standard data providers, large financial institutions and other third-party sources and are classified as Level 2. Debt securities purchased with original maturities in excess of three months are included in Marketable securities.

The equity securities of a public company held by the Company at December 31, 2012 relate to a former cost method investment that the Company had previously written off. Beginning in September 2012, the equity securities held by the Company became publicly traded but are subject to a holding period which will expire in March 2013. The fair value of the investment is based on the quoted market price at the end of the period, adjusted for an estimate of the value of the remaining three month restriction. As most of the significant inputs in the fair value are observable, the investment is classified as Level 2.

The fair value of the Company's foreign currency forward contracts is based on foreign currency rates quoted by banks or foreign currency dealers and other public data sources.

The Company utilizes a valuation model to estimate the fair value of the contingent interest derivative on the Convertible Debentures. The inputs to the model include stock price, bond price, risk adjusted interest rates, volatility, and credit spread observations. As several significant inputs are not observable, the overall fair value measurement of the derivative is classified as Level 3. The volatility and credit spread assumptions used in the calculation are the most significant unobservable inputs. As of December 31, 2012, the valuation of the contingent interest derivative assumed a volatility rate of approximately 30%. A hypothetical 5% increase or decrease in the volatility rate would not significantly change the fair value of the contingent interest derivative. The credit spread assumed in the valuation was approximately 3% at December 31, 2012. A hypothetical 1% increase or decrease in the credit spread would not significantly change the fair value of the contingent interest derivative.

The following table summarizes the change in the fair value of the Company's contingent interest derivative on Convertible Debentures during the year ended December 31, 2012 and 2011:

	Year Ended December 31,	
	2012	2011
	(In thousands)	
Beginning balance	$ 11,625	$ 10,500
Unrealized (gain) loss on contingent interest derivative on Convertible Debentures	(422)	1,125
Ending balance	$ 11,203	$ 11,625

Other

The Company's other financial instruments include cash, accounts receivable, restricted cash, accounts payable, and long-term debt. As of December 31, 2012, the carrying value of these financial instruments approximated their fair value. The fair value of the Company's Convertible Debentures as of December 31, 2012, is $1.6 billion, and is based on available market information from public data sources. The fair value measurement of the Company's Convertible Debentures is classified as Level 2.

Note 4. Discontinued Operations

On August 9, 2010, the Company sold its Authentication Services business, including outstanding shares of capital stock of VeriSign Japan and trademarks and certain intellectual property used in the Authentication Services business (including the Company's checkmark logo and the Geotrust and thawte brand names), to Symantec for cash consideration of approximately $1.14 billion, net of cash held by transferred subsidiaries of $127.5 million and transaction costs of $10.8 million. Also included with the sale of the Authentication Services business were certain corporate assets, namely real and personal property owned by the Company at its Mountain View facility and other locations, which were transferred to the Authentication Services reporting unit before the sale. The Company recorded a gain on sale of $726.2 million, net of tax of $254.3 million. The gain on sale also reflects the realization of foreign currency translation adjustments of $15.3 million previously included in

Accumulated other comprehensive income (loss) and the deconsolidation of non-controlling interest in VeriSign Japan of $54.3 million.

In November 2010, the Company ceased the operations of its Content Portal Services business.

The following table presents the revenues and the components of discontinued operations, net of tax:

	Year Ended December 31,		
	2012	2011	2010
		(In thousands)	
Revenues	$ —	$ 44	$ 248,740
Income (loss) from discontinued operations before income taxes	$ 11,141	$ (538)	$ 63,906
Gains on sale of discontinued operations, before income taxes	—	451	979,560
Income tax (expense) benefit	(3,594)	4,422	(279,644)
Income from discontinued operations	7,547	4,335	763,822
Less: Income from discontinued operations, net of tax, attributable to noncontrolling interest in subsidiary	—	—	(2,887)
Total income from discontinued operations, net of tax, attributable to Verisign stockholders	$ 7,547	$ 4,335	$ 760,935

Income from discontinued operations in 2012 is primarily related to the reimbursement of previously incurred litigation and legal defense costs received upon the settlement of indemnification claims with selling shareholders of a previously acquired business that was later divested. Income from discontinued operations in 2012 also represents the reversal of certain retained liabilities and the reversal of certain accruals for retained litigation related to the prior operations of a divested business. Loss from discontinued operations before income taxes for 2011 represents the effects of certain retained litigation of the divested businesses. Income tax benefit for discontinued operations for 2011 includes a benefit from the settlement of a foreign income tax liability that had resulted from the sale of the Authentication Services business in 2010. The amounts presented as discontinued operations in 2010 primarily represent the results of operations and net gains and losses on the sale of the Authentication Services business. The Company has determined direct costs of the Authentication Services business consistent with the manner in which it was structured and managed. Indirect costs such as corporate overhead that was not directly attributable to the Authentication Services business have not been allocated to discontinued operations.

Note 5. Other Balance Sheet Items

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following:

	As of December 31,	
	2012	2011
	(In thousands)	
Prepaid expenses	$ 15,413	$ 12,016
Non-trade receivables	15,056	9,452
Other	326	379
Total prepaid expenses and other current assets	$ 30,795	$ 21,847

Property and Equipment, Net

The following table presents the detail of property and equipment, net:

	As of December 31,	
	2012	2011
	(In thousands)	
Land	$ 31,141	$ 31,141
Buildings and building improvements	236,171	239,280
Computer equipment and software	315,654	307,710
Capital work in progress	11,393	6,157
Office equipment and furniture	6,420	7,662
Leasehold improvements	2,223	2,282
Total cost	603,002	594,232
Less: accumulated depreciation and amortization	(269,141)	(267,096)
Total property and equipment, net	$ 333,861	$ 327,136

Goodwill and Other Intangible Assets

The following table presents the detail of goodwill and other intangible assets:

	As of December 31,	
	2012	2011
	(In thousands)	
Goodwill, gross	1,537,843	1,537,843
Accumulated goodwill impairment	(1,485,316)	(1,485,316)
Other intangible assets	—	1,321
Total goodwill and other intangible assets	52,527	53,848

There was no impairment of goodwill or other long-lived assets recognized in any of the periods presented.

Other Long-Term Assets

Other long-term assets consist of the following:

	As of December 31,	
	2012	2011
	(In thousands)	
Other tax receivable	$ 5,811	$ 5,811
Long-term investments	413	413
Debt issuance costs	11,516	11,830
Long-term restricted cash	4,509	3,922
Security deposit and other	3,076	2,680
Total other long-term assets	$ 25,325	$ 24,656

Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following:

	As of December 31,	
	2012	2011
	(In thousands)	
Accounts payable	$ 23,519	$ 19,283
Accrued employee compensation	38,778	40,251
Customer deposits, net	19,321	18,558
Taxes payable and other tax liabilities	21,918	28,441
Accrued restructuring costs	—	8,685
Other accrued liabilities	26,855	41,167
Total accounts payable and accrued liabilities	$ 130,391	$ 156,385

Accrued employee compensation primarily consists of liabilities for employee leave, salaries, payroll taxes, employee contributions to the employee stock purchase plan, and incentive compensation. Taxes payable and other tax liabilities as of December 31, 2012 reflects a decrease in current taxes payable from December 31, 2011 as the result of income tax payments made during the year ended December 31, 2012. Accrued restructuring costs at December 31, 2011 represented the remaining lease payments to be made related to excess facilities that were abandoned as part of the relocation of the Company's headquarters during 2011. Other accrued liabilities include miscellaneous vendor payables and interest on the Convertible Debentures which is paid semi-annually in arrears on August 15 and February 15. Other accrued liabilities as of December 31, 2011 included certain retained liabilities related to divested businesses that were reversed or paid during 2012.

Note 6. Restructuring Charges

2010 Restructuring Plan

In connection with the sale of the Authentication Services business and the migration of its corporate functions from California to Virginia, the Company initiated a restructuring plan in 2010, including workforce reductions, abandonment of excess facilities and other exit costs (the "2010 Restructuring Plan"). Under the 2010 Restructuring Plan, the Company incurred pre-tax cash severance charges of $21.3 million, stock-based compensation expenses of $16.2 million upon acceleration of stock-based awards, and excess facility exit costs of $8.0 million, inclusive of amounts reported in discontinued operations. As of December 31, 2012, the 2010 Restructuring Plan was complete and all expenses incurred under the plan have been paid or settled.

Note 7. Debt and Interest Expense

2011 Credit Facility

On November 22, 2011, Verisign entered into a credit agreement with a syndicate of lenders led by JPMorgan Chase Bank, N.A., as the administrative agent. The credit agreement provides for a $200.0 million committed senior unsecured revolving credit facility (the "2011 Facility"), under which Verisign and certain designated subsidiaries may be borrowers. Loans under the 2011 Facility may be denominated in U.S. dollars and certain other currencies. The Company has the option under the 2011 Facility to invite lenders to make competitive bid loans at negotiated interest rates. The facility expires on November 22, 2016 at which time any outstanding borrowings are due.

Borrowings under the 2011 Facility bear interest at one of the following rates as selected by the Company at the time of borrowing: the lender's base rate which is the higher of the Prime Rate or the sum of 0.5% plus the Federal Funds Rate, plus in each case a margin of 0.5% to 1.0% determined based on the Company's leverage ratio, or a LIBOR or EURIBOR based rate plus market-rate spreads of 1.5% to2.0% that are determined based on the Company's leverage ratio.

On November 28, 2011, the Company borrowed $100.0 million as a LIBOR revolving loan denominated in US dollars to be used in connection with the purchase of Verisign's headquarters facility in Reston, Virginia and for general corporate purposes. As of December 31, 2012, this balance remains outstanding and the Company does not intend to repay the outstanding borrowing within the next year and, as such, has classified the debt as a long-term liability.

The Company is required to pay a commitment fee between 0.2% and 0.3% per year of the amount committed under the facility, depending on the Company's leverage ratio. The credit agreement contains customary representations and warranties, as well as covenants limiting the Company's ability to, among other things, incur additional indebtedness, merge or consolidate with others, change its business, sell or dispose of assets. The covenants also include limitations on investments, limitations on dividends, share redemptions and other restricted payments, limitations on entering into certain types of restrictive agreements, limitations on entering into hedging agreements, limitations on amendments, waivers or prepayments of the Convertible Debentures, limitations on transactions with affiliates and limitations on the use of proceeds from the facility.

The facility includes financial covenants requiring that the Company's interest coverage ratio not be less than 3.0 to 1.0 for any period of four consecutive quarters and the Company's leverage ratio not exceed 2.0 to 1.0. As of December 31, 2012, the Company was in compliance with the financial covenants of the 2011 Facility.

Verisign may from time to time request lenders to agree on a discretionary basis to increase the commitment amount by up to an aggregate of $150.0 million during the term of the 2011 Credit Facility.

Convertible Debentures

In August 2007, Verisign issued $1.25 billion principal amount of 3.25% convertible debentures due August 15, 2037, in a private offering. The Convertible Debentures are subordinated in right of payment to the Company's existing and future senior debt and to the other liabilities of the Company's subsidiaries. The Convertible Debentures are initially convertible, subject to certain conditions, into shares of the Company's common stock at a conversion rate of 29.0968 shares of common stock per $1,000 principal amount of Convertible Debentures, representing an initial effective conversion price of approximately $34.37 per share of common stock. The conversion rate will be subject to adjustment for certain events as outlined in the Indenture governing the Convertible Debentures but will not be adjusted for accrued interest. As of December 31, 2012, approximately 36.4 million shares of common stock were reserved for issuance upon conversion or repurchase of the Convertible Debentures.

On or after August 15, 2017, the Company may redeem all or part of the Convertible Debentures for the principal amount plus any accrued and unpaid interest if the closing price of the Company's common stock has been at least 150% of the conversion price then in effect for at least 20 trading days during any 30 consecutive trading-day period prior to the date on which the Company provides notice of redemption.

Holders of the debentures may convert their Convertible Debentures at the applicable conversion rate, in multiples of $1,000 principal amount, only under the following circumstances:

- during any fiscal quarter beginning after December 31, 2007, if the last reported sale price of the Company's common stock for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter is greater than or equal to 130% of the applicable conversion price in effect on the last trading day of such preceding fiscal quarter (the "Conversion Price Threshold Trigger");
- during the five business-day period after any 10 consecutive trading-day period in which the trading price per $1,000 principal amount of Convertible Debentures for each day of that 10 consecutive trading-day period was less than 98% of the product of the last reported sale price of the Company's common stock and the conversion rate on such day;
- if the Company calls any or all of the Convertible Debentures for redemption pursuant to the terms of the Indenture, at any time prior to the close of business on the trading day immediately preceding the redemption date;
- upon the occurrence of any of several specified corporate transactions as specified in the Indenture governing the Convertible Debentures; or
- at any time on or after May 15, 2037, and prior to the maturity date.

If the conversion value exceeds $1,000, the Company may deliver, at its option, cash or common stock or a combination of cash and common stock for the conversion value in excess of $1,000 ("conversion spread").

The Company's common stock price exceeded the Conversion Price Threshold Trigger during the third quarter of 2012. Accordingly, the Convertible Debentures were convertible at the option of each holder during the fourth quarter of 2012. Further, in the event of conversion, the Company intends, and has the ability, to settle the principal amount of the Convertible Debentures in cash, and therefore, classified the debt component of the Convertible Debentures, the embedded contingent interest derivative and the related deferred tax liability as current liabilities, and also classified the related debt issuance costs as a current asset as as of September 30, 2012. None of the Convertible Debentures were converted during the fourth quarter of 2012 and as of December 31, 2012, none of the conditions allowing holders of the Convertible Debentures to convert were met. Therefore, the Convertible Debentures are not convertible into common stock beginning January 1, 2013 unless and until one of the conversion criteria mentioned above is met. As such, the various Convertible Debentures related liabilities and assets were reclassified back to long-term as of December 31, 2012. The determination of whether or not the Convertible Debentures are convertible, and accordingly, the classification of the related liabilities and assets as long-term or current, must continue to be performed quarterly. The Company intends and has the ability to settle the principal amount of the Convertible Debentures in cash. As of December 31, 2012, the if-converted value of the Convertible Debentures exceeded its principal amount. Based on the if-converted value of the Convertible Debentures as of December 31, 2012, the conversion spread could have required the Company to issue up to an additional 4.2 million shares of common stock.

In addition, holders of the Convertible Debentures who convert their Convertible Debentures in connection with a fundamental change may be entitled to a make-whole premium in the form of an increase in the conversion rate. Additionally, in the event of a fundamental change, the holders of the Convertible Debentures may require Verisign to purchase all or a portion of their Convertible Debentures at a purchase price equal to 100% of the principal amount of Convertible Debentures, plus accrued and unpaid interest, if any.

The Company calculated the carrying value of the liability component at issuance as the present value of its cash flows using a discount rate of 8.5% (borrowing rate for similar non-convertible debt with no contingent payment options), adjusted for the fair value of the contingent interest feature, yielding an effective interest rate of 8.39%. The excess of the principal amount of the debt over the carrying value of the liability component is also referred to as the "debt discount" or "equity component" of the Convertible Debentures. The debt discount is being amortized using the Company's effective interest rate of 8.39% over the term of the Convertible Debentures as a non-cash charge included in Interest expense. As of December 31, 2012, the remaining term of the Convertible Debentures is 24.6 years. Interest is payable semiannually in arrears on August 15 and February 15.

Proceeds upon issuance of the Convertible Debentures were as follows (in thousands):

Principal value of Convertible Debentures	$	1,250,000
Less: Issuance costs		(25,777)
Net proceeds, Convertible Debentures	$	1,224,223
Amounts recognized at issuance:		
Convertible debentures, including contingent interest derivative	$	558,243
Additional paid-in capital		418,996
Long-term deferred tax liabilities		267,225
Other long-term assets		(11,328)
Non-operating loss		(8,913)
Net proceeds, Convertible Debentures	$	1,224,223

The table below presents the carrying amounts of the liability and equity components:

	As of December 31,	
	2012	2011
	(In thousands)	
Carrying amount of equity component (net of issuance costs of $14,449)	$ 418,996	$ 418,996
Principal amount of Convertible Debentures	$ 1,250,000	$ 1,250,000
Unamortized discount of liability component	(663,588)	(671,539)
Carrying amount of liability component	586,412	578,461
Contingent interest derivative	11,202	11,625
Convertible debentures, including contingent interest derivative	$ 597,614	$ 590,086

The following table presents the components of the Company's interest expense:

	Year Ended December 31,		
	2012	2011	2010
		(In thousands)	
Contractual interest on Convertible Debentures	$ 40,625	$ 40,625	$ 40,625
Amortization of debt discount on the Convertible Debentures	7,986	7,355	6,775
Contingent interest to holders of Convertible Debentures	—	100,020	109,113
Interest capitalized to Property and equipment, net	(934)	(980)	(676)
Credit facility and other interest expense	2,519	312	1,830
Total interest expense	$ 50,196	$ 147,332	$ 157,667

The Indenture governing the Convertible Debentures requires the payment of contingent interest to the holders of the Convertible Debentures if the Board of Directors (the "Board") declares a dividend to its stockholders that is designated by the Board as an extraordinary dividend. The contingent interest is calculated as the amount derived by multiplying the per share declared dividend with the if-converted number of shares applicable to the Convertible Debentures. The Board declared extraordinary dividends in April 2011 and December 2010, and consequently, the Company paid contingent interest of $100.0 million in 2011 and $109.1 million in 2010 to holders of the Convertible Debentures.

Note 8. Stockholders' Deficit

Treasury Stock

Treasury stock is accounted for under the cost method. Treasury stock includes shares repurchased under Stock Repurchase Programs and shares withheld in lieu of tax withholdings due upon vesting of RSUs.

On December 5, 2012, the Board authorized the repurchase of up to $458.8 million of the Company's common stock, in addition to $541.2 million remaining available under the previous 2010 Share Buyback Program for a total repurchase authorization of $1.0 billion of the Company's common stock (collectively "the 2012 Share Buyback Program"). The 2012 Share Buyback Program has no expiration date. Purchases made under the 2012 Share Buyback Program could be effected through open market transactions, block purchases, accelerated share repurchase agreements or other negotiated transactions. As of December 31, 2012, $975.5 million remained available for further repurchases under the 2012 Share Buyback Program.

Tax Withholdings

Upon vesting of RSUs, the Company places a portion of the vested RSUs into treasury stock sufficient to cover tax withholdings due, and makes a cash payment to tax authorities to cover the applicable withholding taxes.

The summary of the Company's common stock repurchases for 2012, 2011 and 2010 are as follows:

	2012		2011		2010	
	Shares	Average Price	Shares	Average Price	Shares	Average Price
	(In thousands, except average price amounts)					
Total repurchases under the repurchase plans	7,692	$ 40.90	16,318	$ 32.76	15,672	$ 27.93
Total repurchases for tax witholdings	279	$ 39.63	465	$ 33.37	470	$ 25.63
Total repurchases	7,971	$ 40.86	16,783	$ 32.78	16,142	$ 27.86
Total costs	$ 325,680		$ 550,097		449,749	

Since inception, the Company has repurchased 165.3 million shares of its common stock for an aggregate cost of $4.9 billion, which is recorded as a reduction of Additional paid-in capital.

Special Dividends

On April 27, 2011, the Board declared a special dividend of $2.75 per share of the Company's common stock, totaling $463.5 million, which was paid on May 18, 2011. On December 9, 2010, the Board declared a special dividend of $3.00 per share of the Company's common stock, totaling $518.2 million, which was paid on December 28, 2010. The special dividends were accounted for as a reduction of Additional paid-in capital. The Company did not pay any dividends during 2012.

Accumulated Other Comprehensive Loss

The following table summarizes the changes in the components of Accumulated other comprehensive loss for 2012 and 2011:

	Foreign Currency Translation Adjustments Loss	Unrealized Gain On Investments, net of tax	Total Accumulated Other Comprehensive Loss
	(In thousands)		
Balance, December 31, 2010	$ (3,351)	$ 2,017	$ (1,334)
Changes	110	(1,860)	(1,750)
Balance, December 31, 2011	(3,241)	157	(3,084)
Changes	—	2,696	2,696
Balance, December 31, 2012	$ (3,241)	$ 2,853	$ (388)

Other Comprehensive Loss Attributable to Noncontrolling Interest in Subsidiary

The following table summarizes the changes in the components of Other comprehensive loss attributable to the noncontrolling interest in subsidiary during 2010. The noncontrolling interest was deconsolidated as part of the sale of Authentication Services business in 2010.

	Year Ended December 31, 2010
	(In thousands)
Other comprehensive loss attributable to noncontrolling interest in subsidiary:	
Foreign currency translation adjustments	$ 3,340
Realized foreign currency translation adjustments, included in net income	(14,024)
Change in unrealized gain on investments, next of tax	41
Realized gain on investments, net of tax, included in net income	17
Total other comprehensive loss attributable to noncontrolling interest in subsidiary	$ (10,626)

Note 9. Calculation of Net Income per Share Attributable to Verisign Stockholders

The following table presents the computation of weighted-average shares used in the calculation of basic and diluted net income per share:

	Year Ended December 31,		
	2012	2011	2010
	(In thousands)		
Weighted-average shares of common stock outstanding	156,953	165,408	177,534
Weighted-average potential shares of common stock outstanding:			
Stock options	174	309	428
Unvested RSUs	763	736	873
Conversion spread related to Convertible Debentures	5,944	416	—
Employee stock purchase plan	75	18	130
Shares used to compute diluted net income per share attributable to Verisign stockholders	163,909	166,887	178,965

The following table presents the weighted-average potential shares of common stock that were excluded from the above calculation because their effect was anti-dilutive, and the respective weighted-average exercise prices of the weighted-average stock options outstanding:

	Year Ended December 31,		
	2012	2011	2010
	(In thousands, except per share data)		
Weighted-average stock options outstanding	30	366	2,836
Weighted-average exercise price	$ 40.81	$ 35.70	$ 31.32
Weighted-average RSUs outstanding	17	35	57
Employee stock purchase plan	96	434	365

Note 10. Geographic and Customer Information

The Company generates revenue in the U.S.; Europe, the Middle East and Africa ("EMEA"); Australia, China, India, and other Asia Pacific countries ("APAC"); and certain other countries, including Canada and Latin American countries. Revenues are generally attributed to the country of domicile and the respective regions in which the Company's customers are located.

The following table represents a comparison of the Company's geographic revenues:

	Year Ended December 31,		
	2012	2011	2010
	(In thousands)		
U.S.	$ 530,111	$ 472,700	$ 419,315
EMEA	135,084	109,680	92,351
APAC	130,648	116,999	103,494
Other	77,749	72,599	65,418
Total revenues	$ 873,592	$ 771,978	$ 680,578

The following table presents a comparison of property and equipment, net of accumulated depreciation, by geographic region:

	As of December 31,	
	2012	2011
	(In thousands)	
U.S	$ 323,564	$ 319,513
EMEA	9,450	7,211
APAC	847	412
Total property and equipment, net	$ 333,861	$ 327,136

Major Customers

One customer accounted for approximately 30%, 30%, and 28% of revenues from continuing operations in 2012, 2011, and 2010, respectively. The Company does not believe that the loss of this customer would have a material adverse effect on the Company's business because, in that event, end-users of this customer would transfer to the Company's other existing customers.

Note 11. Employee Benefits and Stock-based Compensation

401(k) Plan

The Company maintains a defined contribution 401(k) plan (the "401(k) Plan") for substantially all of its U.S. employees. Under the 401(k) Plan, eligible employees may contribute up to 20% of their pre-tax salary, subject to the Internal Revenue Service ("IRS") annual contribution limits. In 2012, 2011 and 2010, the Company matched 50% of the employee's contribution up to a total of 6% of the employee's annual salary. The Company contributed $2.8 million in 2012, $2.9 million in 2011, and $4.1 million in 2010 under the 401(k) Plan. The Company can terminate matching contributions at its discretion at any time.

Stock Option and Restricted Stock Plans

The majority of Verisign's stock-based compensation relates to RSUs. Stock options granted in prior years were granted only to upper management level employees. As of December 31, 2012, a total of 15.4 million shares of common stock were reserved for issuance upon the exercise of stock options and for the future grant of stock options or awards under Verisign's stock option and restricted stock plans.

On May 26, 2006, the stockholders of Verisign approved the 2006 Equity Incentive Plan (the "2006 Plan"). The 2006 Plan replaces Verisign's previous 1998 Directors Plan, 1998 Equity Incentive Plan, and 2001 Stock Incentive Plan. The 2006 Plan authorizes the award of incentive stock options to employees and non-qualified stock options, restricted stock awards, RSUs, stock bonus awards, stock appreciation rights and performance shares to eligible employees, officers, directors, consultants, independent contractors and advisors. Options may be granted at an exercise price not less than 100% of the fair market value of Verisign's common stock on the date of grant. The 2006 Plan is administered by the Compensation Committee which may delegate to a committee of one or more members of the Board or Verisign's officers the ability to grant certain awards and take certain other actions with respect to participants who are not executive officers or non-employee directors. All outstanding options under the 2006 Plan have a term of not greater than 7 years from the date of grant. Options granted generally vest 25% on the first anniversary date of the grant and the remainder ratably over the following 12 quarters. RSUs are awards covering a specified number of shares of Verisign common stock that may be settled by issuance of those shares (which may be restricted shares). RSUs generally vest in four installments with 25% of the shares vesting on each anniversary of the first four anniversaries of the grant date. However, the Compensation Committee may authorize grants with a different vesting schedule in the future. A total of 27.0 million common shares were authorized and reserved for issuance under the 2006 Plan. The 2006 Plan was amended by shareholder approval in 2011 to allow for equitable adjustment of stock options outstanding under the plan in the event of any future special dividends paid by the Company. This amendment to the 2006 Plan was approved after the Company declared the May 2011 special dividend. The modification of the plan did not result in any additional stock-based compensation.

In connection with certain acquisitions, Verisign assumed some of the acquired companies' stock options. Options assumed generally have terms of seven to ten years and generally vested over a four-year period, as set forth in the applicable option agreement.

2007 Employee Stock Purchase Plan

On August 30, 2007, the Company's stockholders approved the 2007 Employee Stock Purchase Plan which replaced the previous 1998 Employee Stock Purchase Plan. A total of 6.0 million common shares were authorized and reserved for issuance under the ESPP. Eligible employees may purchase common stock through payroll deductions by electing to have between2% and 25% of their compensation withheld to cover the purchase price. Each participant is granted an option to purchase common stock on the first day of each 24-month offering period and this option is automatically exercised on the last day of each six-month purchase period during the offering period. The purchase price for the common stock under the ESPP is 85% of the lesser of the fair market value of the common stock on the first day of the applicable offering period or the last day of the applicable purchase period. Offering periods begin on the first business day of February and August of each year. As of December 31, 2012, 2.6 million shares of the Company's common stock are reserved for issuance under this plan.

Stock-based Compensation

Stock-based compensation is classified in the Consolidated Statements of Operations and Comprehensive Income in the same expense line items as cash compensation. The following table presents the classification of stock-based compensation:

	Year Ended December 31,		
	2012	2011	2010
		(In thousands)	
Stock-based compensation:			
Cost of revenues	$ 5,754	$ 6,655	$ 4,473
Sales and marketing	6,091	6,062	4,419
Research and development	6,023	4,926	4,989
General and administrative	15,494	19,928	20,136
Restructuring charges	—	5,701	2,321
Stock-based compensation for continuing operations	$ 33,362	$ 43,272	$ 36,338
Discontinued operations	—	—	15,840
Total stock-based compensation	$ 33,362	$ 43,272	$ 52,178

The following table presents the nature of the Company's total stock-based compensation:

	Year Ended December 31,		
	2012	2011	2010
	(In thousands)		
RSUs	$ 30,807	$ 33,305	$ 26,175
ESPP	4,436	3,904	9,287
Stock options	956	3,528	7,741
RSUs/Stock options acceleration	—	5,701	11,023
Capitalization (Included in Property and equipment, net)	(2,837)	(3,166)	(2,048)
Total stock-based compensation expense	$ 33,362	$ 43,272	$ 52,178

The income tax benefit recognized on stock-based compensation within Income tax expense for 2012, 2011, and 2010 was $9.4 million, $13.1 million, and $9.7 million, respectively. The income tax benefit recognized on stock-based compensation included within Income from discontinued operations, net of tax for 2010 was $4.5 million.

The following table sets forth the weighted-average assumptions used to estimate the fair value of the stock options and ESPP awards:

	Year Ended December 31,		
	2012	2011	2010
Stock options:			
Volatility	N/A	N/A	36%
Risk-free interest rate	N/A	N/A	1.85%
Expected term	N/A	N/A	3.6 years
Dividend yield	N/A	N/A	Zero
ESPP awards:			
Volatility	26%	26%	35%
Risk-free interest rate	0.16%	0.30%	0.40%
Expected term	1.25 years	1.25 years	1.25 years
Dividend yield	Zero	Zero	Zero

The Company's expected volatility is based on the average of the historical volatility over the period commensurate with the expected term of the options and the mean historical implied volatility of traded options. The risk-free interest rates are derived from the average U.S. Treasury constant maturity rates during the respective periods commensurate with the expected term. The expected terms are based on an analysis of the observed and expected time to post-vesting exercise and/or cancellation of options. When the stock options were granted and on the ESPP offering dates, the Company did not anticipate paying any cash dividends and therefore used an expected dividend yield of zero. The Company estimates forfeitures at the time of grant and revises those estimates in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate pre-vesting forfeitures and records stock-based compensation only for those options and awards that are expected to vest.

RSUs Information

The following table summarizes unvested RSUs activity:

	Year Ended December 31,					
	2012		2011		2010	
	Shares	Weighted-Average Grant-Date Fair Value	Shares	Weighted-Average Grant-Date Fair Value	Shares	Weighted-Average Grant-Date Fair Value
	(Shares in thousands)					
Unvested at beginning of period	2,345	$ 27.33	2,719	$ 23.50	3,087	$ 25.39
Granted	1,341	38.20	1,860	34.29	2,037	25.67
Vested and settled	(881)	27.57	(1,411)	27.00	(1,349)	26.34
Forfeited	(327)	32.34	(1,025)	24.94	(1,283)	25.34
Dividend equivalents	—	—	202	—	227	—
	2,478	$ 32.07	2,345	$ 27.33	2,719	$ 23.50

All RSU agreements have anti-dilution provisions, in the event a dividend is declared, that require the Company to issue additional dividend equivalent RSUs ("dividend equivalents") calculated based on the number of unvested RSUs, the per share dividend declared, and the stock price on the dividend payment date. The dividend equivalents are subject to the same vesting requirements as applicable to unvested RSUs in respect of which such additional dividend equivalents are issued.

At the time the December 2010 and May 2011 special dividends were declared, the 2006 Plan did not have the same anti-dilution provisions for outstanding stock options. Because the option holders did not participate in the special dividends, the Company granted option holders additional RSUs equivalent to the amount of the dividend. The RSUs granted were either fully vested or on a two year cliff vesting, depending on whether the corresponding stock options were vested or unvested. The Company recognized $9.2 million of stock-based compensation expense related to the fully vested RSUs granted in 2011.

As of December 31, 2012, the aggregate intrinsic value of unvested RSUs was $96.2 million. The fair values of RSUs that vested during 2012, 2011, and 2010 were $31.7 million, $44.2 million, and $38.1 million, respectively. As of December 31, 2012, total unrecognized compensation cost related to unvested RSUs was $48.1 million which is expected to be recognized over a weighted-average period of 2.5 years.

Stock Options Information

The following table summarizes stock options activity:

	Year Ended December 31,					
	2012		2011		2010	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
	(In thousands, except average price amounts)					
Outstanding at beginning of period	1,120	$ 28.04	3,387	$ 27.36	6,920	$ 26.64
Granted	—	—	—	—	788	24.53
Exercised	(660)	27.34	(1,473)	26.34	(3,094)	23.69
Forfeited	(38)	23.99	(749)	26.53	(1,188)	28.88
Expired	(1)	8.07	(45)	48.33	(39)	87.00
Outstanding at end of period	421	$ 29.49	1,120	$ 28.04	3,387	$ 27.36
Exercisable at end of period	387	$ 30.17	910	$ 28.83	1,812	$ 28.98
Expected to vest at end of period	32	$ 21.66				
Weighted-average fair value of options granted during the period		$ —		$ —		$ 7.14
Total intrinsic value of options exercised during the period		$ 9,157		$ 12,599		$ 22,125

The closing price of Verisign's stock was $38.82 on December 31, 2012. The aggregate intrinsic value of stock options outstanding, stock options exercisable and stock options expected to vest as of December 31, 2012 was $4.0 million, $3.4 million and $0.6 million, respectively. Intrinsic value is calculated as the difference between the exercise price of the shares and the market value as of December 31, 2012. As of December 31, 2012, the weighted-average remaining contractual life for stock options exercisable and stock options expected to vest was 2.2 years and 3.7 years , respectively. The remaining unrecognized compensation cost related to unvested stock options is not material.

Modifications

In 2011, and 2010, the Company modified certain stock-based awards held by employees affected by divestitures and workforce reductions to accelerate the vesting of twenty-five percent (25%) of each such individual's unvested "in-the-money" stock options and 25% of each such individual's unvested RSUs on the termination dates of such individual's employment. The Company remeasured the fair value of these modified awards and recorded the charges over the requisite future service periods, if any. The modification charges are included as restructuring costs for continuing operations as well as for discontinued operations. 217 and 1,054 employees were affected by these modifications and the Company recognized $5.7 million and $11.0 million of acceleration cost in Restructuring charges during 2011 and 2010, respectively.

Under the ESPP, if the market price of the stock at the end of any six-month purchase period is lower than the stock price at the offering date, the plan is immediately cancelled after that purchase date and a new two-year plan is established using the then-current stock price as the base purchase price. The Company also allows its employees to increase their payroll withholdings during the offering period. The Company accounts for these increases in employee payroll withholdings and the plan rollover as modifications. The Company recognized $5.5 million of such modification expenses in 2010. Modification expenses in 2012 and 2011 were not significant.

Note 12. Non-operating Income, Net

The following table presents the components of Non-operating income, net:

	Year Ended December 31,		
	2012	2011	2010
		(In thousands)	
Interest and dividend income	$ 2,957	$ 5,017	$ 7,652
Unrealized gain (loss) on contingent interest derivative on Convertible Debentures	422	(1,125)	(500)
Income from transition services agreements	2,541	8,083	10,631
Realized net gain on investments	102	4,246	3,978
Other, net	(458)	(4,691)	(1,023)
Total non-operating income, net	$ 5,564	$ 11,530	$ 20,738

Interest and dividend income is earned principally from the Company's surplus cash balances and marketable securities. Income from transition services agreements includes fees generated from services provided to the purchasers of divested businesses for a certain period of time to facilitate the transfer of business operations. As of December 31, 2012, all transition services have been completed. Other, net, in 2011, includes a $3.9 million out-of-period adjustment recorded for certain non-income taxes related to investments. Other, net, in 2010 includes $2.9 million of foreign currency losses, partially offset by $1.9 million of miscellaneous income.

Note 13. Income Taxes

Income from continuing operations before income taxes is categorized geographically as follows:

	Year Ended December 31,		
	2012	2011	2010
		(In thousands)	
United States	$ 245,745	$ 62,287	$ 39,454
Foreign	166,950	131,300	55,900
Total income from continuing operations before income taxes	$ 412,695	$ 193,587	$ 95,354

The provision for income taxes consisted of the following:

	Year Ended December 31,		
	2012	2011	2010
		(In thousands)	
Continuing Operations:			
Current (expense) benefit:			
Federal	$ (13,553)	$ (30,325)	$ 91,305
State	(7,960)	(1,963)	27,777
Foreign, including foreign witholding tax	(8,498)	(1,146)	(8,474)
	(30,011)	(33,434)	110,608
Deferred (expense) benefit:			
Federal	(67,700)	(17,047)	(103,343)
State	(6,760)	(1,501)	(36,397)
Foreign	4,261	(3,049)	3,810
	(70,199)	(21,597)	(135,930)
Total income tax expense from continuing operations	$ (100,210)	$ (55,031)	$ (25,322)
Income tax (expense) benefit from discontinued operations	$ (3,594)	$ 4,422	$ (279,644)

The difference between income tax expense and the amount resulting from applying the federal statutory rate of 35% to Income from continuing operations before income taxes is attributable to the following:

	Year Ended December 31,		
	2012	2011	2010
		(In thousands)	
Income tax expense at federal statutory rate	$ (144,443)	$ (67,755)	$ (33,373)
State taxes, net of federal benefit	(10,003)	(2,280)	(8,620)
Differences between statutory rate and foreign effective tax rate	51,780	43,591	19,122
Non-deductible stock-based compensation	(1,509)	(1,777)	(2,826)
Change in valuation allowance	5,760	(350)	350
Research and experimentation credit	—	1,670	670
Tax expense related to foreign currency gain on distribution of previously taxed income	—	(6,207)	—
Change in estimated tax expense related to a divested business	—	—	3,365
Accrual for uncertain tax positions	(306)	(23,265)	(4,966)
Other	(1,489)	1,342	956
	$ (100,210)	$ (55,031)	$ (25,322)

During 2011, we repatriated $86.4 million of funds that had been previously taxed in the U.S. from our foreign subsidiaries, which included the realization of a foreign currency gain of $17.7 million for tax purposes. The Company recorded an income tax expense of $6.2 million related to the foreign currency gain.

During 2010, the Company recorded a $7.8 million income tax expense, reflecting a remeasurement of state deferred tax assets and liabilities using future tax rates which will be in effect when the underlying assets and liabilities will reverse. The change in state tax rate is primarily attributable to the change in the Company's business operations after the sale of the Authentication Services business.

The tax effects of temporary differences that give rise to significant portions of the Company's deferred tax assets and liabilities are as follows:

	As of December 31, 2012	As of December 31, 2011
	(In thousands)	
Deferred tax assets:		
Net operating loss carryforwards	$ 34,422	$ 20,157
Deductible goodwill and intangible assets	7,761	8,909
Tax credit carryforwards	—	6,213
Deferred revenue, accruals and reserves	87,235	106,234
Capital loss carryforwards and book impairment of investments	3,400	5,749
Other	5,234	4,439
Total deferred tax assets	138,052	151,701
Valuation allowance	(20,815)	(15,882)
Net deferred tax assets	117,237	135,819
Deferred tax liabilities:		
Property and equipment	(21,522)	(42)
Non-deductible acquired intangibles	—	(148)
Convertible debentures	(424,488)	(390,125)
Other	(5,984)	(3,417)
Total deferred tax liabilities	(451,994)	(393,732)
Total net deferred tax liabilities	$ (334,757)	$ (257,913)

With the exception of deferred tax assets related to book and tax bases differences of certain investments and certain foreign net operating loss carryforwards, management believes it is more likely than not that forecasted income, together with the tax effects of the deferred tax liabilities, will be sufficient to fully recover the remaining deferred tax assets. Deferred tax assets at December 31, 2012 include foreign net operating loss carryforwards of $4.7 million and an offsetting valuation allowance of $4.7 million related to prior years that were not included in the balances as of December 31, 2011. The Company's deferred tax assets related to net operating loss carryforwards increased in 2012 primarily due to a tax rate change, resulting from the expiration of a tax holiday in one of the jurisdictions in Switzerland. This increase in deferred tax assets was partially offset by an increase in the corresponding valuation allowance which resulted from the tax rate change.

As of December 31, 2012, the Company had federal, state and foreign net operating loss carryforwards of approximately $20.4 million, $895.0 million, and $111.4 million, respectively, before applying tax rates for the respective jurisdictions. As of December 31, 2012, the Company had federal and state research tax credits of $37.3 million and $1.3 million, respectively, and alternative minimum tax credits of $10.4 million available for future years. Certain net operating loss carryforwards and credits are subject to an annual limitation under Internal Revenue Code Section 382, but are expected to be fully realized. In future periods, an aggregate, tax effected amount of $81.7 million will be recorded to Additional paid-in capital when carried forward excess tax benefits from stock-based compensation are utilized to reduce future cash tax payments. The federal and state net operating loss and federal tax credit carryforwards expire in various years from 2013 through 2030. The majority of the foreign net operating loss carryforwards will expire in 2015 through 2017.

On January 2, 2013, the President signed into law, the American Taxpayer Relief Act of 2012 ("Act"). Under this Act the federal research and development credit was retroactively extended for amounts paid or incurred after December 31, 2011 through December 31, 2013. The effects of the change in the tax law will be recognized in our first quarter of fiscal 2013, which is the quarter that the law was enacted.

The deferred tax liability related to the Convertible Debentures is driven by the excess of the tax deduction taken for interest expense over the amount of interest expense recognized in the consolidated financial statements. The interest expense deducted for tax purposes is based on the adjusted issue price of the Convertible Debentures, while the interest expense recognized in accordance with GAAP is based only on the liability portion of the Convertible Debentures. The adjusted issue price of the Convertible Debentures grows over the term due to the difference between the interest deduction taken for income tax, using a comparable yield of 8.5%, and the coupon rate of 3.25%, compounded annually.

Deferred income taxes have not been provided on the undistributed earnings of foreign subsidiaries. The amount of such earnings as of December 31, 2012 was $693.1 million. These earnings have been indefinitely reinvested and the Company does not plan to initiate any action that would precipitate the payment of income taxes thereon. It is not practicable to estimate the amount of additional tax that might be payable on the undistributed foreign earnings.

The Company qualifies for a tax holiday in Switzerland until 2015 which provides reduced rates of taxation on certain types of income and also requires certain thresholds of investment and employment. Another tax holiday specific to one of the jurisdictions in Switzerland expired on December 31, 2011, increasing the tax rate from 12.7% to 25.5%. In India, the Company's exemption related to the Software Technology Park of India ("STPI") tax program expired on March 31, 2011. Following the expiration, the Company is subject to the regular statutory tax rate of 33% in India. These tax holidays increased the Company's earnings per share by $0.11 in 2012, $0.06 in 2011, and $0.12 in 2010.

The Company maintains liabilities for uncertain tax positions. These liabilities involve considerable judgment and estimation and are continuously monitored by management based on the best information available including changes in tax regulations and other information. A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits is as follows:

	As of December 31,	
	2012	2011
	(In thousands)	
Gross unrecognized tax benefits at January 1	$ 55,933	$ 28,757
Increases in tax positions for prior years	420	41
Decreases in tax positions for prior years	—	(1,685)
Increases in tax positions for current year	240	29,242
Lapse in statute of limitations	—	(422)
Gross unrecognized tax benefits at December 31	$ 56,593	$ 55,933

As of December 31, 2012, approximately $46.4 million of unrecognized tax benefits, including penalties and interest, could affect the Company's tax provision and effective tax rate. The gross unrecognized tax benefit amount is not expected to materially change in the next 12 months.

In accordance with its accounting policy, the Company recognizes accrued interest and penalties related to unrecognized tax benefits as a component of tax expense. These accruals were not material in any period presented.

The Company's major taxing jurisdictions are the U.S., the state of Virginia, and Switzerland. The Company's tax returns are not currently under examination by these taxing jurisdictions. Because the Company uses historic net operating loss carryforwards and other tax attributes to offset its taxable income in current and future years' income tax returns for the U.S. and Virginia, such attributes can be adjusted by these taxing authorities until the statute closes on the year in which such attributes were utilized. The open years in Switzerland are the 2009 tax year and forward.

Note 14. Commitments and Contingencies

Purchase Obligations and Contractual Agreements

The following table represents the minimum payments required by Verisign under certain purchase obligations, leases, the *.tv* Agreement with the Government of Tuvalu, the 2011 Credit Facility, and the interest payments and principal on the Convertible Debentures:

	Purchase Obligations	Leases	.tv Agreement	Credit Facility	Convertible Debentures	Total
			(In thousands)			
2013	$ 33,506	2,029	$ 4,500	$ —	$ 40,625	$ 80,660
2014	7,504	1,569	4,500	—	40,625	54,198
2015	1,165	1,546	5,000	—	40,625	48,336
2016	157	1,391	5,000	100,000	40,625	147,173
2017	—	242	5,000	—	40,625	45,867
Thereafter	—	—	20,000	—	2,047,266	2,067,266
Total	$ 42,332	6,777	$ 44,000	$ 100,000	$ 2,250,391	$ 2,443,500

The amounts in the table above exclude $46.4 million of income tax related uncertain tax positions, as the Company is unable to reasonably estimate the ultimate amount or time of settlement of those liabilities.

Verisign enters into certain purchase obligations with various vendors. The Company's significant purchase obligations primarily consist of firm commitments with telecommunication carriers and other service providers. The Company does not have any significant purchase obligations beyond 2016.

Verisign leases a portion of its facilities under operating leases that extend through 2017. Rental expenses under operating leases were $3.0 million in 2012, $10.6 million in 2011, and $15.3 million in 2010.

On November 30, 2012, the Company renewed its agreement with Internet Corporation for Assigned Name and Numbers ("ICANN") to be the sole registry operator for domain names in the *.com* TLD through November 30, 2018. Under the new agreement, the Company no longer pays a flat fee and instead must now pay ICANN on a quarterly basis, $0.25 for each annual increment of a domain name registered or renewed during such quarter. As of December 31, 2012, there were 106.2 million domain names in the *.com* TLD. However, the number of domain names registered and renewed each quarter may vary significantly. The Company incurred registry fees for the *.com* TLD of $18.7 million in 2012, $18.0 million in 2011, and $18.0 million in 2010. Registry fees for other generic top-level domains have been excluded from the table above because the amounts are variable or passed through to registrars.

In 2011, the Company renewed its agreement with the Government of Tuvalu to be the sole registry operator for *.tv* domain names through December 31, 2021. Registry fees under the renewed agreement were $4.0 million in 2012. Under the previous agreement, the Company paid $2.0 million per year in registry fees.

In 2011, the Company entered into a $200.0 million committed senior unsecured revolving credit facility of which it withdrew $100.0 million in 2011. The facility expires on November 22, 2016 at which time any outstanding borrowings are due. Interest payments due on the borrowings outstanding are based on variable interest rates and have been excluded from the table above. The interest rates on the 2011 Credit Facility are discussed in Note 7 "Debt and Interest Expense."

In August 2007, the Company issued $1.25 billion principal amount of Convertible Debentures. The Company will pay cash interest at an annual rate of 3.25% payable semiannually on February 15 and August 15 of each year, until maturity.

Legal Proceedings

On March 5, 2012, a complaint entitled *Warhanek v. Bidzos, et al.* was filed in the United States District Court for the District of Delaware. The complaint asserts derivative claims on behalf of Verisign against current directors D. James Bidzos, William L. Chenevich, Roger H. Moore, Kathleen A. Cote, John D. Roach, Louis A. Simpson, Timothy Tomlinson and a former director, President and Chief Executive Officer Mark D. McLaughlin (the "Director Defendants"). The complaint also asserts one derivative claim against officers and certain former officers Richard H. Goshorn, Christine C. Brennan, and Kevin A. Werner (the "Executive Defendants," and together with the Director Defendants and nominal defendant Verisign, the "Defendants").

The complaint alleges that the Director Defendants fraudulently obtained shareholder approval of certain incentive-based compensation plans by misrepresenting the tax deductibility of certain compensation paid to Verisign's executive officers, including the Executive Defendants. Verisign adopted and obtained shareholder approval of several incentive-based compensation plans, including a 2010 Annual Incentive Compensation Plan ("AICP"), and an Amended and Restated VeriSign, Inc. 2006 Equity Incentive Plan ("2006 Plan") and these plans were submitted to shareholders for approval in the 2010 and 2011 Proxy Statements (the "Proxy Statements"), respectively. The complaint alleges that the Proxy Statements falsely disclosed, or failed to adequately disclose, the material terms under which performance-based compensation would be paid under the AICP and the 2006 Plan. The complaint further alleges that the Proxy Statements falsely represented that certain compensation paid to certain employees in excess of $1 million would be tax deductible.

The complaint asserts derivative claims against the Director Defendants for (1) violations of Section 14(a) of the Exchange Act for making false statements in and omitting material facts from the Proxy Statements; (2) breach of fiduciary duty; and (3) waste of corporate assets. The complaint asserts an additional derivative claim against the Director Defendants and Executive Defendants for unjust enrichment based on compensation payments they received under the AICP or the 2006 Plan, as disclosed in the Proxy Statements. No demand was made on the Board to institute this action, and the complaint alleges that any such demand would be futile because each director is either interested or lacks independence with respect to the challenges to the AICP and 2006 Plan. The relief sought by the complaint includes, among other things, an order nullifying the shareholder approval of the AICP and the 2006 Plan, an injunction requiring correction of the alleged misrepresentations in the Company's Proxy Statements, and an order requiring equitable accounting, with disgorgement, in favor of the Company for the purported losses it has and will sustain. On May 25, 2012, the defendants filed motions to dismiss this action in its entirety. Oral argument on the motions to dismiss took place on November 16, 2012 and the matter is now under advisement with the court.

On January 16, 2013, a complaint entitled *Glaser v. VeriSign, Inc. et al.* was filed in the United Stated District Court for the Eastern District of Virginia (Alexandria Division). The complaint asserts claims against the Company, D. James Bidzos and George E. Kilguss, III for alleged violations of Sections 10(b) and 20(a) of the 1934 Exchange Act and Rule 10b-5. The complaint alleges that the defendants made false and misleading statements primarily about the prospects for renewal of the *.com* registry agreement and with respect to revenue guidance.

The plaintiff seeks to certify a class consisting of those who purchased Verisign common stock between June 25, 2012 and October 25, 2012. The complaint seeks money damages with interest, costs and expenses including attorney fees, and equitable/injunctive or other and further relief as may be just and proper.

On February 15, 2013, the defendants filed a motion to dismiss the complaint.

Indemnifications

In connection with the sale of the Authentication Services business to Symantec in August 2010, the Company has agreed to indemnify Symantec for certain potential legal claims arising from the operation of the Authentication Services business for a period of sixty months after the closing of the sale transaction. The Company's indemnification obligations in this regard are triggered only when indemnifiable claims exceed in the aggregate $4.0 million. Thereafter, the Company is obligated to indemnify Symantec for 50% of all indemnifiable claims. The Company's maximum indemnification obligation with respect to these claims is capped at $50.0 million.

While certain legal proceedings and related indemnification obligations to which the Company is a party specify the amounts claimed, such claims may not represent reasonably possible losses. Given the inherent uncertainties of the litigation, the ultimate outcome of these matters cannot be predicted at this time, nor can the amount of possible loss or range of loss, if any, be reasonably estimated, except in circumstances where an aggregate litigation accrual has been recorded for probable and reasonably estimable loss contingencies. A determination of the amount of accrual required, if any, for these contingencies is made after careful analysis of each matter. The required accrual may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters. The Company does not believe that any such matter currently being reviewed will have a material adverse effect on its financial condition or results of operations.

Verisign is involved in various other investigations, claims and lawsuits arising in the normal conduct of its business, none of which, in its opinion, will have a material adverse effect on its financial condition or results of operations. The Company cannot assure you that it will prevail in any litigation. Regardless of the outcome, any litigation may require the Company to incur significant litigation expense and may result in significant diversion of management attention.

Off-Balance Sheet Arrangements

As of December 31, 2012 and 2011, the Company did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As such, the Company is not exposed to any financing, liquidity, market or credit risk that could arise if the Company had engaged in such relationships.

It is not the Company's business practice to enter into off-balance sheet arrangements. However, in the normal course of business, the Company does enter into contracts in which it makes representations and warranties that guarantee the performance of the Company's products and services. Historically, there have been no significant losses related to such guarantees.

EXHIBITS

As required under Item 15—Exhibits, Financial Statement Schedules, the exhibits filed as part of this report are provided in this separate section. The exhibits included in this section are as follows:

Exhibit Number	Exhibit Description
21.01	Subsidiaries of the Registrant.
23.01	Consent of Independent Registered Public Accounting Firm.
24.01	Powers of Attorney (Included as part of the signature pages hereto).
31.01	Certification of Principal Executive Officer pursuant to Exchange Act Rule 13a-14(a).
31.02	Certification of Principal Financial Officer pursuant to Exchange Act Rule 13a-14(a).
32.01	Certification of Principal Executive Officer pursuant to Exchange Act Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the U.S. Code (18 U.S.C. 1350). *
32.02	Certification of Principal Financial Officer pursuant to Exchange Act Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the U.S. Code (18 U.S.C. 1350). *
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

* As contemplated by SEC Release No. 33-8212, these exhibits are furnished with this Annual Report on Form 10-K and are not deemed filed with the SEC and are not incorporated by reference in any filing of VeriSign, Inc. under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language in such filings.

This page intentionally left blank.

VERISIGN

VeriSign, Inc.
12061 Bluemont Way
Reston, Virginia 20190

April 9, 2013

To Our Stockholders:

You are cordially invited to attend the 2013 Annual Meeting of Stockholders of VeriSign, Inc. ("Verisign") to be held at our corporate offices located at 12061 Bluemont Way, Reston, Virginia 20190 on Thursday, May 23, 2013, at 10:00 a.m., Eastern Time (the "Meeting").

The matters expected to be acted upon at the Meeting are described in detail in the following *Notice of the 2013 Annual Meeting of Stockholders* and *Proxy Statement*.

We have implemented a U.S. Securities and Exchange Commission rule that requires companies to furnish their proxy materials over the Internet. As a result, we are mailing to our stockholders a Notice of Internet Availability of Proxy Materials instead of a paper copy of our annual report to security holders, which includes our Annual Report on Form 10-K for the year ended December 31, 2012 (collectively, the "Annual Report"), and this proxy statement. The Notice of Internet Availability of Proxy Materials contains instructions on how to access those documents over the Internet. The Notice of Internet Availability of Proxy Materials also contains instructions on how each stockholder can receive a paper copy of our proxy soliciting materials, including this notice and proxy statement, our Annual Report and a form of proxy card or voting instruction card. We believe that this process will conserve natural resources and reduce the costs of printing and distributing our proxy materials.

It is important that you use this opportunity to take part in the affairs of Verisign by voting on the business to come before this meeting. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE THE PROXY ELECTRONICALLY OR BY PHONE AS DESCRIBED ON THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS AND UNDER "INTERNET AND TELEPHONE VOTING" IN THE PROXY STATEMENT, OR ALTERNATIVELY, IF RECEIVING PAPER COPIES OF PROXY MATERIALS, DATE, SIGN AND PROMPTLY RETURN THE ACCOMPANYING PROXY IN THE ENCLOSED POSTAGE-PAID ENVELOPE SO THAT YOUR SHARES MAY BE REPRESENTED AT THE MEETING. Returning or completing the proxy does not deprive you of your right to attend the Meeting and to vote your shares in person.

We look forward to seeing you at our 2013 Annual Meeting of Stockholders.

Sincerely,

/s/ D. James Bidzos

D. James Bidzos

Chairman of the Board of Directors and Executive Chairman, President and Chief Executive Officer

This page intentionally left blank.

VERISIGN

VERISIGN, INC.

12061 Bluemont Way
Reston, Virginia 20190

Notice of the 2013 Annual Meeting of Stockholders

TO OUR STOCKHOLDERS:

NOTICE IS HEREBY GIVEN that the 2013 Annual Meeting of Stockholders of VeriSign, Inc. will be held at our corporate offices located at 12061 Bluemont Way, Reston, Virginia 20190 on Thursday, May 23, 2013, at 10:00 a.m., Eastern Time. The 2013 Annual Meeting of Stockholders is being held for the following purposes:

1. To elect seven directors of VeriSign, Inc., each to serve until the next annual meeting, or until a successor has been elected and qualified or until the director's earlier resignation or removal.

2. To approve, on a non-binding, advisory basis, VeriSign, Inc.'s executive compensation.

3. To ratify the selection of KPMG LLP as our independent registered public accounting firm for the year ending December 31, 2013.

4. To transact such other business as may properly come before the 2013 Annual Meeting of Stockholders or any adjournment thereof.

The foregoing items of business are more fully described in the proxy statement accompanying this Notice.

Only stockholders of record at the close of business on March 28, 2013, are entitled to notice of and to vote at the 2013 Annual Meeting of Stockholders or any adjournment thereof.

By Order of the Board of Directors,

/s/ Richard H. Goshorn
Richard H. Goshorn
Secretary

Reston, Virginia
April 9, 2013

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE THE PROXY ELECTRONICALLY OR BY PHONE AS DESCRIBED ON THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS AND UNDER "INTERNET AND TELEPHONE VOTING" IN THE PROXY STATEMENT, OR ALTERNATIVELY, IF RECEIVING PAPER COPIES OF PROXY MATERIALS, COMPLETE, DATE, SIGN AND PROMPTLY RETURN THE PROXY IN THE ENCLOSED POSTAGE-PAID ENVELOPE SO THAT YOUR SHARES MAY BE REPRESENTED AT THE MEETING.

This page intentionally left blank.

TABLE OF CONTENTS

This page intentionally left blank.

VERISIGN

VERISIGN, INC.

12061 Bluemont Way
Reston, Virginia 20190

PROXY STATEMENT
FOR THE 2013 ANNUAL MEETING OF STOCKHOLDERS

April 9, 2013

The accompanying proxy is solicited on behalf of the Board of Directors (the "Board") of VeriSign, Inc. ("Verisign" or the "Company") for use at the 2013 Annual Meeting of Stockholders (the "Meeting") to be held at our corporate offices located at 12061 Bluemont Way, Reston, Virginia 20190 on Thursday, May 23, 2013 at 10:00 a.m., Eastern Time. Only holders of record of our common stock at the close of business on March 28, 2013, which is the record date, will be entitled to vote at the Meeting. At the close of business on the record date, we had 151,184,211 shares of common stock outstanding and entitled to vote. This proxy statement and the accompanying form of proxy (collectively, the "Proxy Statement") were first made available to stockholders on or about April 9, 2013. Our annual report to security holders, which includes our Annual Report on Form 10-K for the year ended December 31, 2012 (collectively, the "Annual Report"), is enclosed with this Proxy Statement for stockholders receiving a paper copy of proxy soliciting materials. The Annual Report and Proxy Statement can both be accessed on the Investor Relations section of our website at *http://investor.verisign.com*, or at *www.edocumentview.com/vrsn*.

All proxies will be voted in accordance with the instructions contained therein. Unless contrary instructions are specified, if the accompanying proxy is executed and returned (and not revoked) prior to the Meeting, the shares of Verisign common stock represented by the proxy will be voted: (1) **FOR** the election of each of the seven director candidates nominated by the Board; (2) **FOR** the non-binding, advisory resolution to approve Verisign's executive compensation; (3) **FOR** the ratification of the selection of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2013 ("fiscal 2013"); and (4) in accordance with the best judgment of the named proxies on any other matters properly brought before the Meeting.

Adoption of Majority Vote Standard in Uncontested Director Elections

Verisign's Sixth Amended and Restated Bylaws (the "Bylaws") provide for a majority of votes cast standard in uncontested director elections. A majority of the votes cast means, with respect to a nominee for director, that the number of shares voted "for" the election of that nominee must exceed the number of votes cast as "withheld" for that nominee. In contested elections where the number of nominees exceeds the number of directors to be elected, the vote standard will continue to be a plurality of votes cast. In uncontested elections where a nominee who already serves as a director is not re-elected, such director shall tender his or her resignation, subject to acceptance by the Board. The Corporate Governance and Nominating Committee shall make a recommendation to the Board as to whether to accept or reject the tendered resignation, or whether other action should be taken. The Board shall act on the Corporate Governance and Nominating Committee's recommendation and publicly disclose its decision and the rationale therefor within ninety days from the date of the certification of the election results. The director who tenders his or her resignation will not participate in the Corporate Governance and Nominating Committee's or the Board's decision. If the failure of a nominee to be elected at the annual meeting results in a vacancy on the Board, that vacancy can be filled by action of the Board.

Voting Rights

Holders of our common stock are entitled to one vote for each share held as of the record date.

Quorum, Effect of Abstentions and Broker Non-Votes, Vote Required to Approve the Proposals

A majority of the shares of common stock outstanding and entitled to vote must be present or represented by proxy at the Meeting in order to have a quorum. Abstentions and broker non-votes will be treated as shares present for the purpose of determining the presence of a quorum for the transaction of business at the Meeting. A broker non-vote occurs when a bank, broker or other stockholder of record holding shares for a beneficial owner submits a proxy for the meeting, but does not vote on a particular proposal because that record holder does not have discretionary voting power with respect to that "non-routine" proposal and has not received voting instructions from the beneficial owner. Each of the election of directors and the non-binding, advisory vote to approve executive compensation is a "non-routine" proposal and so shares for which record holders do not receive voting instructions will not be voted on such matters.

If a quorum is present, a nominee for election to a position on the Board in an uncontested election in which directors are elected by a majority of votes cast will be elected as a director if the votes cast "for" the election of the nominee exceed the number of votes cast as "withheld" for that nominee. The following will not be votes cast and will have no effect on the election of any director nominee: (i) a share whose ballot is marked as abstain; (ii) a share otherwise present at the meeting but for which there is an abstention; (iii) a share otherwise present at the meeting as to which a stockholder gives no authority or direction; and (iv) a share subject to a broker non-vote. Stockholders may not cumulate votes in the election of directors.

If a quorum is present, approvals of the proposals for:

- the non-binding, advisory resolution to approve Verisign's executive compensation;
- the ratification of the selection of KPMG LLP as our independent registered public accounting firm for fiscal 2013; and
- all other matters that properly come before the Meeting

require the affirmative vote of a majority of the shares of common stock present or represented by proxy and entitled to vote on the subject matter.

Under this voting standard, abstentions will have the effect of votes cast against the proposal, and broker non-votes will not affect the voting outcome.

The inspector of elections appointed for the Meeting will separately tabulate affirmative and withheld votes, abstentions and broker non-votes.

Adjournment of Meeting

In the event that a quorum shall fail to attend the Meeting, either in person or represented by proxy, the chairman may adjourn the Meeting, or alternatively, the holders of a majority of the shares of stock entitled to vote who are present, in person or by proxy, may adjourn the Meeting. Any such adjournment proposed by a stockholder or person named as a proxy would require the affirmative vote of the majority of the outstanding shares present in person or represented by proxy at the Meeting.

Expenses of Soliciting Proxies

Verisign will pay the expenses of soliciting proxies to be voted at the Meeting. Verisign intends to retain Alliance Advisors, L.L.C. for various services related to the solicitation of proxies, which we anticipate will cost between $3,000 and $6,500, plus reimbursement of expenses. Following the original mailing of the Notice of Internet Availability of Proxy Materials and paper copies of proxies and other proxy soliciting materials, we and/or our agents may also solicit proxies by mail, telephone, electronic transmission, including email, or in person. Following the original mailing of the Notice of Internet Availability of Proxy Materials and paper copies of the proxies and other proxy soliciting materials, we will request that brokers, custodians, nominees and other record holders of our shares forward copies of the proxy and other proxy soliciting materials to persons for whom they hold shares and request authority for the exercise of proxies. In such cases, we will reimburse the record holders for their reasonable expenses if they ask us to do so.

Revocability of Proxies

A stockholder may revoke any proxy that is not irrevocable by attending the Meeting and voting in person or by delivering a proxy in accordance with applicable law bearing a later date to the Secretary of the Company.

Internet and Telephone Voting

If you hold shares of record as a registered stockholder, you can simplify your voting process and save the Company expense by voting your shares by telephone at 1-800-652-VOTE (8683) or on the Internet at *www.envisionreports.com/vrsn* twenty-four hours a day, seven days a week. Telephone and Internet voting are available through 1:00 a.m. Central Time the day of the Meeting. More information regarding Internet voting is given on the Notice of Internet Availability of Proxy Materials. If you hold shares through a bank or brokerage firm, the bank or brokerage firm will provide you with separate instructions on a form you will receive from them. Many such firms make telephone or Internet voting available, but the specific processes available will depend on those firms' individual arrangements.

Householding

Verisign has adopted a procedure called "householding," which has been approved by the Securities and Exchange Commission (the "SEC"). Under this procedure, Verisign is delivering only one copy of the Notice of Internet Availability of Proxy Materials or paper copies of the Annual Report and Proxy Statement, as the case may be, to multiple stockholders who share the same address and have the same last name, unless Verisign has received contrary instructions from an affected stockholder. This procedure reduces Verisign's printing costs, mailing costs and fees. Stockholders who participate in householding will continue to receive separate voter control numbers or proxy cards, in accordance with their preferred method of delivery.

Verisign will deliver promptly upon written or oral request a separate copy of the Notice of Internet Availability of Proxy Materials or Annual Report and the Proxy Statement to any stockholder at a shared address to which a single copy of any of those documents was delivered. To receive a separate copy of any of these documents, you may write or call Verisign's Investor Relations Department at VeriSign, Inc., 12061 Bluemont Way, Reston, Virginia 20190, Attention: Investor Relations, telephone 1-800-922-4917 (U.S.) or 1-703-948-3447 (international), or via email at ir@verisign.com. You may also access Verisign's Annual Report and Proxy Statement on the Investor Relations section of Verisign's website at *http://investor.verisign.com*.

If you are a holder of record and would like to revoke your householding consent and receive a separate copy of the Notice of Internet Availability of Proxy Materials, Annual Report or Proxy Statement in the future, please contact Computershare Shareowner Services, either by calling toll free at 1-877-255-1918 or by writing to Computershare Shareowner Services, P.O. Box 43006, Providence, RI 02940-3006. You will be removed from the householding program within thirty days of receipt of the revocation of your consent.

Any stockholders of record who share the same address and currently receive multiple copies of Verisign's Notice of Internet Availability of Proxy Materials, Annual Report or Proxy Statement who wish to receive only one copy of these materials per household in the future, please contact Verisign's Investor Relations Department at the email address, physical address or telephone number listed above to participate in the householding program.

A number of brokerage firms have instituted householding. If your shares are held in "street name," please contact your bank, broker or other holder of record to request information about householding.

PROPOSAL NO. 1
ELECTION OF DIRECTORS

Our Bylaws authorize eleven directors or such number of directors determined from time to time by a resolution of the Board; there are currently seven directors, as determined by a written resolution of the Board. The terms of the current directors, who are identified below, expire upon the election and qualification of the directors to be elected at the Meeting. The Board has nominated each of the seven current directors for re-election at the Meeting to serve until the 2014 Annual Meeting of Stockholders and until their respective successors have been elected and qualified. There are currently no vacancies on the Board. Proxies cannot be voted for more than seven persons, which is the number of nominees.

Unless otherwise directed, the persons named in the proxy intend to vote all proxies **FOR** the re-election of the nominees, as listed below, each of whom has consented to serve as a director if elected. If, at the time of the Meeting, any of the nominees is unable or declines to serve as a director, the discretionary authority provided in the enclosed proxy will be exercised to vote for a substitute candidate designated by the Board, unless the Board chooses to reduce its own size. The Board has no reason to believe any of the nominees will be unable or will decline to serve if elected.

Nominees/Directors

Set forth below is certain information relating to our directors, including details on each director/nominee's specific experience, qualifications, attributes or skills that led the Board to conclude that the person should serve as a director of the Company.

Name	Age	Position
Nominees for election as directors for a term expiring in 2014:		
D. James Bidzos	58	Chairman of the Board, Executive Chairman, President and Chief Executive Officer
William L. Chenevich(1)(2)	69	Lead Independent Director
Kathleen A. Cote(1)(2)	64	Director
Roger H. Moore(1)(2)	71	Director
John D. Roach(1)(3)	69	Director
Louis A. Simpson(2)(3)	76	Director
Timothy Tomlinson(2)(3)	63	Director

(1) Member of the Audit Committee.
(2) Member of the Corporate Governance and Nominating Committee.
(3) Member of the Compensation Committee.

D. James Bidzos has served as Executive Chairman since August 2009 and President and Chief Executive Officer since August 2011. He served as Executive Chairman and Chief Executive Officer on an interim basis from June 2008 to August 2009 and served as President from June 2008 to January 2009. He served as Chairman of the Board since August 2007 and from April 1995 to December 2001. He served as Vice Chairman of the Board from December 2001 to August 2007. Mr. Bidzos served as a director of VeriSign Japan K.K. ("VeriSign Japan") from March 2008 to August 2010 and served as Representative Director of VeriSign Japan from March 2008 to September 2008. Mr. Bidzos served as Vice Chairman of RSA Security Inc., an Internet identity and access management solution provider, from March 1999 to May 2002, and Executive Vice President from July 1996 to February 1999. Prior thereto, he served as President and Chief Executive Officer of RSA Data Security, Inc. from 1986 to February 1999.

Mr. Bidzos is a business executive with significant expertise in the technology that is central to the Company's businesses. Mr. Bidzos is an Internet and security industry pioneer who understands the strategic technology trends in markets that are important to the Company. Mr. Bidzos was a founder of the Company and has been either Chairman or Vice Chairman of the Company's Board of Directors since the Company's founding in April 1995, providing him with valuable insight and institutional knowledge of the Company's history and development. Mr. Bidzos has prior experience on our Compensation Committee and our Corporate Governance and Nominating Committee and as a member of several other public-company boards. Mr. Bidzos's years of board-level experience contribute important knowledge and insight to the Board. Additionally, Mr. Bidzos's executive-level experience includes many years as a Chief Executive Officer, providing him with a perspective that the Board values. Mr. Bidzos also has international business experience from his service as a director of VeriSign Japan.

William L. Chenevich has served as Lead Independent Director since February 2009 and as a director since the Company's founding in April 1995. Mr. Chenevich served as Vice Chairman of Technology and Operations for U.S. Bancorp, a financial holding company, from February 2001 to July 2010. He served as Vice Chairman of Technology and Operations Services of Firstar Corporation, a financial services company, from 1999 until its merger with U.S. Bancorp in February 2001. Prior thereto, he was Group Executive Vice President of VISA International, a financial services company, from 1994 to 1999. Mr. Chenevich holds a B.B.A. degree in Business from the City College of New York and an M.B.A. degree in Management from the City University of New York.

Mr. Chenevich is a business executive with significant expertise in technology and operations developed over more than twenty years in the financial services industry. Mr. Chenevich's expertise in technology and operations is directly relevant to the products and services of the Company's businesses. Mr. Chenevich's experience in the financial services industry is also relevant as that industry is an important target industry for the Company's products and services. Mr. Chenevich's service on several other boards of directors over his career, and his service on our Board since the Company's founding, have provided him with significant board-level experience, as well as valuable insight and institutional knowledge of the Company's history and development. Mr. Chenevich's financial and accounting skills qualify him as an audit committee financial expert. His experience on our Audit Committee and the audit committee of another company are also valuable to the Company. In addition, Mr. Chenevich has significant executive-level experience as a management committee member at leading financial institutions for more than twenty years, including experience in mergers and acquisitions transactions. Mr. Chenevich also has significant international business experience from his time as Group Executive Vice President of VISA International.

Kathleen A. Cote has served as a director since February 2008. From May 2001 to June 2003, Ms. Cote served as Chief Executive Officer of Worldport Communications Company, a provider of Internet managed services. From September 1998 to May 2001, she served as Founder and President of Seagrass Partners, a consulting firm specializing in providing strategic planning, business, operational and management support for startup and mid-sized technology companies. Prior thereto, she served as President and Chief Executive Officer of Computervision Corporation, a supplier of desktop and enterprise, client server and web-based product development and data management software and services. During the past five years, Ms. Cote has held directorships at Asure Software Corporation, GT Advanced Technologies Inc., 3Com Corporation and Western Digital Corporation. Ms. Cote holds an Honorary Doctorate from the University of Massachusetts, an M.B.A. degree from Babson College, and a B.A. degree from the University of Massachusetts, Amherst.

Ms. Cote is a business executive with significant expertise overseeing global companies in technology and operations in the areas of systems integration, networks, hardware and software, including web-based applications and Internet services. Ms. Cote's expertise in technology and operations is directly relevant to the Company's businesses. Ms. Cote's expertise as a business executive also includes sales and marketing, product development, strategic planning and international experience, which contributes important expertise to the Board in those areas of business administration. Ms. Cote's financial and accounting skills qualify her as an audit committee financial expert. In addition to Ms. Cote's tenure as a director of the Company, Ms. Cote has served on several other boards of directors, including service on the audit and corporate governance committees of those boards, providing her with valuable board-level experience. Ms. Cote's executive-level experience includes experience as a Chief Executive Officer, providing her with a perspective that the Board values.

Roger H. Moore has served as a director since February 2002. From December 2007 to May 2009, he served as a consultant assisting Verisign in the divestiture of its Communications Services business. From June 2007 through November 2007, Mr. Moore served as interim Chief Executive Officer of Arbinet Corporation, a provider of online trading services. He was President and Chief Executive Officer of Illuminet Holdings, Inc. from December 1995 until December 2001 when Verisign acquired Illuminet Holdings. Prior to Illuminet Holdings, Mr. Moore spent ten years with Nortel Networks in a variety of senior management positions including President of Nortel Japan. During the past five years, Mr. Moore has held directorships at Western Digital Corporation and Consolidated Communications Holdings, Inc. Mr. Moore holds a B.S. degree in General Science from Virginia Polytechnic Institute and State University.

Mr. Moore is a business executive with significant expertise in general management, sales, technology and strategic planning in the telecommunications industry. Mr. Moore's expertise contributes operational knowledge of important inputs to the Company's businesses and provides valuable experience in areas of business administration. Mr. Moore also has significant experience, both as a senior executive and as a board member, in joint venture and mergers and acquisition transactions, which is experience that is valuable to the Board. Mr. Moore's financial and accounting skills qualify him as an audit committee financial expert. Mr. Moore also serves on several other boards of directors, including service on the audit, compensation and corporate governance committees of certain of those boards, providing him with valuable board-level experience. In addition to the several years of business management experience mentioned above, Mr. Moore has international business experience from his time as President of Nortel Japan and as President of AT&T Canada.

John D. Roach has served as a director since July 2007. Mr. Roach has served as Chairman of the Board of Directors and Chief Executive Officer of Stonegate International, a private investment and advisory services company, since September 2001. From November 2002 to January 2006, he served as Executive Chairman of Unidare U.S., a subsidiary of Unidare plc, a public Irish financial holding company and supplier of products to the welding, safety and industrial markets. From 1998 to 2001, he served as Founder and Chairman, President and Chief Executive Officer of Builders FirstSource, Inc., a distributor of building products. Prior to that, he was Chairman, President and Chief Executive Officer of Fibreboard Corporation, a building products company, from July 1991 to July 1997 when it was acquired by Owens Corning. Mr. Roach also held various executive level roles at Johns Manville Corp. from 1987 to 1991, including serving as its Chief Financial Officer and President of two of its affiliated entities. During the past five years, Mr. Roach has held directorships at Kaiser Aluminum Corporation, Material Sciences Corporation, PMI Group, Inc. and URS Corporation. Mr. Roach holds a B.S. degree in Industrial Management from M.I.T. and an M.B.A. degree from Stanford University.

Mr. Roach is a business executive with significant expertise in private investment and seventeen years of strategy consulting experience, including serving in senior officer roles at The Boston Consulting Group, Booz Allen Hamilton Inc. and Braxton International. Mr. Roach's expertise contributes business operational knowledge and strategic planning skills, along with knowledge important to mergers and acquisitions activity. Mr. Roach's financial and accounting skills qualify him as an audit committee financial expert. Throughout his career, Mr. Roach has served on ten other public corporation boards of directors, providing him with valuable board-level experience. His experience on our Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee, and the audit committees, compensation committees and corporate governance and nominating committees of several other companies, is also valuable to the Company. Mr. Roach has years of executive experience as a Chief Executive Officer at several other companies, two of which were publicly-traded, and as a Chief Financial Officer. Mr. Roach has international experience as the former Managing Director of the Worldwide Strategy Practice for Booz Allen Hamilton and was responsible for managing all of Johns Manville Corp.'s European business activities.

Louis A. Simpson has served as a director since May 2005. Mr. Simpson is Chairman of SQ Advisors, LLC, an investment firm. From May 1993 to December 2010, he served as President and Chief Executive Officer, Capital Operations, of GEICO Corporation, a passenger auto insurer. Mr. Simpson previously served as Vice Chairman of the Board of GEICO from 1985 to 1993. During the past five years, Mr. Simpson has held directorships at Science Applications International Corporation and Chesapeake Energy Corporation. Mr. Simpson holds a B.A. degree from Ohio Wesleyan University and an M.A. degree in Economics from Princeton University.

Mr. Simpson is a business executive with significant expertise in insurance, finance and private investment. Mr. Simpson's expertise contributes all around business acumen, skills in strategic planning and finance, along with knowledge important to mergers and acquisitions activity. Throughout his career, Mr. Simpson has served on the board of directors of more than fifteen publicly traded companies, providing him with extensive and valuable board-level experience. Mr. Simpson's board-level experience also includes previous audit committee, finance committee, nominating and corporate governance committee and compensation committee experience on certain of those public-company boards. Mr. Simpson is a recognized expert in corporate governance matters, having lectured and presented numerous times on corporate governance topics at seminars and continuing education courses. As indicated above, Mr. Simpson's career includes executive-level experience as a Chief Executive Officer, providing him with a perspective that the Board values.

Timothy Tomlinson is a practicing corporate lawyer employed as General Counsel of Portola Minerals Company, a producer and seller of limestone products. Mr. Tomlinson was employed as Of Counsel by the law firm Greenberg Traurig, LLP from May 2007 through May 2011. Mr. Tomlinson was the founder and a named partner of Tomlinson Zisko LLP and practiced with this Silicon Valley law firm from 1983 until its acquisition by Greenberg Traurig, LLP in May 2007. He served as managing partner of Tomlinson Zisko LLP for multiple terms. Mr. Tomlinson is a long-tenured member of the Board, having served from the Company's founding in 1995 until 2002, and again since his reappointment in November 2007. Mr. Tomlinson holds a B.A. degree in Economics, a Ph.D. degree in History, an M.B.A. and a J.D. degree from Stanford University.

Mr. Tomlinson has significant expertise in corporate matters including finance and mergers and acquisitions and has represented clients in the technology industry for more than thirty years. Mr. Tomlinson's long-term service on our Board has provided him with valuable insight and institutional knowledge of the Company's history and development. He has extensive experience in corporate governance, both as a lawyer advising clients, and through serving on our Audit, Compensation and Corporate Governance and Nominating Committees, as well as the audit, compensation, and governance committees of other public companies.

Compensation of Directors

This section provides information regarding the compensation policies for non-employee directors and amounts earned and securities awarded to these directors in fiscal 2012. Employee directors are not compensated for their services as a director. D. James Bidzos, a director, is the Company's Executive Chairman, President and Chief Executive Officer. As an employee of the Company, Mr. Bidzos does not participate in the compensation program for non-employee directors, and he is compensated as an executive officer of the Company. Mr. Bidzos' compensation is described in "Executive Compensation" elsewhere in this Proxy Statement.

Non-Employee Director Retainer Fees and Equity Compensation Information

On July 24, 2012, the Compensation Committee met to consider the cash and equity-based compensation to be paid to non-employee directors. The Compensation Committee reviewed competitive market data prepared by Frederic W. Cook & Co. ("FW Cook"), its independent compensation consultant, for the same comparator group used to benchmark executive compensation and certain available information for other boards and reviewed the board compensation practices of these companies. For information about the comparator group, see "Executive Compensation—Compensation Discussion and Analysis." Following this review and consideration of the recommendations made by FW Cook, the Compensation Committee determined that it was in the best interests of Verisign and its stockholders to increase the value of the annual equity award grant to each director from $200,000 in 2011 to $240,000 (made solely in the form of restricted stock units ("RSUs")). New directors are granted an equity award equal to the pro rata amount of such annual equity award, the amount of which is determined based on the date of such new director's appointment or election to the Board.

Directors also receive annual cash retainer fees, which in fiscal 2012 were as follows:

Annual retainer for non-employee directors	$	40,000
Additional annual retainer for Non-Executive Chairman of the Board(1)	$	100,000
Additional annual retainer for Lead Independent Director	$	25,000
Additional annual retainer for Audit Committee members	$	25,000
Additional annual retainer for Compensation Committee members	$	20,000
Additional annual retainer for Corporate Governance and Nominating Committee members	$	10,000
Additional annual retainer for Audit Committee Chairperson	$	15,000
Additional annual retainer for Compensation Committee Chairperson	$	10,000
Additional annual retainer for Corporate Governance and Nominating Committee Chairperson	$	5,000

(1) The position of "Non-Executive Chairman of the Board" was not held during 2012, and as such no annual retainer fees were paid during this period.

Non-employee directors are reimbursed for their expenses in attending meetings.

Non-Employee Director Compensation Table for Fiscal 2012

The following table sets forth a summary of compensation information for our non-employee directors for fiscal 2012. As an executive officer of the Company during fiscal 2012, Mr. Bidzos received no additional compensation for services provided as a director. Information regarding Mr. Bidzos' compensation may be found under "Executive Compensation."

DIRECTOR COMPENSATION FOR FISCAL 2012

Non-Employee Director Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Total ($)
William L. Chenevich	115,000	239,984	354,984
Kathleen A. Cote(3)	80,000	239,984	319,984
Roger H. Moore(4)	46,562 (5)	239,984	286,546
John D. Roach(6)	85,000	239,984	324,984
Louis A. Simpson(7)	80,000	239,984	319,984
Timothy Tomlinson(8)	70,000	239,984	309,984

(1) Amounts shown represent retainer fees earned by each director.
(2) Stock Awards consist solely of RSUs. Amounts shown represent the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 for the applicable awards granted in fiscal 2012. The grant date fair value of each Stock Award granted to each non-employee director on July 24, 2012 was $239,984 (5,744 RSUs at $41.78 per share closing price on the grant date).
(3) As of December 31, 2012, Ms. Cote held outstanding options to purchase 12,430 shares of the Company's common stock.
(4) As of December 31, 2012, Mr. Moore held outstanding options to purchase 19,432 shares of the Company's common stock.
(5) Includes retainer fees paid on a pro-rata basis to Mr. Moore following the Board's determination that Mr. Moore is independent and his appointment to the Audit Committee and Corporate Governance and Nominating Committee on October 24, 2012.
(6) As of December 31, 2012, Mr. Roach held outstanding options to purchase 19,432 shares of the Company's common stock.
(7) As of December 31, 2012, Mr. Simpson held outstanding options to purchase 44,432 shares of the Company's common stock.
(8) As of December 31, 2012, Mr. Tomlinson held outstanding options to purchase 8,884 shares of the Company's common stock.

Stock options are granted at an exercise price not less than 100% of the fair market value of Verisign's common stock on the date of grant and have a term of not greater than seven years from the date of grant. Directors are permitted to exercise vested stock options for up to three years following the termination of their Board service. RSUs granted to non-employee directors in 2012 vested immediately upon grant. The Compensation Committee may authorize grants with different vesting schedules in the future. The vesting of equity awards for all non-employee directors accelerates as to 100% of any unvested equity awards upon certain changes-in-control as set forth in the Amended and Restated VeriSign, Inc. 2006 Equity Incentive Plan (the "2006 Plan") and the 1998 Directors Stock Option Plan, as applicable.

The Board Recommends a Vote "FOR" the Election of Each of the Nominated Directors.

CORPORATE GOVERNANCE

Independence of Directors

As required under The NASDAQ Stock Market's listing standards, a majority of the members of our Board must qualify as "independent," as determined by the Board. The Board consults with our legal counsel to ensure that the Board's determinations are consistent with all relevant securities and other laws and regulations regarding the definition of "independent," including those set forth in pertinent listing standards of The NASDAQ Stock Market.

Consistent with these considerations, after review of all relevant transactions and relationships between each director, or any of his or her family members, and Verisign, our executive officers or our independent registered public accounting firm, the Board affirmatively determined on February 27, 2013 that the majority of our Board is comprised of independent directors. Our independent directors are: Mr. Chenevich, Ms. Cote, Mr. Moore, Mr. Roach, Mr. Simpson, and Mr. Tomlinson. Each director who serves on the Audit Committee, the Compensation Committee or the Corporate Governance and Nominating Committee is an independent director. Mr. Bidzos serves as Executive Chairman, President and Chief Executive Officer.

Board Leadership Structure

The Board regularly considers the appropriate leadership structure for the Company and has concluded that the Company and its shareholders are best served by not having a formal policy on whether the same individual should serve as both Chief Executive Officer and Chairman of the Board. This flexibility allows the Board to utilize its considerable experience and knowledge to elect the most appropriate director as Chairman, while maintaining the ability to separate the Chairman of the Board and Chief Executive Officer roles when necessary. This determination is made according to what the Board believes is best to provide appropriate leadership for the Company at such time. Currently, the Company's seven-member Board is led by Chairman D. James Bidzos. Mr. Bidzos is also an officer of the Company, serving as its Executive Chairman, President and Chief Executive Officer. The Board has appointed William L. Chenevich as Lead Independent Director. The Lead Independent Director presides at all meetings of the Board at which the Chairman of the Board is not present. Six of the seven directors are independent.

The Board has determined that its current leadership represents an appropriate structure for the Company. In particular, this structure capitalizes on the expertise and experience of Messrs. Bidzos and Chenevich due to their long-tenured service to the Board. The structure permits Mr. Bidzos to engage in the operations of the Company in a more in-depth way as Executive Chairman, President and Chief Executive Officer. Lastly, the structure ensures Board independence from management by permitting the Lead Independent Director to call and chair meetings of the independent directors separate and apart from the Chairman of the Board.

Mr. Bidzos was a founder of the Company and its initial Chief Executive Officer, and he has been either Chairman or Vice Chairman of the Company's Board of Directors since the Company's founding in 1995. Mr. Bidzos's current tenure as Chairman of the Board dates to August 2007. Mr. Bidzos was appointed Executive Chairman, President and Chief Executive Officer on an interim basis of Verisign on June 30, 2008. On January 14, 2009, Mr. Bidzos resigned as President on an interim basis, and on August 17, 2009, Mr. Bidzos resigned as Executive Chairman and Chief Executive Officer on an interim basis and was appointed Executive Chairman of Verisign. On August 1, 2011, Mr. Bidzos was appointed President and Chief Executive Officer, following the resignation of Mark McLaughlin. Mr. Chenevich has also been a member of the Board since the Company's founding in 1995 and has been the Lead Independent Director since February 2009.

Board Role in Risk Oversight

The Board's role in the Company's risk oversight process includes receiving regular reports from members of senior management on areas of material risk to the Company, including operational, financial, legal and regulatory, and strategic and reputational risks. The full Board (or the appropriate committee in the case of risks that are under the purview of a particular committee) receives these reports from the appropriate member of senior management responsible for mitigating these risks within the organization to enable it to understand our risk identification, risk management and risk mitigation strategies. When a committee receives a report on risks under its purview, the Chairperson of the relevant committee reports on the discussion to the full Board during the committee reports portion of the next Board meeting. This enables the Board and its committees to coordinate the risk oversight role, particularly with respect to risk interrelationships.

Board and Committee Meetings

The Board met five times and its committees collectively met fourteen times during 2012. During his or her tenure on the Board, in fiscal 2012, no director attended fewer than 75% of the aggregate of (i) the total number of meetings held by the Board and (ii) the total number of meetings held by all committees on which he or she served. As the Lead Independent Director, Mr. Chenevich may schedule and conduct separate meetings of the independent directors and perform other similar duties.

Board Members' Attendance at the Annual Meeting

Although we do not have a formal policy regarding attendance by members of the Board at our annual meeting of stockholders, we encourage directors to attend. One member of the Board attended our 2012 Annual Meeting of Stockholders.

Corporate Governance and Nominating Committee

The Board has established a Corporate Governance and Nominating Committee to recruit, evaluate, and nominate candidates for appointment or election to serve as members of the Board, recommend nominees for committees of the Board, recommend corporate governance principles and periodically review and assess the adequacy of these principles, and review annually the performance of the Board. The Corporate Governance and Nominating Committee is currently composed of Ms. Cote (Chairperson) and Messrs. Chenevich, Moore, Simpson and Tomlinson, each of whom has been determined by the Board to be an "independent director" under the rules of The NASDAQ Stock Market. Mr. Moore was appointed to the Corporate Governance and Nominating Committee on October 24, 2012. The Corporate Governance and Nominating Committee operates pursuant to a written charter. The Corporate Governance and Nominating Committee's charter is located on our website at *https://investor.verisign.com/documents.cfm*. The Corporate Governance and Nominating Committee met four times during fiscal 2012.

In nominating candidates for election to the Board, the Corporate Governance and Nominating Committee considers the performance and qualifications of each potential nominee or candidate, not only for his or her individual strengths but also for his or her potential contribution to the Board as a group. While it has no express policy, in carrying out this responsibility the Corporate Governance and Nominating Committee also considers additional factors, such as diversity of business administration specialty, expertise within industries and markets tangential or complementary to the Company's industry, and business contacts among the various market segments relevant to the Company's sales, human resource and development strategies. Additionally, pursuant to its charter, the Corporate Governance and Nominating Committee evaluates and reviews with the Board the criteria for selecting new directors, including skills and characteristics, in the context of the current composition of the Board and its committees.

The Corporate Governance and Nominating Committee considers candidates for director nominees proposed by directors and stockholders. The Corporate Governance and Nominating Committee may also from time to time retain one or more third-party search firms to identify suitable candidates. The Corporate Governance and Nominating Committee has an agreement in place with an executive search firm to conduct searches for new independent directors for the Board from time to time, at the Corporate Governance and Nominating Committee's request.

The Corporate Governance and Nominating Committee will consider all candidates identified by the directors, chief executive officer, stockholders, or third-party search firms through the processes described above, and will evaluate each of them, including incumbents and candidates nominated by stockholders, based on the same criteria.

If you would like the Corporate Governance and Nominating Committee to consider a prospective candidate, in accordance with our Bylaws, please submit the candidate's name and qualifications to: Richard H. Goshorn, Secretary, VeriSign, Inc., 12061 Bluemont Way, Reston, Virginia 20190.

Audit Committee

The Board has established an Audit Committee that oversees the accounting and financial reporting processes at the Company, internal control over financial reporting, audits of the Company's financial statements, the qualifications of the Company's independent registered public accounting firm, and the performance of the Company's internal audit department and the independent registered public accounting firm. The independent registered public accounting firm reports directly to the Audit Committee, and the Audit Committee is responsible for the appointment (subject to stockholder ratification), compensation and retention of the independent registered public accounting firm. The Audit Committee also oversees the Company's processes to manage business and financial risk, and compliance with significant applicable legal and regulatory requirements, and oversees the Company's ethics and compliance programs. The Audit Committee is currently composed of Messrs. Chenevich (Chairperson), Moore and Roach and Ms. Cote. Each member of the Audit Committee meets the independence criteria of The NASDAQ Stock Market and the SEC. Each Audit Committee member meets The NASDAQ Stock Market's financial knowledge requirements, and the Board has determined that the Audit Committee has at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities as required by Rule 5605(c)(2) of The NASDAQ Stock Market. The Audit Committee operates pursuant to a written charter, which complies with the applicable provisions of the Sarbanes-Oxley Act of 2002 and related rules of the SEC and The NASDAQ Stock Market. The Audit Committee's charter is located on our website at *https://investor.verisign.com/documents.cfm*. The Audit Committee met five times during fiscal 2012.

Audit Committee Financial Expert

Our Board has determined that William L. Chenevich, Kathleen A. Cote, Roger H. Moore and John D. Roach are "audit committee financial experts" as such term is defined in Item 407(d)(5) of Regulation S-K of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Messrs. Chenevich, Moore and Roach and Ms. Cote meet the independence requirements for audit committee members as defined in the applicable listing standards of The NASDAQ Stock Market.

Report of the Audit Committee

The information contained in this report shall not be deemed to be "soliciting material" or "filed" with the Securities and Exchange Commission ("SEC") or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") except to the extent that Verisign specifically incorporates it by reference into a document filed under the Securities Act of 1933, as amended (the "Securities Act") or the Exchange Act.

The Audit Committee is composed of four directors who meet the independence and experience requirements of The NASDAQ Stock Market Rules. The Audit Committee operates under a written charter adopted by the board of directors (the "Board") of VeriSign, Inc. ("Verisign"). The members of the Audit Committee are Messrs. Chenevich (Chairperson), Moore and Roach, and Ms. Cote. Mr. Moore was appointed to the Audit Committee on October 24, 2012. The Audit Committee met five times during fiscal 2012.

Management is responsible for the preparation, presentation and integrity of Verisign's financial statements, accounting and financial reporting principles and internal controls and processes designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting standards and applicable laws and regulations (the "Internal Controls"). The independent registered public accounting firm, KPMG LLP ("KPMG"), is responsible for performing an independent audit of Verisign's consolidated financial statements and the effectiveness of the Company's internal control over financial reporting in accordance with standards of the Public Company Accounting Oversight Board (United States) and for issuing reports thereon.

The Audit Committee is responsible for oversight of Verisign's financial, accounting and reporting processes and its compliance with legal and regulatory requirements. The Audit Committee is also responsible for the appointment, compensation and oversight of Verisign's independent registered public accounting firm, including (i) evaluating the independent registered public accounting firm's qualifications and performance, (ii) reviewing and confirming the independent registered public accounting firm's independence, (iii) reviewing and approving the planned scope of the annual audit, (iv) overseeing the audit work of the independent registered public accounting firm, (v) reviewing and pre-approving any non-audit services that may be performed by the independent registered public accounting firm, (vi) reviewing with management and the independent registered public accounting firm the adequacy of Verisign's Internal Controls, and (vii) reviewing Verisign's critical accounting policies, the application of accounting principles and conduct of the audit, including the oversight of the resolution of any issues identified by the independent registered public accounting firm.

We have adopted a policy regarding rotation of the audit partners (as defined under SEC rules) responsible for the audit of Verisign's financial statements. The independent registered public accounting firm shall not provide audit services to Verisign if the lead or coordinating audit partner (having primary responsibility for the audit) or the audit partner responsible for reviewing the audit has performed audit services for Verisign in each of the five previous fiscal years.

During fiscal 2012, the Audit Committee met privately with KPMG to discuss the results of the audit, evaluations by the independent registered public accounting firm of Verisign's Internal Controls and quality of Verisign's financial reporting.

The Audit Committee has reviewed and discussed the audited consolidated financial statements contained in Verisign's Annual Report on Form 10-K for the year ended December 31, 2012 with management. This review included a discussion of the accounting principles, reasonableness of significant judgments, and clarity of disclosures in the consolidated financial statements. Management represented to the Audit Committee that Verisign's consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and the Audit Committee has reviewed and discussed the consolidated financial statements with management and KPMG.

The Audit Committee has discussed with KPMG the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T. In addition, the Audit Committee has received from KPMG the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the firm's communications with the Audit Committee concerning independence, and the Audit Committee has discussed the firm's independence with the firm.

Based upon the review and discussions referred to above, the Audit Committee recommended to the Board that the audited consolidated financial statements be included in Verisign's Annual Report on Form 10-K for the year ended December 31, 2012, for filing with the SEC.

This report is submitted by the Audit Committee

William L. Chenevich (Chairperson) — Kathleen A. Cote

Roger H. Moore — John D. Roach

Compensation Committee

The Board has established a Compensation Committee to discharge the Board's responsibilities with respect to all forms of compensation of the Company's directors and executive officers, to administer the Company's equity incentive plans, and to produce an annual report on executive compensation for use in the Company's proxy statement. The Compensation Committee is also responsible for approving and evaluating executive officer compensation arrangements, plans, policies and programs of the Company. The Compensation Committee operates pursuant to a written charter. The Compensation Committee's charter is located on our website at *https://investor.verisign.com/documents.cfm*. The Compensation Committee is currently composed of Messrs. Simpson (Chairperson), Roach and Tomlinson, each of whom is an "independent director" under the rules of The NASDAQ Stock Market, a "non-employee director" pursuant to Rule 16b-3 promulgated under Section 16 of the Exchange Act and an "outside director" pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). The Compensation Committee met five times during fiscal 2012. For further information regarding the role of compensation consultants and management in setting executive compensation, see "Executive Compensation—Compensation Discussion and Analysis."

Communicating with the Board

Any stockholder who desires to contact the Board may do so electronically by sending an e-mail to the following address: bod@verisign.com. Alternatively, a stockholder may contact the Board by writing to: Board of Directors, VeriSign, Inc., 12061 Bluemont Way, Reston, Virginia 20190, Attention: Secretary. Communications received electronically or in writing are distributed to the Chairman of the Board or other members of the Board, as appropriate, depending on the facts and circumstances outlined in the communication received.

Legal Proceedings

On March 5, 2012, a complaint entitled *Warhanek v. Bidzos, et al.* was filed in the United States District Court for the District of Delaware. The complaint asserts derivative claims on behalf of Verisign against current directors D. James Bidzos, William L. Chenevich, Roger H. Moore, Kathleen A. Cote, John D. Roach, Louis A. Simpson, Timothy Tomlinson and a former director, President and Chief Executive Officer Mark D. McLaughlin (the "Director Defendants"). The complaint also asserts one derivative claim against officers and certain former officers Richard H. Goshorn, Christine C. Brennan, and Kevin A. Werner (the "Executive Defendants," and together with the Director Defendants and nominal defendant Verisign, the "Defendants").

The complaint alleges that the Director Defendants fraudulently obtained shareholder approval of certain incentive-based compensation plans by misrepresenting the tax deductibility of certain compensation paid to Verisign's executive officers, including the Executive Defendants. Verisign adopted and obtained shareholder approval of several incentive-based compensation plans, including a 2010 Annual Incentive Compensation Plan ("AICP"), and an Amended and Restated VeriSign, Inc. 2006 Equity Incentive Plan ("2006 Plan") and these plans were submitted to shareholders for approval in the 2010 and 2011 Proxy Statements (the "Prior Proxy Statements"), respectively. The complaint alleges that the Prior Proxy Statements falsely disclosed, or failed to adequately disclose, the material terms under which performance-based compensation would be paid under the AICP and the 2006 Plan. The complaint further alleges that the Prior Proxy Statements falsely represented that certain compensation paid to certain employees in excess of $1 million would be tax deductible.

The complaint asserts derivative claims against the Director Defendants for (1) violations of Section 14(a) of the Exchange Act for making false statements in and omitting material facts from the Prior Proxy Statements; (2) breach of fiduciary duty; and (3) waste of corporate assets. The complaint asserts an additional derivative claim against the Director Defendants and Executive Defendants for unjust enrichment based on compensation payments they received under the AICP or the 2006 Plan, as disclosed in the Prior Proxy Statements. No demand was made on the Board to institute this action, and the complaint alleges that any such demand would be futile because each director is either interested or lacks independence with respect to the challenges to the AICP and 2006 Plan. The relief sought by the complaint includes, among other things, an order nullifying the shareholder approval of the AICP and the 2006 Plan, an injunction requiring correction of the alleged misrepresentations in the Company's Prior Proxy Statements, and an order requiring equitable accounting, with disgorgement, in favor of the Company for the purported losses it has and will sustain. On May 25, 2012, the defendants filed motions to dismiss this action in its entirety. Oral arguments on the motions to dismiss took place on November 16, 2012 and the matter is now under advisement with the court.

On January 16, 2013, a complaint entitled *Glaser v. VeriSign, Inc. et al.* was filed in the United Stated District Court for the Eastern District of Virginia (Alexandria Division). The complaint asserts claims against the Company, D. James Bidzos and George E. Kilguss, III for alleged violations of Sections 10(b) and 20(a) of the 1934 Exchange Act and Rule 10b-5. The complaint alleges that the defendants made false and misleading statements primarily about the prospects for renewal of the *.com* registry agreement and with respect to revenue guidance.

The plaintiff seeks to certify a class consisting of those who purchased Verisign common stock between June 25, 2012 and October 25, 2012. The complaint seeks money damages with interest, costs and expenses of litigation including attorney fees, and equitable/injunctive or other and further relief as may be just and proper.

On February 15, 2013, the defendants filed a motion to dismiss the complaint. On March 8, 2013, the court granted plaintiff's motion to stay a response to defendants' motion to dismiss until after the appointment of lead plaintiff and lead counsel, which is expected to occur on or after April 12, 2013.

Code of Ethics

We have adopted a code of ethics that applies to our principal executive officer, principal financial officer and other senior accounting officers. This code of ethics, titled "Code of Ethics for the Chief Executive Officer and Senior Financial Officers," is posted on our website along with the "Verisign Code of Conduct" that applies to all officers and employees, including the aforementioned officers. The Internet address for our website is *www.verisigninc.com*, and the "Code of Ethics for the Chief Executive Officer and Senior Financial Officers" may be found from our main Web page by clicking first on "company info," next on "investor information," next on "Corporate Governance," next on "Ethics and Business Conduct," and finally on "Code of Ethics for the Chief Executive Officer and Senior Financial Officers." The "Verisign Code of Conduct" applicable to all officers and employees can similarly be found on the Web page for "Ethics and Business Conduct" under the link entitled "Verisign Code of Conduct—2012."

We intend to satisfy any disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of the "Code of Ethics for the Chief Executive Officer and Senior Financial Officers" or, to the extent also applicable to the principal executive officer, principal financial officer, or other senior accounting officers, the "Verisign Code of Conduct—2012" by posting such information on our website, on the Web page found by clicking through to "Ethics and Business Conduct" as specified above.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of February 28, 2013, except as otherwise indicated, by:

- each current stockholder who is known to own beneficially more than 5% of our common stock;
- each current director;
- each of the Named Executive Officers (see "Executive Compensation—Summary Compensation Table" elsewhere in this Proxy Statement); and
- all current directors and executive officers as a group.

The percentage ownership is based on 152,545,791 shares of common stock outstanding at February 28, 2013. Shares of common stock that are (i) covered by RSUs vesting or (ii) subject to options currently exercisable or exercisable, each within 60 days of February 28, 2013, are deemed outstanding for the purpose of computing the percentage ownership of the person holding such options but are not deemed outstanding for computing the percentage ownership of any other person. Unless otherwise indicated in the footnotes following the table, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

BENEFICIAL OWNERSHIP TABLE

	Shares Beneficially Owned	
Name and Address of Beneficial Owner	**Number(1)**	**Percent(1)**
Greater Than 5% Stockholders		
Lone Pine Capital LLC(2) Two Greenwich Plaza Greenwich, CT 06830	14,747,890	9.67%
BlackRock, Inc.(3) 40 East 52nd Street New York, New York 10022	14,580,203	9.56%
Macquarie Group Limited(4) No. 1 Martin Place Sydney, New South Wales Australia	11,210,369	7.35%
The Vanguard Group, Inc.(5) 100 Vanguard Boulevard Malvern, Pennsylvania 19355	9,294,112	6.09%
Directors and Named Executive Officers		
D. James Bidzos	395,625	*
William L. Chenevich	16,211	*
Kathleen A. Cote(6)	29,055	*
Roger H. Moore(7)	35,510	*
John D. Roach(8)	30,381	*
Louis A. Simpson(9)	193,838	*
Timothy Tomlinson(10)	17,088	*
George E. Kilguss	3,240	*
Richard H. Goshorn(11)	87,162	*
Patrick S. Kane(12)	71,317	*
John D. Calys	6,416	*
All current directors and executive officers as a group (10 persons)(13)	885,843	*

* Less than 1% of Verisign's outstanding common stock.

(1) The percentages are calculated using 152,545,791 outstanding shares of the Company's common stock on February 28, 2013 as adjusted pursuant to Rule 13d-3(d)(1)(i). Pursuant to Rule 13d-3(d)(1) of the Exchange Act, beneficial ownership information for each person also includes shares subject to options exercisable, or RSUs vesting, within 60 days of February 28, 2013, as applicable.

(2) Based on Schedule 13G/A filed on February 14, 2013 with the SEC by Lone Pine Capital LLC, with respect to beneficial ownership of 14,747,890 shares. Lone Pine Capital has shared voting power over 14,747,890 of these shares and shared dispositive power over 14,747,890 of these shares.

(3) Based on Schedule 13G/A filed on January 31, 2013 with the SEC by BlackRock, Inc., with respect to beneficial ownership of 14,580,203 shares. BlackRock, Inc. has sole voting power over 14,580,203 of these shares and sole dispositive power over 14,580,203 of these shares.

(4) Based on Schedule 13G/A filed on February 14, 2013 with the SEC by Macquarie Group Limited, a holding company, and its subsidiaries Macquarie Bank Limited, Macquarie Investment Management Limited, Delaware Management Holdings Inc and Delaware Management Business Trust, with respect to beneficial ownership of 11,210,369 shares. Macquarie Group Limited has sole voting power over 11,210,369 of these shares and sole dispositive power over of 11,210,369 of these shares.

(5) Based on Schedule 13G/A filed on February 11, 2013 with the SEC by The Vanguard Group, Inc. with respect to beneficial ownership of 9,294,112 shares. Vanguard has sole voting power over 272,786 of these shares, sole dispositive power over 9,029,447 of these shares and shared dispositive power over 264,665 of these shares.

(6) Includes 12,430 shares subject to options held directly by Ms. Cote.

(7) Includes 19,432 shares subject to options held directly by Mr. Moore.

(8) Includes 19,432 shares subject to options held directly by Mr. Roach.

(9) Includes 44,432 shares subject to options held directly by Mr. Simpson.

(10) Includes 8,204 shares held indirectly by the Tomlinson Family Trust, under which Mr. Tomlinson and his spouse are co-trustees. Includes 8,884 shares subject to options held directly by Mr. Tomlinson.

(11) Includes 35,375 shares subject to options held directly by Mr. Goshorn.

(12) Includes 40,360 shares subject to options held directly by Mr. Kane.

(13) Includes the shares described in footnotes (6)-(12).

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors and officers, and persons who own more than 10% of Verisign's common stock to file initial reports of ownership and reports of changes in ownership with the SEC and The NASDAQ Stock Market. These persons are required by SEC regulations to furnish us with copies of all Section 16(a) forms that they file. We file Section 16(a) reports on behalf of our directors and executive officers to report their initial and subsequent changes in beneficial ownership of our common stock.

Based solely on a review of the reports we filed on behalf of our directors and executive officers, or written representations from reporting persons that all reportable transactions were reported, the Company believes that all Section 16(a) filing requirements applicable to our directors and executive officers were complied with for fiscal 2012.

PROPOSAL NO. 2
TO APPROVE, ON AN ADVISORY BASIS, VERISIGN'S EXECUTIVE COMPENSATION

In accordance with Section 951 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") as codified under Schedule 14A of the Exchange Act and the corresponding SEC rules, Verisign is seeking an advisory stockholder vote with respect to compensation awarded to our Named Executive Officers for 2012 as disclosed in the Compensation Discussion and Analysis section and accompanying compensation tables contained in this Proxy Statement. Pursuant to the Dodd-Frank Act, the stockholder vote on executive compensation is advisory only, and the result of the vote is not binding upon the Company or its Board. Although the resolution is non-binding, the Board and the Compensation Committee will consider the outcome of the advisory vote on executive compensation when making future compensation decisions. On May 26, 2011, the majority of the Company's stockholders voted in favor of an annual non-binding stockholder advisory vote on executive compensation and, in consideration of the outcome of the frequency vote, the Board determined to hold such advisory vote each year. Following the Meeting, the next such non-binding advisory vote to approve Verisign's executive compensation is scheduled to occur at the 2014 Annual Meeting of Stockholders.

Verisign's executive compensation program and compensation paid to the Named Executive Officers are described elsewhere in this Proxy Statement. The Compensation Committee oversees the program and compensation awarded, adopting changes to the program and awarding compensation as appropriate to reflect the Company's circumstances and to promote the main objectives of the program: to provide competitive overall pay relative to peers, taking into account company and individual performance, to effectively tie pay to performance, and to align the Named Executive Officers' interests with stockholders.

This proposal allows our stockholders to express their opinions regarding the decisions of the Compensation Committee on the prior fiscal year's annual compensation to the Named Executive Officers. You may vote *for* or *against* the following resolution, or you may abstain. This vote is advisory and non-binding.

Resolved, that the stockholders approve the compensation of VeriSign, Inc.'s Named Executive Officers, as disclosed under Securities and Exchange Commission rules, including the Compensation Discussion and Analysis section, the compensation tables and related material included in this Proxy Statement.

The Board Recommends a Vote "FOR" the foregoing resolution.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis ("CD&A") provides comprehensive information about our executive compensation program for our fiscal 2012 Named Executive Officers ("NEOs"), who are listed below, and provides context for the decisions underlying the compensation reported in the executive compensation tables in the Proxy Statement. Our NEOs are:

- D. James Bidzos, Executive Chairman, President and Chief Executive Officer (throughout the CD&A the person occupying the position of President and Chief Executive Officer will be referred to from time to time as the "CEO");
- George E. Kilguss, III, Senior Vice President and Chief Financial Officer ("CFO");
- Richard H. Goshorn, Senior Vice President, General Counsel and Secretary;
- Patrick S. Kane, Senior Vice President, Naming and Directory Services; and
- John D. Calys, Vice President, Interim Chief Financial Officer and Controller.

In the sections below, we will describe the material elements of our executive compensation program for 2012, including how we set compensation and tie pay to performance, and our executive compensation governance practices. Our executive compensation program encompasses our NEOs and other senior vice presidents. We refer to our NEOs and other senior vice presidents, who are not NEOs, collectively as our "senior officers."

Executive Summary

In fiscal 2012, Verisign continued to meet its long term objective of profitable growth while maintaining and protecting the critical internet Infrastructure we operate. From a financial perspective, we generated 13% revenue growth and a record $457 million of operating income. During the year we also renewed our .com agreement for another 6 year term and filed numerous patent applications to help us not only protect our existing operations but also to support innovation and strategic opportunities. We also continued our focus on our customers by providing another year of continuous system availability, and on our shareholders by returning excess capital through share buy backs.

2012 Company Performance Highlights: The table below illustrates the results of our core operations in 2012:

Key Financial Measure	Result		2012 vs. 2011 Performance
Revenues	$	873.6 million	13% increase
Operating Income	$	457.3 million	39% increase
Cash Flows from Operating Activities	$	537.6 million	60% increase

In addition to achieving positive financial results, we also accomplished the following key strategic business objectives:

Action	Result
Renewed agreement to serve as authoritative registry operator for .com registry	Renewal preserved certain key terms of the agreement including a term of 6 years
Returned $315 million to shareholders through share repurchases	Repurchased 7.7 million shares of our common stock

2012 Executive Compensation Program Highlights: In 2012, we continued to focus on aligning pay and performance and enhancing our executive compensation governance practices. The following table provides highlights of our 2012 compensation program and changes we made in 2012:

Item	Action or Change	Rationale
Annual base salary increases	We provided base salary increases equal to 2.1% of the aggregate of NEO salaries (excluding the CFO who was not with the Company at the time increases were implemented and the CEO) to the following NEOs: 1) our Senior Vice President, General Counsel and Secretary from $400,000 to $408,000; 2) our Senior Vice President, Naming and Directory Services from $310,000 to $325,500, and 3) our Vice President, Interim Chief Financial Officer and Controller from $250,000 to $262,500.	Base salary increases in line with that of our peer group.
Annual incentive bonus	Funded bonus pool at 79.14% of target.	Financial results were below target and the Company did not meet all of its strategic goals.
Long-term incentive compensation	Granted equity awards comprised solely of 50% time-vesting Restricted Stock Units ("RSUs") and 50% performance-based RSUs.	To provide immediate retentive value, link increases in value to increases in stockholder value, and tie long-term incentive compensation to Company performance.
Stock retention policy	Amended policy to include ownership guidelines as a multiple of base salary level. The new ownership guidelines are: • 6x base salary for CEO; • 3x annual retainer for Directors; and, • 2x base salary for SVP level and above.	To ensure alignment of our CEO's and Senior Vice Presidents' interests with interests of stockholders.
Peer group	Conducted annual review of companies to be included in our peer group. Methodology remained consistent to previous year in which we included companies in our Global Industry Classification ("GIC") Industry Group Software & Services that are within 1/3 to 3x our annual revenue and market capitalization.	To ensure our peer group reflects competitive market for talent and companies similar to us in industry, size and complexity.

Results of Shareholder Advisory Votes on Executive Compensation: When the Compensation Committee set compensation amounts for 2013, it took into account the results of the stockholder advisory vote on executive compensation that took place in May 2012. Although the vote was advisory and not binding, our stockholders indicated strong approval and support of our executive compensation program for our NEOs as disclosed in the 2012 Proxy Statement (131,878,714 votes were in favor, 50,025 abstained and 1,599,276 voted against, with 8,965,690 broker non-votes). We believe this strong support indicates that the pay-for-performance emphasis in our executive compensation program is appropriately aligned with the interests of our stockholders. Our stockholders also approved our Board's recommendation to hold advisory votes on an annual basis. Accordingly, the next say on pay vote following the 2013 Annual Meeting of Stockholders will be held at the 2014 Annual Meeting of Stockholders.

Compensation Philosophy and Objectives

Verisign's reputation as an industry leader in the secure and reliable operation of critical Internet infrastructure is built on the executive talent we are able to attract and retain. Our executive compensation program is designed to ensure we have the talent we need to maintain our current high performance standards and grow our business for the future. Our philosophy is to provide a mix of compensation that motivates our executives to achieve our short and long-term performance goals, which in turn will create value for our stockholders.

Our executive compensation program is designed with the following objectives in mind:

Objective	Program Design Element
Attract and retain talented executives	• Provide a competitive level of total direct compensation (base salary, bonus and long-term incentive). • Provide a significant amount of executive compensation in the form of RSUs that have retentive value as they vest over a four-year period.
Tie a significant portion of executives' compensation to achievement of the Company's performance objectives	• Program is weighted in favor of annual and long-term incentives. Performance objectives are tied to stockholder value creation and other financial and strategic goals. • Under the annual incentive program, awards based on Company performance are further modified up or down based on individual performance to closely align executives' personal accomplishments with their compensation.
Align the interests of our executives with our stockholders	• Provide annual equity grants that vest over a four-year period and are comprised of 50% time-vesting RSUs and 50% performance-based RSUs. • Require executives to meet stock ownership guidelines and retain their required ownership until six months after termination of employment.

Pay and Performance Relationship: Attracting and retaining the level of executive talent we need to be successful is a key objective of our executive compensation program. However, it is equally important that our executives are motivated and rewarded to achieve objectives that provide long-term benefits to our stockholders. We have designed our executive compensation program so that a significant amount of our NEOs' compensation is performance-based to ensure the actual compensation paid to our executives is appropriately aligned with our Company's performance and stockholders' long-term interests. The charts below illustrate our emphasis on performance-based compensation elements—annual incentive bonus and long-term incentive compensation.


Executive Chairman, President and CEO
Pay Mix at Target
Base Salary 12.5%
Target Bonus 12.5%
LTI Grant Value 75.0%
Performance-Based Compensation = 87.5%


NEOs Excluding CEO
Pay Mix at Target
Base Salary 16.7%
Target Bonus 10.0%
LTI Grant Value 73.3%
Performance-Based Compensation = 83.3%

Note that the graph "NEOs Excluding CEO Pay Mix at Target" excludes Mr. Calys' pay mix. Mr. Calys was Interim CFO through May 13, 2012 and then returned to his regular position as Controller on May 14, 2012. Mr. Kilguss, who was hired on May 14, 2012 as Verisign's CFO is included in the graph which incorporates his new hire equity grant. If he were excluded, the Pay Mix at Target would be 25.7%, 15.4% and 58.9% for Base Salary, Target Bonus and LTI Grant Value, respectively. The amounts change because of Mr. Kilguss's new hire equity grant. A more representative ratio of the pay mix for NEOs excluding the CEO would approximate 21.5% Base / 12.91% Target Bonus / 65.6% LTI, based on a regular annual LTI grant for Mr. Kilguss (excluding the amount of his new hire grant value that was supplemented to offset equity forfeited at his prior employer).

Our Process for Setting Compensation

Role of the Compensation Committee: The Compensation Committee of our Board of Directors (the "Compensation Committee" or "Committee") oversees our compensation and benefit programs and sets the policies that govern compensation of our senior officers, including NEOs, and other employees. As part of its role in determining senior officers' compensation, the Compensation Committee annually:

- Reviews and makes changes as appropriate to the peer group used to benchmark competitive compensation levels for our senior officers;
- Reviews and approves design elements of senior officer compensation for market competitiveness, and alignment with Company performance;
- Sets performance goals for our annual and long-term incentive compensation programs;
- Reviews the Board's assessment of the individual performance of the CEO achieved during the fiscal year and approves any adjustments to the CEO's base salary, and annual incentive and equity awards based on this assessment; and
- Reviews the CEO's assessment of individual performance of each senior officer in conjunction with performance achieved during the fiscal year and approves any adjustments to base salary, and annual incentive and equity awards based on this assessment.

Role of Management: The CEO annually reviews the performance of each senior officer, other than the CEO (whose performance is reviewed by the Board), and makes recommendations to the Committee for base salary adjustments, incentive bonus payouts and equity awards based on this assessment.

Role of External Compensation Consultant: The Compensation Committee has engaged Frederic W. Cook & Co. ("FW Cook") as its independent consultant to assist it in evaluating and analyzing the Company's executive compensation program and principles. FW Cook also reviews compensation design recommendations by the Company's management and provides recommendations to the Compensation Committee for any changes to the CEO's compensation. FW Cook provides the following services to the Compensation Committee:

- Analyzes the NEOs' annual compensation based on comparisons to the Company's peer group, including comparing target and actual total compensation and advises the Compensation Committee on the appropriateness of management's recommendations for any changes to the NEOs' compensation;
- Reviews the Company's peer group annually and provides recommendations for changes as appropriate;
- Advises the Compensation Committee on best practices related to governance and design of executive compensation programs; and
- Reviews the draft CD&A.

At its meeting in December 2012, the Committee reviewed FW Cook's performance and assessed its independence against the six independence factors set forth in the Nasdaq rules. FW Cook provided the Committee with a written statement addressing the six independence factors and presented information which addressed all factors. Upon review of FW Cook's responses, the Committee determined to engage with FW Cook for fiscal year 2013.

FW Cook performs no other services for the Company.

Competitive Market Assessment: Each year, we assess the competitiveness of our NEOs' base salary, annual incentive bonus targets and long-term incentive compensation targets (element by element and in the aggregate) by comparing our program to a peer group of publicly-traded high technology companies that we view as our competitors for executive talent. We examine the compensation data of our peer group and also reference broader publicly-available survey data for high technology companies that are comparable to us in annual revenues.

Although the Compensation Committee carefully considers our peer group and survey data, it does not target a specific compensation percentile within either the Company's peer group or technology companies of our general size when determining total compensation for its NEOs. The Compensation Committee also considers a senior officer's individual performance, future potential, and scope of responsibilities and experience when setting compensation.

Each year, the Compensation Committee reviews the peer group with the assistance of its independent consultant and makes changes as appropriate in order to ensure it continues to appropriately reflect the competitive market for executive talent.

For 2012, our peer group was made up of the following 15 companies:

Akamai Technologies	Equinix	Rackspace Hosting
ANSYS	FactSet Research Systems	Red Hat
Autodesk	Informatica	Rovi
BMC Software	MICROS Systems	Solera Holdings
Citrix Systems	Nuance Communications	TIBCO Software

Following its annual review of the peer group, which took place during its regularly scheduled meeting in October 2012, the Compensation Committee determined to make no changes to the group for 2013. The peer group includes companies in the Global Industry Classification (GIC) Industry Groups of Software and Internet Software and Services only and those generally with revenue and market cap 1/3x to 3x that of Verisign.

The chart below illustrates Verisign's revenue and market capitalization position as compared to its 2012 peer group, reflecting the most recently reported four quarters prior to October 2012.


Verisign Revenue and Market Capitalization
Percentile as Compared to Peer Group
100%
75%
50%
25%
0%
73%
33%
Revenue
Market Cap

Elements of Our Executive Compensation Program

Our executive compensation program is made up of three main elements: base salary, annual incentive bonus and long-term incentive compensation. The chart below shows what we are trying to achieve with each element of compensation, what factors we use to determine actual awards, and how awards are positioned compared to relevant market data.

Element	Objective	Factors Used to Determine Awards	Market Positioning
Base Salary	Provide a guaranteed level of annual income in order to attract and retain our executive talent.	• Job responsibilities • Experience • Individual contributions • Future potential • Effect on other elements of compensation and benefits including target bonus amounts	Peer group and relevant survey at the 50th percentile adjusted for individual factors.
Annual Incentive Bonus	Provide a reward for achieving financial and strategic operational goals.	• Company performance measures • Individual performance	Targeted at peer group and relevant other companies in survey data at the 50th percentile adjusted for individual factors.
Long-Term Incentive Compensation	Provide a reward that incents executives to manage Verisign from the perspective of a stockholder. Also, to retain our executive talent.	• Job responsibilities • Experience • Individual contributions • Future potential • Value of vested and unvested outstanding equity awards • Internal pay equity	Peer group and relevant survey at the 50th percentile adjusted for individual factors.

Base Salary: For 2012, the Compensation Committee reviewed competitive benchmark data provided by FW Cook and recommendations from our CEO regarding each senior officer's individual performance. Based on that review, the Compensation Committee adjusted NEOs' salaries as summarized in the chart below.

Name	Position	2011 Base Salary	2012 Base Salary	Rationale for Adjustment
D. James Bidzos	Executive Chairman, President and CEO	$750,000	$750,000	Mr. Bidzos' salary was increased to $750,000 when he assumed the CEO role in August 2011. He did not receive a salary increase in 2012.
George E. Kilguss, III	Senior Vice President and Chief Financial Officer	n/a	$375,000	Mr. Kilguss' salary was effective with his hire date on May 14, 2012, and was approved by the Committee in accordance with the factors described in this section.
Richard H. Goshorn	Senior Vice President, General Counsel and Secretary	$400,000	$408,000	Mr. Goshorn's base salary was increased in recognition of his performance and contributions in 2011. His base salary aligns with the 50th percentile of the peer group.
Patrick S. Kane	Senior Vice President, Naming and Directory Services	$310,000	$325,500	Mr. Kane received an increase. His salary aligns with the 50th percentile of the peer group.
John D. Calys	Vice President, Interim CFO and Controller	$250,000	$262,500	Mr. Calys' salary was increased. His salary aligns with the 50th percentile of the Controller benchmark of the peer group.

Annual Incentive Bonus: We provide annual cash bonuses to our employees, including our NEOs, under the Verisign Performance Plan ("VPP") based on the Company's achievement of pre-established financial and strategic operational goals, as well as, individual performance.

The target annual incentive opportunity for each of our NEOs is determined based on a comparison to our peer group and information obtained from relevant survey data. Each of the target bonuses for our NEOs was at the or slightly below the 50th percentile of our peer group. For 2012, the Compensation Committee approved the following bonus targets as a percent of base salary for our NEOs:

NEOs	2012 Bonus Target as a % of Base Salary
CEO	100%
Senior Vice Presidents (3)	60%
Vice President, Interim CFO and Controller	40%

The Compensation Committee determines actual annual incentive award payments for our senior officers, including NEOs, taking into account the Company's performance and individual performance. The Company's performance determines the initial level of funding for the annual incentive bonus pool. The Compensation Committee then considers, and approves as appropriate, management's recommendation for modifying any individual awards above or below the level of funding based on an assessment of individual performance, subject to the maximum individual bonus payments described below for NEOs under *Tax Treatment of Executive Compensation.*

The Company performance goals for the fiscal 2012 VPP were approved by the Compensation Committee in February 2012 and were based on three measures: two financial measures—Revenue and Non-GAAP Operating Income, both weighted equally at 25% and one strategic operational measure—.com Contract Renewal weighted at 50%.


2012 Performance Goals for VPP Funding
Revenue: 25%
Successful .Com Renewal: 50%
Non-GAAP Operating Income: 25%
Strategic Operational Measures
Financial Measures

For purposes of determining the bonus pool, we determined Consolidated Non-GAAP Operating Income by excluding from the Company's consolidated operating income the following items that are included under GAAP: discontinued operations, non-core businesses in continuing operations, stock-based compensation, amortization of other intangible assets, impairments of goodwill and other intangible assets and restructuring costs. We used this non-GAAP performance measure because we believe it presented a clearer picture of the performance of the Company's core operations.

Our *.com* Registry Agreement with the Internet Corporation for Assigned Names and Numbers (ICANN) was up for renewal in 2012. This agreement designates Verisign as the sole registry operator for domain names in the *.com* top-level domain. Because this designation is a key strategic role for Verisign, the successful renewal of this Agreement was selected as a strategic operational goal and weighted at 50%.

A description of the performance measures and funding established for each of the goals pertaining to the 2012 VPP are set forth below:

- **Revenue**: Weighted at 25% of the total bonus pool, this component would be funded when the actual results met a threshold level of achievement greater than 94% of the established target of $890M. Based on a weighting of 25%, revenue achievement between 94% to 100% would result in a funding level of 0% to 25% of the targeted total pool; revenue achievement at 100% and greater than or equal to 110% would result in funding from 25% to 50%.

- **Non-GAAP Operating Income**: Weighed at 25% of the total bonus pool, this component would be funded when the actual results met a threshold level of achievement greater than 94% of the established target of $448.2M. Based on a weighting of 25%, non-GAAP operating income achievement between 94% to 100% would result in a funding level of 0% to 25% of the targeted total pool; non-GAAP operating income achievement at 100% and greater than or equal to 150% would result in funding from 25% to 50%.

- **.com Renewal**: Weighted at 50% of the total bonus pool, this component would be funded if the Company maintained or improved all material terms under the expiring Agreement which included the following subcomponents: provisions regarding prices and allowable price increases would be the same or better; contract renewal must occur in 2012; maintain the same 6-year term of agreement with same presumptive right of renewal; and, same restrictions on consensus policies to change material terms. This goal would either be achieved or not achieved. If the goal was achieved, 50% of the total pool would be funded, if it was not achieved, 0% would be funded.

For 2012, the Compensation Committee determined that Verisign achieved 98.15%, or $873.6M of the revenue goal. Based on a weighting of 25%, this resulted in a funding multiplier of 19.34% of the total bonus pool for this goal. The Committee also determined that Verisign achieved 109.6%, or $491.2M of the non-GAAP operating income goal. Based on a weighting of 25%, this resulted in a funding multiplier of 29.80% for this goal. With respect to the .com Renewal, the Committee determined that it would provide a partial credit for this goal at 60%; this resulted in a funding multiplier of 30%. The decision to provide partial credit was based on the Committee's review of the subcomponents of the goal after which it determined all subcomponents of the .com Renewal goal were met with the exception of allowing future price increases. The chart below illustrates how each goal component and its respective performance achievement resulted in a final funding multiplier of 79.14% (the "Funding Multiplier") for the VPP bonus plan.


Target
Funding Multiplier
.Com Renewal
Non-GAAP Operating Income
Revenue
30.00%
29.80%
19.34%
Total
79.14%
0%
50%
100%
125%

In order to establish actual award amounts under the VPP bonus plan, the Compensation Committee also made a determination as to individual performance of the NEOs. The chart below indicates the Compensation Committee's determination of actual annual incentive bonus award for each 2012 NEO under the 2012 VPP bonus plan. In making this determination, the Committee considered the CEO's assessment of individual performance of the other NEOs and the Board's assessment of the CEO's individual performance.

				2012 Actual Bonus Payment				
Name	**Position**	**2012 Base Salary**	**Bonus Target as a % of Base Salary**	**Actual Payout as a % of Base Salary**	**Funding Multiplier as a % of Target**	**Actual Payout as a % of Target**	**Actual Payout Amount**	**Notes**
D. James Bidzos	Executive Chairman, President and CEO	$750,000	100%	79.14%	79.14%	79.14%	$593,550	Mr. Bidzos' bonus payment was made at the funding multiplier level of 79.14% of his target bonus.
George E.Kilguss, III	Senior Vice President and Chief Financial Officer	$375,000	60%	30%	79.14%	79.14%	$112,872	Mr. Kilguss' bonus payout was made at the VPP funding multiplier level of 79.14%. His bonus is prorated from his hire date of May 14, 2012. His base salary earnings from his hire date of May 14, 2012 through December 31, 2012, for purposes of bonus eligibility, were $237,705.
Richard H. Goshorn	Senior Vice President, General Counsel and Secretary	$408,000	60%	47.5%	79.14%	79.14%	$193,735	Mr. Goshorn's bonus payout was made at the VPP funding multiplier level of 79.14%.
Patrick S. Kane	Senior Vice President, Naming and Directory Services	$325,500	60%	47.5%	79.14%	79.14%	$154,560	Mr. Kane's bonus payout was made at the VPP funding multiplier level of 79.14%.
John D. Calys	Vice President, Interim CFO and Controller	$262,500	40%	33.7%	79.14%	84.14%	$88,347	Mr. Calys' bonus was adjusted above the funding target based on his performance in his dual role in 2012.

Long-Term Incentive Compensation: Equity-based grants are an important element of our total compensation program. Consistent with our compensation philosophy, we believe it is important that these awards have a performance component and are aligned with total shareholder return. The actual award amounts are based on several factors including competitiveness as determined by our peer group and relevant survey data provided by FW Cook, job responsibilities and experience, individual contributions, and future potential.

In 2012, the Compensation Committee granted long-term equity compensation to our senior officers in the form of performance-based RSUs and time-vesting RSUs. The time-vesting RSUs provide strong retentive value for our executive talent as they vest over four years. They are also linked to increases in stockholder value creation as their value goes up or down with the Company's stock price. The performance-based RSUs provide a performance element that is linked to Company financial and operational performance as well as increases in stockholder value, and also provide a retention incentive as they vest over the same time period as the time-vesting RSUs.

The performance measures used for the 2012 performance-based RSUs aligned with the performance measures of the 2012 VPP which, as stated above, included three measures: two financial measures—Revenue and Non-GAAP Operating Income, both weighted equally at 25% and the .com Contract Renewal, weighted at 50%. The performance for Revenue and Non-GAAP Operating Income are described more specifically above and resulted in achievement of 19.34% and 29.80% target bonus pool multipliers, respectively. The Committee determined the performance achievement for the .com Renewal Contract would be 0% since all of the subcomponents of the goal (as described above) were not met. As a result of the achievement level for the three goals, the Committee determined that the 2012 performance-based RSU grant was achieved at 49.14% of target. The number of RSUs was adjusted by the performance achieved, so the actual grant of RSUs was lower than the initial grant and could potentially have been lower and even as low as 0 if the performance measures had not been achieved. The Compensation Committee used these performance measures due to their positive alignment with stockholder value creation and to reinforce the importance of the .com Contract Renewal to the Company's long-term business success.

The chart below illustrates the vesting schedule and performance metrics for the 2012 equity grants.

2012	2013	2014	2015	2016
Grant of Time-Vesting RSUs 50% of LTI Grant	25% Vested on February 21, 2013	25% Vesting on February 21, 2014	25% Vesting on February 21, 2015	25% Vesting on February 21, 2016
Grant of Performance Based RSUs 50% of LTI Grant	Number of RSUs earned based on performance metrics: • 25% Revenue • 25% Non-GAAP Op Income • 50% .com Contract Renewal 25% of earned RSUs vested on February, 28, 2013	25% of earned RSUs vesting on February 21, 2014	25% of earned RSUs vesting on February 21, 2015	25% of earned RSUs vesting on February 21, 2016

Equity awards for NEOs were granted on February 21, 2012 at the regularly scheduled Compensation Committee meeting. The number of RSUs to be granted to individual executives (time-vesting and performance-based) was based on the grant date fair value of the RSUs and the total amount determined by the Compensation Committee to be appropriate based on the factors discussed above. The chart below shows the number of RSUs granted to each NEO in 2012 and the number of performance-based RSUs that were earned in 2013 based on 2012 performance at 49.14% of target.

				2012 Equity Grant		2012 Award	
Name	Position	Total Market Value of Equity Grant	FMV at Grant per RSU	Time-Vesting RSUs granted	Performance-Based RSUs granted	Performance-Based RSUs Earned in 2013(1)	Notes
D. James Bidzos	Executive Chairman, President and CEO	$ 4,500,792	$ 37.32	60,300	60,300	29,631	Mr. Bidzos' equity grant was positioned at the 50th percentile for CEOs in our peer group.
George E. Kilguss, III	Senior Vice President and Chief Financial Officer	$ 3,180,800	$ 39.76	40,000	40,000	19,656	Mr. Kilguss' equity award reflects his new hire award, granted upon his start date of May 14, 2012. The award value was determined based upon review of equity values of our peer group for CFO positions and also supplemented to offset certain equity values that Mr. Kilguss forfeited at his prior employer.
Richard H. Goshorn	Senior Vice President, General Counsel and Secretary	$ 933,000	$ 37.32	12,500	12,500	6,142	The equity awarded to Mr. Goshorn was determined taking into account individual factors such as job responsibilities, experience, individual contributions, future potential, internal equity and other relevant factors. Based on these factors, the target equity value awarded was at the 50th percentile of annual LTI award values for our peer group.
Patrick S. Kane	Senior Vice President, Naming and Directory Services	$ 746,400	$ 37.32	10,000	10,000	4,914	The equity awarded to Mr. Kane was established taking into account individual factors such as job responsibilities, experience, individual contributions, future potential, internal equity and other relevant factors. Based on these factors, the target equity value awarded was below 25th percentile of annual LTI award values for our peer group and between the 50th percentile and 75th percentile as compared to survey data.
John D. Calys	Vice President, Interim CFO and Controller	$ 933,000	$ 37.32	25,000	n/a	n/a	Mr. Calys' equity award was determined taking into account his role as serving as Interim CFO from September 26, 2011 – May 13, 2012 while continuing his regular responsibilities as Controller. The value was determined using the 3-yr average of LTI values at the 50th percentile for peer group CFO benchmark and also in consideration of his target grant value as Controller. The grant was comprised solely of time-vested RSUs which vest over four years on each anniversary of the grant date.

(1) 25% vested on February 28, 2013, and the remainder vests as to 25% at each annual anniversary of the grant date.

In addition, as the Committee did not grant partial credit for the .com renewal in connection with the vesting of the 2012 performance-based RSUs, but recognizing that most of the subcomponents of that goal had been met, the Committee decided to make an additional special grant of performance-based awards in respect of 2013 as follows: 18,090 RSUs awarded to Mr. Bidzos, 12,000 RSUs awarded to Mr. Kilguss, 3,750 RSUs awarded to Mr. Goshorn and 3,000 RSUs awarded to Mr. Kane. These awards will vest if the Company meets the 2013 Annual Incentive Compensation Plan ("AICP") performance goal, which is consistent with the 2012 AICP performance goal, with one-third vesting on the later of the date the Committee certifies achievement of the performance goal as set forth above, and the date the Company receives an unqualified signed opinion of the Company's financial statements from its independent registered public accounting firm for FY 2013, one-third on the second anniversary of the grant date and one-third on the third anniversary of the grant date, subject to certain employment conditions.

At its meeting in February 2013, the Committee approved the 2013 Equity Program for its senior officers at the Senior Vice President level and above. The program includes a mix of time-based RSUs and performance-based RSUs. Performance measures and goals associated with the performance-based RSUs include specific Verisign EPS and Total Shareholder Return goals over a three year period.

CEO Compensation:

Our philosophy is that our CEO should be primarily compensated in the form of performance-based compensation. We place the greatest emphasis on the annual and long-term incentive compensation elements when determining appropriate compensation levels, and especially emphasize equity compensation. We believe that it is important that our CEO make decisions that are in the best interests of our stockholders and we reinforce that philosophy through our executive compensation program.

Mr. Bidzos' 2012 compensation was determined by the Compensation Committee as part of its annual review of executive compensation in February 2012. The components of his compensation are summarized below:

- Mr. Bidzos' annual base salary was $750,000 in 2011 and was not adjusted in 2012. Based on data provided by FW Cook for CEOs in our peer group, the Committee determined that Mr. Bidzos' salary aligned with the market 50th percentile and was appropriately set at its current level.

- Mr. Bidzos' bonus target was set at 100% of his base salary. Prior to 2012, Mr. Bidzos did not participate in the VPP, or have an established bonus target, as he was initially in the role of CEO on a temporary basis. His bonus target aligns with the market 50th percentile of bonus target data provided by FW Cook for CEOs in our peer group. In February 2013, the Committee awarded Mr. Bidzos a bonus of $593,550. The Committee determined this amount as it reflected the performance achievement as approved by the Committee for the 2012 VPP (79.14%), as discussed above.

- Mr. Bidzos received an equity award for 2012 with an aggregate value of $4,500,792 consisting of 50% time-based RSUs and 50% performance-based RSUs. Based on a fair market value of $37.32 on the date of grant, this equated to 60,300 time-based RSUs and 60,300 performance-based RSUs. The value of the equity grant was above the 50th percentile and below the 75th percentile for CEOs in our peer group. The time-based RSUs vest at 25% per year on each anniversary of the grant date. The Committee approved achievement of the performance-based RSUs at 49.14% (as described above under *Long-Term Incentive Compensation*), which resulted in Mr. Bidzos earning 29,631 performance-based RSUs of which 25 percent vested on February 28, 2013 (the date of receipt of an unqualified signed opinion by the Company's independent accounting firm regarding the financial statements contained in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2012), and the remaining shares vest 25% on each anniversary of the grant date.

- In connection with his relocation from California to Virginia, the Compensation Committee approved a relocation benefit for Mr. Bidzos at its meeting in February 2012. The relocation benefit would include, in accordance with Verisign's relocation policy, reimbursement for reasonable and legitimate relocation expenses, with a limit not to exceed $300,000. In addition, the relocation benefit would not include any tax gross-ups and would be effective for expenses incurred from January 1, 2012 to December 31, 2012. As of December 1, 2012, Mr. Bidzos had not completed his relocation and had incurred only $5,634 of relocation expense out of the $300,000 approved by the Committee. In light of the circumstances, the Committee approved that effective January 1, 2013 through December 31, 2013, Mr. Bidzos would be eligible to receive reimbursement of reasonable and legitimate relocation expenses, excluding any tax gross ups, with a limit not to exceed $294,366.

- Mr. Bidzos is eligible for certain payments and benefits in the event of a change-in-control but is not otherwise eligible for any severance payments. His change-in-control agreement provides for two times his base salary and bonus and a payment equivalent to two years of continuation of health benefits if he participates in the Company's health plans (currently he does not). The other terms of his change-in-control agreement are the same as other senior officers as described below.

Governance Features of our Executive Compensation Program

Stock Retention Policy: Our stock retention policy applies to our employees at the Senior Vice President level and above, officers who are subject to the provisions of Section 16 of the Securities Exchange Act of 1934, as amended ("Section 16 Officers"), and board members. Under the policy, participants are required to retain, until six months after the participant ceases employment or board service with the Company, 50% of net shares (which is the number of issued shares of Company common stock after taxes and/ or payment of exercise price) of Company common stock that are issued under equity awards received by the employee or board member on or after the date the policy becomes applicable to the participant.

At its meeting in July 2012, the Compensation Committee amended the Stock Retention Policy to also specify minimum ownership levels required for participants under the policy. Ownership levels are set as a multiple of base salary or annual retainer and are as follows:

- CEO: 6x Base Salary
- Directors: 3x Annual Retainer
- Section 16 Officers and Senior Vice Presidents, other than the CEO: 2x Base Salary

The policy continues to specify that participants are required to retain their net shares until they reach their minimum ownership level and that shares at specified ownership targets must be held until six months after the participant ceases employment or board service with the Company. We believe requiring senior employees and board members to continue to retain stock after their service with the Company ceases is important to ensure that the value they receive for their equity awards is the same value our stockholders receive and to discourage focus on short-term Company performance that is not sustained. Our Stock Retention Policy can be found on our website at *https://investor.verisign.com/policies.cfm*.

Securities Trading Policy: Our Securities Trading Policy prohibits employees, including our senior officers, from buying or selling derivative securities related to our common stock, such as puts or calls on our common stock. We believe derivative securities diminish the alignment of incentives between our senior officers and stockholders. The Policy also prohibits employees from entering into agreements or purchasing instruments designed to hedge or offset decreases in the market value of the Company's securities. Additionally, under this Policy, our senior offices can only purchase and sell our common stock during approved trading windows. These windows are timed based on our earnings releases.

Recoupment of Incentive Compensation: The Compensation Committee adopted an executive compensation recoupment policy in March 2010 that applies to the annual and long-term incentive awards. If there is an inaccurate financial statement, and, as a result, certain senior officers received materially more incentive compensation than he or she would have, the Compensation Committee has the discretion to seek recovery of this overpayment either by limiting future awards or directly seeking repayment. In the case of fraudulent, intentional, willful or grossly negligent misconduct by the recipient of an award, the Compensation Committee can recoup previous incentive awards paid regardless of when the awards were paid to the senior officer. If the inaccuracy is not the result of these circumstances, the Compensation Committee can only recover incentive awards paid based on the inaccuracy if they were paid in the three years prior to the determination that the financial statement was inaccurate.

Equity Award Practices: The Compensation Committee approves all equity awards to our senior officers, the aggregate annual equity pool, employee grant guidelines and all equity awards to all employees during the annual grant process, which generally takes place in February. For employees hired during the year that are below the Senior Vice President level, the Compensation Committee has delegated actual award determination to the Grant Committee which currently has one member, D. James Bidzos. Grant Committee awards are granted on the 15th of the month (or next scheduled trading day if the 15th is not a trading day) following approval by the Grant Committee.

Benefits: We do not provide our senior officers with any benefits in addition to those provided to all of our other U.S.-based employees. All of our U.S.-based employees are eligible for medical, dental and vision insurance, life insurance, short and long-term disability, paid time off, an employee stock purchase plan and a qualified 401(k) salary deferral plan.

Severance Agreements: We generally do not enter into severance or employment agreements with our senior officers, nor do we provide severance or other benefits following termination. However, the Compensation Committee may determine in special circumstances that providing such severance payments and benefits is warranted in order to attract a potential executive or for other business considerations. The Compensation Committee approved a separation package for Mr. Kilguss such that in the event Mr. Kilguss had been involuntarily terminated by the Company without cause prior to January 1, 2013, he would have been eligible to receive the following: a lump-sum cash payment equal to the amount of base salary that would have been paid from the date of termination through June 30, 2013; a lump-sum cash payment of a bonus for 2012 equal to 60% of his annual base salary; and immediate vesting of 25% of each of his time vested and performance-based restricted stock unit awards (assuming target achievement of performance measures). Mr. Kilguss' eligibility to receive these amounts, less applicable taxes and deductions, and equity would have been subject to his signing a general release and his compliance with non-compete obligations through June 30, 2013.

Risk Assessment: In 2012, we performed a comprehensive assessment of our compensation policies and programs design to determine whether risks arising under them would be likely to have a material adverse effect on the Company. We considered each element of our compensation programs and policies in our enterprise-wide risk assessment and determined that none of our compensation policies and programs create a risk that is reasonably likely to have a material adverse effect on the Company.

Change-In-Control and Retention Agreements: We have entered into change-in-control and retention agreements with our senior officers. These agreements provide for change-in-control severance benefits and payments in the event the senior officer's employment is terminated in connection with a change in control of the Company. They are "double trigger" agreements which means the senior officers will only be eligible for payments under the agreements if both a change-in-control of the Company occurs and the senior officer's employment is terminated without cause (or by the beneficiary for good reason) within 24 months of the change-in-control.

The Compensation Committee believes these agreements are necessary to attract and retain executive talent and to neutralize the personal interests of our executives when making decisions related to beneficial corporate transactions. Each year, the Compensation Committee reviews the provisions of the change-in-control agreements with FW Cook and makes adjustments as necessary to ensure they are in line with best corporate governance practices. No changes were made to the existing agreements in 2012 as FW Cook advised the Compensation Committee that they were in line with best practices which include double trigger benefits, severance multiples less than or equal to 2x base salary and target bonus and the lack of a tax-gross up provision. Additional details about these agreements, including potential payments, may be found in the "Potential Payments Upon Termination or Change-in-Control" and "Change-in-Control Benefit Estimates as of December 31, 2012" table.

Tax Treatment of Executive Compensation: Section 162(m) of the Internal Revenue Code of 1986 limits the amount of compensation in excess of $1,000,000 that the Company may deduct in any one year with respect to its CEO and three other most highly compensated officers (excluding the CFO) serving at the end of the fiscal year as disclosed in the annual proxy statement. There are exceptions to this deduction limit if the compensation is "performance-based" under Section 162(m). The Company does not limit compensation as a result of Section 162(m) but does try to structure its executive compensation program to maximize the amount of compensation that may be deducted. While base salaries and time-vesting RSUs are subject to the deduction limitation, our performance-based awards, including annual incentive bonus and performance-based RSUs, are generally exempt from the limitation.

In order to ensure that annual incentive bonuses paid to certain senior officers are fully deductible for tax purposes under Section 162(m), the Company adopted the AICP. The AICP was approved by stockholders at the Annual Meeting of Stockholders of VeriSign, Inc. held on May 27, 2010 and is the vehicle under which certain of our senior officers' bonuses, determined as described above, are paid.

For 2012, assuming the performance goal was met, each such senior officer could be awarded a maximum bonus of 300% of his or her target bonus (but no more than $5 million), subject to the Compensation Committee's discretion to award bonuses in lesser amounts. The Compensation Committee exercised its discretion to award bonuses in lesser amounts and primarily based the AICP payments on the funding results of the VPP annual bonus program of 79.14%.

The performance goal for the AICP was approved by the Compensation Committee at its February 21, 2012 meeting and provided that the Company must achieve Non-GAAP Operating Income in excess of $50 million before a bonus could be paid. For 2012, Non-GAAP Operating Income was $491.2 million.

Compensation Committee Report

The information contained in this report shall not be deemed to be "soliciting material" or "filed" with the SEC or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that we specifically incorporate it by reference into a document filed under the Securities Act or the Exchange Act.

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis included in this Proxy Statement. Based on the review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

This report is submitted by the Compensation Committee

Louis A. Simpson (Chairperson)
John D. Roach
Timothy Tomlinson

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee are Louis A. Simpson, John D. Roach and Timothy Tomlinson. All of the members of the Compensation Committee during 2012 were independent directors, and none of the members of the Compensation Committee during 2012 were employees or officers or former officers of Verisign. No executive officer of Verisign has served on the compensation committee (or other board committee performing equivalent functions, if any) or the board of directors of another entity, one of whose executive officers served as a member of the Compensation Committee of Verisign during 2012; and no executive officer of Verisign has served on the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served as a member of the Board during 2012.

Summary Compensation Table

The following table sets forth certain summary information concerning the compensation received by each person who served as our principal executive officer and principal financial officer during fiscal 2012 and the two other most highly compensated executive officers as of the end of fiscal 2012. We refer to these executive officers as our "Named Executive Officers."

SUMMARY COMPENSATION TABLE

Named Executive Officer and Principal Position	Year	Salary ($)(1)	Bonus ($)	Stock Awards ($)(2)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
D. James Bidzos(5)	2012	752,885	—	4,500,792	—	593,550	9,650 (6)	5,856,877
Executive Chairman,	2011	326,730 (7)	340,625 (8)	3,999,978	—	—	20,180 (9)	4,687,513
President and Chief Executive Officer	2010	305,538	—	999,991	—	—	4,156	1,309,684
George E. Kilguss, III(10)	2012	232,212	—	3,180,800	—	112,872	30,629 (11)	3,556,513
Senior Vice President and Chief Financial Officer								
Richard H. Goshorn	2012	408,339	—	933,000	—	193,735	8,235	1,543,309
Senior Vice President,	2011	400,000	—	2,134,397	—	288,000	10,698	2,833,095
General Counsel and Secretary	2010	401,539	8,160 (12)	401,280	349,267	267,840	6,708	1,434,794
Patrick S. Kane	2012	324,367	—	746,400	—	154,560	7,894	1,233,221
Senior Vice President, Naming and Directory Services	2011	307,634	—	1,260,511	—	206,102	8,430	1,782,677
John D. Calys(13)	2012	261,587	75,000 (14)	933,000	—	88,347	7,969	1,365,903
Vice President and Controller	2011	250,000	50,000 (14)	332,700	—	113,750	8,627	755,077

(1) Includes, where applicable, amounts electively deferred by each Named Executive Officer under our 401(k) Plan.

(2) Amounts shown represent the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 for the applicable awards granted in fiscal 2012, 2011, and 2010, respectively. The assumptions used to calculate the grant date fair value of awards are set forth in Note 11, "Employee Benefits and Stock-Based Compensation," of our Notes to Consolidated Financial Statements in the 2012 Annual Report on Form 10-K. Stock Awards consist of RSUs granted in 2012, 2011, and 2010, respectively. Amounts shown in "Stock Awards" include the value of awards subject to performance conditions based upon the probable outcome of the performance conditions as of the grant date of the award, excluding the effect of estimated forfeitures. The values of awards subject to performance conditions included in "Stock Awards" were as follows: Mr. Bidzos, $2,250,396 (2012); Mr. Kilguss, $1,590,400 (2012); Mr. Goshorn, $466,500 (2012), $449,280 (2011); and Mr. Kane, $373,200 (2012) $351,000 (2011). Assuming the highest level of the performance conditions was achieved, the value of these awards would be 150% of the amounts stated in the table.

(3) Amounts shown are for non-equity incentive plan compensation earned during the year indicated, but paid in the following year.

(4) Except as otherwise indicated, amounts in "All Other Compensation" for fiscal 2012, fiscal 2011 and fiscal 2010 include, where applicable, matching contributions made by the Company to the VeriSign, Inc. 401(k) Plan and life insurance payments.

(5) On June 30, 2008, Mr. Bidzos was appointed Executive Chairman, President and Chief Executive Officer on an interim basis. On January 14, 2009, Mr. Bidzos resigned as President on an interim basis, and on August 17, 2009, Mr. Bidzos resigned as Executive Chairman and Chief Executive Officer on an interim basis and was appointed Executive Chairman of Verisign. On July 27, 2011 Mr. Bidzos was elected President and Chief Executive Officer, effective August 1, 2011.

(6) Represents lease payments for a leased automobile.

(7) Mr. Bidzos' base salary as Executive Chairman was $40,000 per year. Upon his election as President and Chief Executive Officer, effective August 1, 2011, his base salary was increased to $750,000 per year.

(8) Mr. Bidzos did not participate in the Company's annual incentive plan in 2011. He was awarded a special bonus of $340,625 in February 2012 in recognition of his service as President and Chief Executive Officer during 2011.

(9) Includes $15,553 for the use of the Company's corporate apartment, utilities and cleaning services and lease payments for a leased automobile.

(10) Mr. Kilguss was appointed Senior Vice President and Chief Financial Officer as of May 14, 2012.

(11) Includes $24,554 in relocation payments for Mr. Kilguss.

(12) Mr. Goshorn was awarded a discretionary bonus of $8,160 on February 22, 2011 in recognition of his contributions in the sale of the Authentication Services business to Symantec Corporation.

(13) Mr. Calys has served as Vice President and Controller of Verisign since December 2010. From September 26, 2011 to May 14, 2012, Mr. Calys served as Interim Chief Financial Officer.

(14) Mr. Calys was awarded a special cash bonus of $50,000 per calendar quarter for his service as Interim Chief Financial Officer, beginning in respect of the fourth quarter of 2011 and continuing so long as he served as Interim Chief Financial Officer.

Grants of Plan-Based Awards for Fiscal 2012

The following table shows all plan-based awards granted to the Named Executive Officers during fiscal 2012 under annual and long term plans.

GRANTS OF PLAN-BASED AWARDS FOR FISCAL 2012[(1)]

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards ($)			Estimated Future Payouts Under Equity Incentive Plan Awards (2)				
Named Executive Officer	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Option Awards ($)
D. James Bidzos	2/21/2012	0	750,000	2,250,000				60,300(3)	2,250,396
	2/21/2012				0	60,300	90,450		2,250,396
George E. Kilguss, III	5/14/2012	0	142,623	213,934				40,000(3)	1,590,400
	5/14/2012				0	40,000	60,000		1,590,400
Richard H. Goshorn...	2/21/2012	0	244,800	734,400				12,500(3)	466,500
	2/21/2012				0	12,500	18,750		466,500
Patrick S. Kane	2/21/2012	0	195,300	585,900				10,000(3)	373,200
	2/21/2012				0	10,000	15,000		373,200
John D. Calys(4)........	2/21/2012	0	91,875	275,625				25,000(3)	933,000

(1) Named Executive Officers are eligible to receive an annual cash bonus under the annual plans and long-term incentive compensation under our 2006 Plan as described in "Compensation Discussion and Analysis" elsewhere in this Proxy Statement.

(2) The Named Executive Officers, other than Mr. Calys, were awarded performance-based RSUs. On February 28, 2013, actual performance against goals was determined and Mr. Bidzos, Mr. Kilguss, Mr. Goshorn and Mr. Kane were awarded RSUs. 25% of the grant vested on February 28, 2013, and will vest thereafter as to an additional 25% of the grant on each of February 21, 2014, February 21, 2015 and February 21, 2016, except for Mr. Kilguss. Mr. Kilguss was appointed Senior Vice President and Chief Financial Officer effective as of May 14, 2012 and his remaining performance-based RSUs will vest thereafter as to an additional 25% of the grant on each of May 14, 2014, May 14, 2015 and May 14, 2016.

(3) The RSU award vests as to 25% of the total award on each anniversary of the date of grant until fully vested.

(4) Mr. Calys became an executive officer as of September 26, 2011 and at that time became a participant in the AICP.

The Company generally does not enter into employment agreements with its executive officers, each of whom may be terminated at any time at the discretion of the Board. The Company entered into the CEO Amended and Restated Change-in-Control and Retention Agreement with Mr. Bidzos, our President and Chief Executive Officer, and Amended and Restated Change-in-Control and Retention Agreements with other of its senior vice presidents, including the Named Executive Officers, other than Mr. Calys.

An RSU is an award covering a number of shares of Verisign common stock which are typically settled by issuance of those shares on a one-for-one basis. Any dividends paid on our common stock during the vesting period applicable to RSUs shall be credited to the participant in the form of additional RSUs, the number of which shall be calculated based on the market price of our common stock on the date such dividends are paid to stockholders. Any such additional RSUs shall be subject to the same terms and conditions as the underlying RSU award.

Please refer to "Compensation Discussion and Analysis" elsewhere in this Proxy Statement for more information concerning our compensation practices and policies for executive officers.

Outstanding Equity Awards at 2012 Fiscal Year-End

The following table shows all outstanding equity awards held by the Named Executive Officers at the end of fiscal 2012 granted under the 2006 Plan.

OUTSTANDING EQUITY AWARDS AT 2012 FISCAL YEAR-END

		Option Awards					Stock Awards			
Named Executive Officer	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Un-exercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#) (1)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (#)
D. James Bidzos	02/21/2012						60,300 (3)	2,340,846		
	02/21/2012						22,224 (4)	862,736		
George E. Kilguss, III	05/14/2012						40,000 (3)	1,552,800		
	05/14/2012						14,742 (4)	572,284		
Richard H. Goshorn...	08/04/2008	20,000 (5)			32.28	08/04/2015				
	02/23/2009	4,063 (5)	2,031		18.64	02/23/2016				
	02/22/2010	6,187 (5)	15,469		24.32	02/22/2017				
	02/23/2009						3,807 (3)	147,788		
	02/22/2010						9,665 (3)	375,195		
	01/21/2011						9,151 (6)	355,242		
	02/22/2011						10,307 (3)	400,118		
	02/22/2011						10,464 (7)	406,212		
	05/18/2011						4,985 (8)	193,518		
	02/21/2012						12,500 (3)	485,250		
	02/21/2012						4,607 (4)	178,844		
Patrick S. Kane........	08/07/2007	6,075 (5)			29.63	08/07/2014				
	12/14/2007	22,092 (5)			36.31	12/14/2014				
	08/04/2008	7,374 (5)			32.28	08/04/2015				
	02/23/2009	4,284 (5)	535		18.64	02/23/2016				
	02/23/2009						1,005 (3)	39,014		
	02/22/2010						7,146 (3)	277,408		
	01/10/2011						8,053 (3)	312,617		
	01/21/2011						1,438 (6)	55,823		
	02/22/2011						8,053 (3)	312,617		
	02/22/2011						8,175 (7)	317,354		
	05/18/2011						819 (8)	31,794		
	02/21/2012						10,000 (3)	388,200		
	02/21/2012						3,686 (4)	143,091		
John D. Calys	01/18/2011						8,053 (3)	312,617		
	02/21/2012						25,000 (3)	970,500		

(1) Includes 4,883.2122 RSUs, 2,798.3086 RSUs and 737.4632 RSUs issued to Mr. Goshorn, Mr. Kane and Mr. Calys, respectively, on May 18, 2011 in respect of outstanding RSUs as a result of the special dividend declared by the Board on April 27, 2011 in accordance with the terms of the applicable equity plans.

(2) The market value is calculated by multiplying the number of shares by the closing price of our common stock on December 31, 2012, which was $38.82.

(3) The RSU award vests as to 25% of the total award on each anniversary of the date of grant until fully vested.

(4) Awards of performance-based RSUs were granted on February 21, 2012. If specified performance criteria were achieved, the performance-based RSUs earned shall vest as to 25% on the date of the Compensation Committee's certification of the 2012 VeriSign Performance Plan funding percentage and thereafter as to 25% on each anniversary of the date of grant, except for Mr. Kilguss. Mr. Kilguss was appointed Senior Vice President and Chief Financial Officer effective as of May 14, 2012 and his remaining performance-based RSUs will vest thereafter as to an additional 25% of the grant on each of May 14, 2014, May 14, 2015 and May 14, 2016. Based on the achieved performance as certified by the Compensation Committee effective February 28, 2013, RSUs were awarded, 25% of which vested immediately on February 28, 2013, and the remainder of which are reflected in this table. Includes 22,224 RSUs issued to Mr. Bidzos; 14,742 RSUs issued to Mr. Kilguss; 4,607 RSUs issued to Mr. Goshorn; and 3,686 RSUs issued to Mr. Kane, which represent 75% of the awards unvested as of February 28, 2013.

(5) The option became exercisable as to 25% of the grant on the first anniversary of the date of grant, and vests quarterly thereafter at the rate of 6.25% per quarter until fully vested.

(6) Awards of RSUs were granted in connection with vested options as a result of the special dividend declared by the Board on December 9, 2010. The RSU award vests on the second anniversary of the grant date.

(7) Awards of performance-based RSUs were granted on February 22, 2011. If specified performance criteria were achieved, the performance-based RSUs earned shall vest as to 25% on the date of the Compensation Committee's certification of the 2011 VeriSign Performance Plan funding percentage and thereafter as to 25% on each anniversary of the date of grant. Based on the achieved performance as certified by the Compensation Committee effective February 24, 2012, RSUs were awarded, 25% of which vested immediately on February 24, 2012, and the remainder of which are reflected in this table. Includes 10,464 RSUs issued to Mr. Goshorn and 8,175 RSUs issued to Mr. Kane, which represent 75% of the awards unvested as of February 24, 2012.

(8) Awards of RSUs were granted in connection with vested options as a result of the special dividend declared by the Board on April 27, 2011 and paid on May 18, 2011. The RSU award vests on the second anniversary of the grant date.

Option Exercises and Stock Vested for Fiscal 2012

The following table shows all stock options exercised and the value realized upon exercise, and all stock awards vested and the value realized upon vesting, by our Named Executive Officers during fiscal 2012.

OPTION EXERCISES AND STOCK VESTED FOR FISCAL 2012

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)**
D. James Bidzos	—	—	105,285 (1)	$ 4,379,392
George E. Kilguss, III	—	—	4,914 (1)	$ 225,110
Richard H. Goshorn	34,703	610,398	23,344 (1)	$ 907,973
Patrick S. Kane	—	—	15,641 (1)	$ 609,093
John D. Calys	—	—	2,684	$ 96,396

(1) Awards of performance-based RSUs were granted on February 21, 2012 to the Named Executive Officers, other than Mr. Calys, and on May 14, 2012 to Mr. Kilguss. If specified performance criteria were achieved, the RSUs earned vest as to 25% on the date of the Compensation Committee's certification of the 2012 Verisign Performance Plan funding percentage and thereafter as to 25% on each anniversary of the date of grant. Based on the achieved performance as certified by the Compensation Committee effective February 28, 2013, RSUs were awarded. Includes 7,407, 4,914 1,535 and 1,228 shares issued to Messrs. Bidzos, Kilguss, Goshorn and Kane, respectively, which represent 25% of the RSUs which vested immediately on February 28, 2013.

Potential Payments Upon Termination or Change-in-Control

Except as described below, the Company has no formal severance program for its Named Executive Officers, each of whom may be terminated at any time at the discretion of the Board. The Compensation Committee approved a separation package for Mr. Kilguss such that in the event Mr. Kilguss was involuntarily terminated by the Company without cause prior to January 1, 2013, Mr. Kilguss would receive certain benefits, the details of which may be found in the Compensation Discussion and Analysis. Assuming a termination without cause effective December 31, 2012, Mr. Kilguss would have been entitled to receive a lump sum cash payment of $412,500, and immediate vesting of 25% of each of his time vested and performance-based RSUs (assuming target achievement of performance measures) valued at $776,400. Mr. Kilguss' eligibility to receive these amounts, less applicable taxes and deductions, and equity would have been subject to his signing a general release and compliance with non-compete obligations through June 30, 2013.

On August 24, 2007, the Compensation Committee adopted and approved forms of change-in-control and retention agreements to be entered into with Verisign's chief executive officer and our other executive officers, and on April 26, 2011, the Compensation Committee approved amendments to those form agreements (such agreements, as amended, the "CIC Agreements"). Such amendments included the following changes, among other revisions: (1) the equity acceleration provision was modified to clarify that if performance shares are accelerated, and the performance period has not been completed, the amount payable is computed as if the performance has been satisfied at the target level; (2) the excise tax provision was amended to provide for an automatic cutback (versus elective) of change-in-control benefits to an amount that avoids the excise tax if such cutback leads to a better after-tax result for the executive; and (3) the COBRA provision was modified to provide that if the executive elects to continue medical coverage under COBRA, Verisign will reimburse the executive's premium, for 24 months for the Chief Executive Officer and for 12 months for all other executives eligible for the CIC Agreement.

Under the CIC Agreements, an executive officer of the Company is entitled to receive severance benefits if, within the twenty-four months following a "change-in-control" (or under certain circumstances, during the six-month period preceding a "change-in-control"), the executive officer's employment is terminated by Verisign without "cause" or by the executive officer for "good reason." The terms and conditions of the CIC Agreements are described below.

Under the CIC Agreements, "*change-in-control*" means:

(a) any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than a trustee or other fiduciary holding securities of the Company under an employee benefit plan of the Company or its subsidiaries, becomes the "beneficial owner" (as defined in Rule 13d-3 promulgated under the Exchange Act), directly or indirectly (excluding, for purposes of this Section, securities acquired directly from the Company), of securities of the Company representing at least thirty-five percent (35%) of (A) the then-outstanding shares of common stock of the Company or (B) the combined voting power of the Company's then-outstanding securities;

(b) the consummation of a merger or consolidation, or series of related transactions, which results in the voting securities of the Company outstanding immediately prior thereto failing to continue to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity), directly or indirectly, at least fifty (50%) percent of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation;

(c) a change in the composition of the Board occurring within a 24-month period, as a result of which fewer than a majority of the directors are incumbent directors;

(d) the sale or disposition of all or substantially all of the Company's assets (or consummation of any transaction, or series of related transactions, having similar effect); or

(e) stockholder approval of the dissolution or liquidation of the Company.

Under the CIC Agreements, "*cause*" means:

(a) an executive's willful and continued failure to substantially perform the executive's duties after written notice providing the executive with ninety (90) days from the date of the executive's receipt of such notice in which to cure;

(b) conviction of (or plea of guilty or no contest to) the executive for a felony involving moral turpitude;

(c) an executive's willful misconduct or gross negligence resulting in material harm to the Company; or

(d) an executive's willful violation of the Company's policies resulting in material harm to the Company.

Under the CIC Agreements, "*good reason*" means:

(a) a change in the executive's authority, duties or responsibilities that is inconsistent in any material and adverse respect from the executive's authority, duties and responsibilities immediately preceding the change-in-control;

(b) a reduction in the executive's base salary compared to the executive's base salary immediately preceding the change-in-control, except for an across-the-board reduction of not more than ten percent (10%) of base salary applicable to all senior executives of the Company;

(c) a reduction in the executive's bonus opportunity of five percent (5%) or more from the executive's bonus opportunity immediately preceding the change-in-control, except for an across-the-board reduction applicable to all senior executives of the Company;

(d) a failure to provide the executive with long-term incentive opportunities that in the aggregate are at least comparable to the long-term incentives provided to other senior executives at the Company;

(e) a reduction of at least 5% in aggregate benefits that the executive is entitled to receive under all employee benefit plans of the Company following a change-in-control compared to the aggregate benefits the executive was eligible to receive under all employee benefit plans maintained by the Company immediately preceding the change-in-control;

(f) a requirement that the executive be based at any office location more than 40 miles from the executive's primary office location immediately preceding the change-in-control, if such relocation increases the executive's commute by more than ten (10) miles from the executive's principal residence immediately preceding the change-in-control; or

(g) the failure of the Company to obtain the assumption of the agreement from any successor as provided in the agreement.

If a change-in-control occurs and the executive officer experiences a qualifying termination and timely delivers a general release agreement, the CIC Agreements provide that Verisign will make the following payments and provide the following benefits to the executive officer (subject to a six month delay if and to the extent required by the deferred compensation rules set forth in and promulgated under Section 409A of the Code):

- a lump sum equal to the pro rata target bonus for the year in which the executive officer was terminated;
- a lump sum equal to a specified multiple of the sum of (i) the executive officer's annual base salary plus (ii) the average of the executive officer's annual bonus amount for the last three full fiscal years prior to a change-in-control, or, if the executive officer was employed by the Company for fewer than three full fiscal years preceding the fiscal year in which the change-in-

control occurs, the average target bonus for the number of full fiscal years the executive officer was employed by the Company before the change-in-control or the target bonus for the fiscal year in which the change-in-control occurs if the executive officer was not eligible to receive a bonus from the Company during any of the prior three fiscal years; the applicable multiples are 200% of the annual base salary and bonus for the chief executive officer and 100% of the annual base salary and bonus for other executive officer participants;

- if the executive elects to continue medical coverage under COBRA, reimbursement of the executive's premium, for 24 months for the Chief Executive Officer and for 12 months for all other executives;
- immediate acceleration of vesting of all of the executive officer's unvested stock options and RSUs; however, if the consideration to be received by stockholders of the Company in connection with the change-in-control consists of substantially all cash or if the stock options and RSUs held by the executive officer are not assumed in the change-in-control, then all of the executive officer's then-unvested and outstanding stock options and RSUs shall vest immediately prior to the change-in-control regardless of whether or not there is a termination of employment in connection therewith; and
- if performance shares are accelerated, and the performance period has not been completed, the amount payable is computed as if the performance has been satisfied at the target level.

In addition, the CIC Agreements include the following terms and conditions:

- to the extent any change-in-control payments or benefits are characterized as excess parachute payments within the meaning of Section 4999 of the Code, and such characterization would subject the executive officer to a federal excise tax due to that characterization, the executive officer's termination benefits will be reduced to an amount so that none of the amounts payable constitute excess parachute payments if this would result in the executive officer's receipt, on an after-tax basis, of the greatest amount of termination and other benefits, after taking into account applicable federal, state and local taxes, including the excise tax under Section 4999 of the Code;
- an initial term ending on August 24, 2012 and automatic renewal for one-year periods thereafter unless the Board terminates the CIC Agreement at least 90 days before the end of the then-current term, provided that such termination shall not be effective until the last day of the then-current term; and
- the executive officer is prohibited from soliciting employees of Verisign or competing against Verisign for a period of twelve months.

The following table shows the value of stock options and RSUs that would have vested for our Named Executive Officers as of December 31, 2012, as well as the additional cash compensation payable, if any, under the change-in-control and termination scenarios described above. The value of stock options is based on the difference between the exercise price of all accelerated options and the market value of our common stock as of December 31, 2012, which was $38.82.

Change-in-Control Benefit Estimates as of December 31, 2012

	Value of Accelerated Cash Compensation Benefits ($)(1)		Value of Accelerated Stock Awards ($)		Value of Accelerated Option Awards ($)	
Named Executive Officer	**Change-in-Control Only**	**Change-in-Control plus Qualifying Termination**	**Change-in-Control Only**	**Change-in-Control plus Qualifying Termination(2)**	**Change-in-Control Only**	**Change-in-Control plus Qualifying Termination(2)**
D. James Bidzos	—	3,750,070	—	3,491,138	—	—
George E. Kilguss, III	—	842,466	—	2,315,846	—	—
Richard H. Goshorn	—	937,866	—	2,601,775	—	265,288
Patrick S. Kane	—	679,500	—	1,925,588	—	10,796
John D. Calys(3)	—	—	—	—	—	—

(1) To the extent any payments made or benefits provided upon termination of an executive officer's employment constitute deferred compensation subject to Section 409A of the Code, payment of such amounts or provision of such benefits will be delayed for six months after the executive officer's separation from service if and to the extent required under Section 409A.

(2) If the equity awards held by the executive are not assumed upon a change-in-control or the consideration to be received by stockholders consists of substantially all cash, then all such equity awards shall have their vesting and exercisability accelerated in full immediately prior to the change-in-control regardless of whether there is a qualifying termination.

(3) Mr. Calys receives no change-in-control benefits because he is not a senior vice president.

Equity Compensation Plan Information

The following table sets forth information about our common stock that may be issued upon the exercise of options, warrants and rights under all of our existing equity compensation plans as of December 31, 2012.

EQUITY COMPENSATION PLAN INFORMATION

	Equity Compensation Plan Information		
	(A)	(B)	(C)
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1)	Weighted-average exercise price of outstanding options, warrants and rights(2)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (A))
Equity compensation plans approved by stockholders(3)	2,895,189(4)	$ 29.90	15,048,971(5)
Equity compensation plans not approved by stockholders(6)	15,605(7)	$ 22.69	—
Total	2,910,794	$ 29.77	15,048,971

(1) Includes 2,494,238 shares subject to RSUs outstanding as of December 31, 2012 that were issued under the 2006 Plan.

(2) Does not include any price for outstanding RSUs.

(3) Includes the 1998 Directors Stock Option Plan (the "1998 Plan"), the 2006 Plan, and the 2007 Employee Stock Purchase Plan (the "2007 Purchase Plan"). Effective May 27, 2006, the granting of equity awards under the 1998 Plan was discontinued and new equity awards are granted under the 2006 Plan. Remaining authorized shares under the 1998 Plan that were not subject to outstanding awards as of May 26, 2006 were cancelled on May 26, 2006. The 1998 Plan will remain in effect as to outstanding equity awards granted under the plan prior to May 26, 2006.

(4) Excludes purchase rights accruing under the 2007 Purchase Plan, which has a remaining stockholder-approved reserve of 2,567,107 shares as of December 31, 2012.

(5) Consists of shares available for future issuance under the 2006 Plan and the 2007 Purchase Plan. As of December 31, 2012, an aggregate of 12,481,864 shares and 2,567,107 shares of common stock were available for issuance under the 2006 Plan and the 2007 Purchase Plan, respectively, including 268,482 shares subject to purchase under the 2007 Purchase Plan during the current purchase period. In addition to options and RSUs, shares can be granted under the 2006 Plan pursuant to stock appreciation rights, restricted stock awards, stock bonuses and performance shares.

(6) Includes the 2001 Stock Incentive Plan (the "2001 Plan"). No options issued under the 2001 Plan are held by any directors or executive officers. The terms of this plan are set forth in the 2001 Stock Incentive Plan, as amended through November 22, 2002, which was filed as an exhibit to Verisign's Annual Report on Form 10-K for the Year-ended December 31, 2001. Effective May 27, 2006, the granting of equity awards under the 2001 Plan was discontinued and new equity awards are being granted under the 2006 Plan. Remaining authorized shares under the 2001 Plan that were not subject to outstanding awards as of May 26, 2006, were cancelled on May 26, 2006. The 2001 Plan remains in effect as to outstanding equity awards granted under the plan prior to May 26, 2006.

(7) Does not include options to purchase an aggregate of 5,063 shares of common stock with a weighted-average exercise price of $6.4315 that were assumed in business combinations.

POLICIES AND PROCEDURES WITH RESPECT TO TRANSACTIONS WITH RELATED PERSONS

Verisign's Audit Committee approved a written *Policy for Entering into Transactions with Related Persons* (the "Related Person Transaction Policy") which sets forth the requirements for review, approval or ratification of transactions between Verisign and "related persons," as such term is defined under Item 404 of Regulation S-K.

Pursuant to the terms of the Related Person Transaction Policy, the Audit Committee shall review, approve or ratify the terms of any transaction, arrangement or relationship or series of similar transactions, arrangements or relationships (including any indebtedness or guarantee of indebtedness) in which (i) Verisign was or is to be a participant and (ii) a related person has or will have a direct or indirect material interest ("Related Person Transaction"), *except* for those transactions, arrangements or relationships specifically listed in the Related Person Transaction Policy that do not require approval or ratification. In determining whether to approve or ratify a Related Person Transaction, the Audit Committee will take into account, among factors it deems appropriate, whether the Related Person Transaction terms are no more favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the materiality of the related person's direct or indirect interest in the transaction.

Prior approval of the Audit Committee shall be required for the following Related Person Transactions:

- Any Related Person Transaction to which a related person is a named party to the underlying agreement or arrangement; *provided, however*, certain agreements or arrangements between Verisign and a related person concerning employment and any compensation solely resulting from employment or concerning compensation as a member of the Board that have, in each case, been entered into or approved in accordance with policies of Verisign shall not be subject to prior approval of the Audit Committee;
- Any Related Person Transaction involving an indirect material interest of a related person where the terms of the agreement or arrangement are not negotiated on an arm's length basis or where the Related Person Transaction is not a transaction in the ordinary course of business; and
- Any Related Person Transaction where the total transaction value exceeds $1,000,000.

On a quarterly basis, the Audit Committee shall review and, if determined by the Audit Committee to be appropriate, ratify any Related Person Transactions not requiring prior approval of the Audit Committee pursuant to the Related Person Transaction Policy.

In the event Verisign proposes to enter into a transaction with a related person who is a member of the Audit Committee or an immediate family member of a member of the Audit Committee, prior approval by a majority of the disinterested members of the Board shall be required and no such member of the Audit Committee for which he or she or an immediate family member is a related person shall participate in any discussion or approval of such transaction, except to provide all material information concerning the Related Person Transaction.

The following Related Person Transactions shall not require approval or ratification by the Audit Committee:

- Payment of compensation to executive officers in connection with their employment with Verisign; *provided* that such compensation has been approved in accordance with policies of Verisign.
- Remuneration to directors in connection with their service as a member of the Board; *provided* that such remuneration has been approved in accordance with policies of Verisign.
- Reimbursement of expenses incurred in exercising duties as an officer or director of Verisign; *provided* that such reimbursement has been approved in accordance with policies of Verisign.
- Any transaction with another company at which a related person's only relationship is as a director or beneficial owner of less than 10% of that company's shares, if the aggregate amount involved does not exceed $1,000,000.
- Any transaction with a related person involving services as a bank depositary of funds, transfer agent, registrar, trustee under a trust indenture, or similar services.
- Any transaction involving a related person where the rates or charges involved are determined by competitive bids, or the transaction involves the rendering of services as a common or contract carrier, or public utility, at rates or charges fixed in conformity with law or governmental authority.
- Any transaction where the related person's interest arises solely from the ownership of Verisign's common stock and all holders of Verisign's common stock received the same benefit on a pro rata basis (e.g., dividends).

There are no transactions required to be reported under Item 404(a) of Regulation S-K where the Related Person Transaction Policy did not require review, approval or ratification, or where the Related Person Transaction Policy was not followed during fiscal 2012.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Since January 1, 2012, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we or any of our subsidiaries are or were to be a party in which the amount involved exceeded or will exceed $120,000 and in which any director, executive officer or beneficial holder of more than 5% of the common stock of Verisign or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest.

PROPOSAL NO. 3
RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board has selected KPMG LLP as our independent registered public accounting firm to perform the audit of our consolidated financial statements for the year ending December 31, 2013, and our stockholders are being asked to ratify this selection. Representatives of KPMG LLP, expected to be present at the Meeting, will have the opportunity to make a statement at the Meeting if they desire to do so and are expected to be available to respond to appropriate questions.

The Board Recommends a Vote "FOR" the Ratification of the Selection of KPMG LLP as our Independent Registered Public Accounting Firm.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents fees billed for professional services rendered by KPMG LLP for the audit of our annual consolidated financial statements for the years ended December 31, 2012 and December 31, 2011, and fees billed for other services provided by KPMG LLP, in each of the last two completed fiscal years.

	2012 Fees	2011 Fees
Audit Fees (including quarterly reviews):		
Consolidated Integrated Audit	$ 1,469,000	$ 1,350,000
Statutory Audits	224,370	345,393
Total Audit Fees	1,693,370	1,695,393
Audit-Related Fees(1)	590,849	505,634
Tax Fees(2)	250,000	575,000
All Other Fees	—	—
Total Fees	$ 2,534,219	$ 2,776,027

(1) Audit-Related Fees consist principally of reporting on Service Organization Controls (SOC 1, 2 and 3 reports), and Webtrust audits.
(2) Tax Fees include tax compliance services and technical tax advice.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors

Per the Audit Committee's Charter, the Audit Committee, or a designated member of the Audit Committee, pre-approved all audit and permissible non-audit services provided by the independent registered public accounting firm. These services included audit services, audit-related services, tax services and other services. Any pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The independent registered public accounting firm and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval, and the fees for the services performed to date.

OTHER INFORMATION

Stockholder Proposals for the 2014 Annual Meeting of Stockholders

Proposals of stockholders intended to be presented at our 2014 Annual Meeting of Stockholders and included in our proxy statement and form of proxy relating to the meeting, pursuant to Rule 14a-8 under the Exchange Act must be received by us at our principal executive offices no later than 120 calendar days before the one year anniversary of the date of this Proxy Statement, or December 10, 2013.

In accordance with our Bylaws, which were most recently amended on July 25, 2012, we have established an advance notice procedure for stockholder proposals not included in our proxy statement to be brought before an Annual Meeting of Stockholders. In general, nominations for the election of directors may be made:

- pursuant to Verisign's notice of such meeting;
- by or at the direction of the Board; or
- by any stockholder of the Company who was a stockholder of record at the time of giving notice who is entitled to vote at such meeting and complies with the notice procedures set forth below.

The only business that will be conducted at an Annual Meeting of Stockholders is business that is brought before the meeting by or at the direction of the chairman of the meeting and is consistent with rules and regulations that the Board may adopt for the conduct of the meeting or by any stockholder entitled to vote who has delivered timely written notice to the Secretary of the Company no later than ninety (90) days and no earlier than one hundred twenty (120) days prior to the first anniversary of the date of the Company's proxy statement released to stockholders in connection with the previous year's Annual Meeting (such date, the "Proxy Anniversary Date"). In the event that the date of the Annual Meeting is more than thirty (30) days before or more than sixty (60) days after the Proxy Anniversary Date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the one hundred twentieth (120th) day prior to the Annual Meeting and not later than the close of business on the later of the ninetieth (90th) day prior to the Annual Meeting or the close of business on the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by the Company. Additionally, if the number of directors to be elected to the board is increased and the Company does not publicly announce either all of the director nominees or the size of the increased board at least seventy (70) days prior to the Proxy Anniversary Date (or, if the Annual Meeting is held more than thirty (30) days before or more than sixty (60) days after the Proxy Anniversary Date, at least seventy (70) days prior to such meeting), a stockholder's notice with respect to nominees for any new positions will be considered timely if delivered no later than the close of business on the tenth (10th) day following such public announcement by the Company. In no event shall the public announcement of an adjournment or postponement of an annual meeting or a new record date for an annual meeting commence a new time period for the giving of a stockholder's notice as described above.

The stockholder's notice must contain information specified in the Bylaws concerning the matters to be brought before the meeting and concerning the stockholder proposing those matters and certain other parties. If a stockholder who has notified us of his or her intention to present a proposal at an Annual Meeting does not appear or send a qualified representative to present the stockholder's proposal at the meeting, the Company need not present the proposal for a vote at the meeting. The Company reserves the right to reject, rule out of order, or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements, including conditions established by the SEC.

To be eligible to be a nominee for election or re-election by the stockholders as a director of the Company or to serve as a director of the Company, a person must deliver to the Secretary a written questionnaire with respect to the background and qualification of such person and, if applicable, the background of any other person on whose behalf the nomination is being made (which questionnaire shall be provided by the Secretary upon written request) and a written representation and agreement (in the form provided by the Secretary upon written request) that such person: (i) is not and will not become a party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person as to how such person, if elected as a director, will act or vote on any issue or question that has not been disclosed in such questionnaire; (ii) is not and will not become a party to any agreement, arrangement or understanding with any person other than the Company with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed in such questionnaire; and (iii) in such person's individual capacity and on behalf of any person on whose behalf the nomination is being made, would be in compliance, if elected as a director, and will comply with, applicable law and all conflict of interest, confidentiality and other policies and guidelines of the Company (including the Company's Corporate Governance Principles) applicable to directors generally and publicly available (whether on the Company's website or otherwise) as of the date of such representation and agreement.

A copy of the full text of the bylaw provisions discussed above may be obtained by writing to the Secretary of Verisign and is also available at our website at *https://investor.verisign.com/policies.cfm*. All notices of proposals by stockholders, whether or not included in our proxy materials, should be sent to the Secretary of Verisign at 12061 Bluemont Way, Reston, Virginia 20190.

Other Business

The Board does not presently intend to bring any other business before the Meeting, and, so far as is known to the Board, no matters are to be brought before the Meeting except as specified in the Notice of the Meeting. As to any business that may properly come before the Meeting, however, it is intended that proxies will be voted in respect thereof in accordance with the judgment of the persons voting such proxies.

Whether or not you expect to attend the Meeting, please complete the proxy electronically as described on the Notice of Internet Availability of Proxy Materials and under "Internet and Telephone Voting" in this Proxy Statement, or alternatively, if you have requested paper copies of the proxy soliciting materials, please complete, date, sign and promptly return the proxy in the enclosed postage paid envelope or cast your vote by phone so that your shares may be represented at the Meeting.

Communicating With Verisign

We have from time-to-time received calls from stockholders inquiring about the available means of communication with Verisign. We thought that it would be helpful to describe those arrangements that are available for your use.

- If you would like to receive information about Verisign, you may use one of these convenient methods:
    1. To have information such as our latest Annual Report on Form 10-K or Quarterly Report on Form 10-Q mailed to you, please email our Investor Relations Department at ir@verisign.com, and specify your mailing address, or call our Investor Relations Department at 1-800-922-4917 (U.S.) or 1-703-948-3447 (international).
    2. To view our website on the Internet, use our Internet address: *www.verisigninc.com*. Our home page gives you access to product, marketing and financial data, and an on-line version of this Proxy Statement, our Annual Report on Form 10-K and other filings with the SEC. The information available on, or accessible through, this website is not incorporated herein by reference.
- If you would like to write to us, please send your correspondence to the following address:

    VeriSign, Inc.
    Attention: Investor Relations
    12061 Bluemont Way
    Reston, Virginia 20190

    or via email at ir@verisign.com.
- If you would like to inquire about stock transfer requirements, lost certificates and change of stockholder address, please call our transfer agent, Computershare Shareowner Services LLC at 1-877-255-1918. Foreign stockholders please call 1-201-680-6578. You may also visit their website at *http://www.computershare.com/investor* for step-by-step transfer instructions.

This page intentionally left blank.

BOARD OF DIRECTORS

D. James Bidzos
Chairman of the Board of Directors
Executive Chairman
President and Chief Executive Officer
VeriSign, Inc.

William L. Chenevich
Former Vice Chairman of
Technology and Operations
U.S. Bancorp

Kathleen A. Cote
Former Chief Executive Officer
Worldport Communications Company

Roger H. Moore
Former President and Chief Executive Officer
Illuminet Holdings, Inc.

John D. Roach
Chairman and Chief Executive Officer
Stonegate International

Louis A. Simpson
Chairman
SQ Advisors, LLC

Timothy Tomlinson
General Counsel
Portola Minerals Company

EXECUTIVE OFFICERS

D. James Bidzos
Chairman of the Board of Directors
Executive Chairman
President and Chief Executive Officer

George E. Kilguss, III
Senior Vice President and
Chief Financial Officer

Richard H. Goshorn
Senior Vice President
General Counsel and Secretary

Patrick S. Kane
Senior Vice President
Naming and Directory Services

INVESTOR INFO

Quarterly earnings releases, corporate news releases, and Securities and Exchange Commission filings are available by contacting Verisign Investor Relations or through our website at http://investor.verisign.com. **A copy of Verisign's Annual Report on Form 10-K for the fiscal year ended December 31, 2012, containing additional information of possible interest to stockholders will be sent without charge to any stockholder who requests it. Please direct your request to Verisign Investor Relations at the address at right.**

STOCK EXCHANGE LISTING
NASDAQ Stock Market
Ticker Symbol: VRSN

VRSN
NASDAQ
LISTED

VERISIGN INVESTOR RELATIONS
12061 Bluemont Way
Reston, VA 20190
Phone: + 1 800 922 4917
Int'l: + 1 703 948 3447
Email: ir@verisign.com
http://investor.verisign.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
KPMG LLP
1676 International Drive, Suite 1200
McLean, VA 22102

TRANSFER AGENT
If you have questions concerning stock certificates, change of address, consolidation of accounts, transfer of ownership, or other stock account matters, please contact Verisign's transfer agent:

Computershare Shareowner Services LLC
P.O. Box 43006
Providence, RI 02940
Phone: + 1 877 255 1918
Int'l: + 1 201 680 6578
http://www.computershare.com/investor

OUR STORY



Knowledge, experience, connection... These are the things the Internet empowers each of us with. Perhaps the greatest thing the Internet instills in us, though, is confidence—namely the confidence to go wherever you want to go online. For more than 15 years, that's what we've been doing for people and businesses—giving them the confidence to get online and connect to the things that matter most to them. Billions of times every day—reliably and safely—on the domain extensions that define the Internet. That's confidence. That's **"Powered by Verisign."**

WORLDWIDE

UNITED STATES:

12061 Bluemont Way
Reston, VA 20190
Phone: +1 703 948 3200

185 Berry Street
Wharfside Building Suite 1000
San Francisco, CA 94107
Phone: + 1 415 486 6800

EUROPE:

Rue des Pilettes 3
CH-1705 Fribourg
Switzerland
+41 (0) 26 408 7778

Verisign – MWB Bank
27-28 Clements Lane*
EC4N 7AE London
United Kingdom
Phone: +44 20 3207 9085

INDIA:

80 Feet Road Koramangala
Koramangala, Bangalore – 560 034 Karnataka
India
Phone: + 91 80 4256 5656

AUSTRALIA:

5 Queens Road
Level 10
Melbourne, VIC, 3004
Australia
Phone: + 61 3 9926 6700

VERISIGN™

VerisignInc.com

FSC®
www.fsc.org
MIX
Paper from responsible sources
FSC® C013980

*New address effective 5/1/2013: MWB Business Exchange; One Kingdom Street, Paddington, London W2 6BD